As submitted confidentially to the Securities and Exchange Commission on March 24, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iCIMS Holding LLC

to be converted as described herein to a corporation named

iCIMS Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	7372	83-1601391
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

101 Crawfords Corner Road

Suite 3-100

Holmdel, NJ 07733

Telephone: (888) 279-3992

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

N. Steven Lucas

iCIMS Holding Corp.

Chief Executive Officer

101 Crawfords Corner Road

Suite 3-100

Holmdel, NJ 07733

(888) 279-3992

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Michael Kaplan Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

iCIMS Holding LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately after effectiveness of this registration statement, iCIMS Holding LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to iCIMS Holding Corp. as described in the section titled “Corporate Conversion” of the accompanying prospectus. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. As a result of the Corporate Conversion, the members of iCIMS Holding LLC will become holders of shares of common stock of iCIMS Holding Corp. Unless the context otherwise requires, all references in the accompanying prospectus to the “Company,” “iCIMS,” “we,” “us,” “our” or similar terms refer to iCIMS Holding LLC and its consolidated subsidiaries before the Corporate Conversion, and iCIMS Holding Corp. and, where appropriate, its subsidiaries after the Corporate Conversion.

The term “Vista” or “our Majority Stockholder” refers to Vista Equity Partners, our majority stockholder, and the term “Vista Funds” refers to Vista Equity Partners Fund V, L.P. (“Fund V”), Vista Equity Partners Fund V-A, L.P. (“Fund V-A”), Vista Equity Partners Fund V-B, L.P. (“Fund V-B”), VEPF V FAF, L.P. (“VEPF V”), Vista Equity Partners Fund V Executive, L.P. (“Fund V Executive”) and Vista Equity Associates V, LLC (“Associates V LLC”).

Except as disclosed in the prospectus, the consolidated financial statements and other financial information included in this registration statement are those of iCIMS Holding LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of common stock of iCIMS Holding Corp. are being offered by the accompanying prospectus. We do not expect that the Corporate Conversion will have a material effect on the results of our operations.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2021

            Shares

Common Stock

This is an initial public offering of shares of common stock of iCIMS Holding Corp.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                 and $                . We intend to apply to list our common stock on the                  under the symbol “                .”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.

Immediately after this offering, assuming an offering size as set forth above, funds controlled by our Majority Stockholder, Vista Equity Partners, will own approximately                 % of our outstanding common stock (or                 % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the                 . See “Management—Corporate Governance—Controlled Company Status.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to iCIMS Holding Corp.	$	$

(1)	See “Underwriters” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares of our common stock at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                 , 2021.

Prospectus dated                , 2021

Morgan Stanley	J.P. Morgan

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

Our Purpose

Our purpose is to deliver the world’s leading Talent Cloud to empower organizations everywhere to hire the best talent and build their winning workforce.

Overview

We believe that the right talent, on the right team, transforms businesses, communities, and the world. Talent enables organizations to out-innovate competition, provide customer experiences that create brand ambassadors, and serve their local and global communities. We believe Talent Powers TransformationTM.

No asset matters more to a business than its people. We believe an integrated end-to-end software solution to attract talent, engage candidates, hire employees, and advance careers is more critical now than ever before. The iCIMS Talent Cloud enables the world’s best brands to build the pipeline that matters the most—their talent pipeline—and innovate, differentiate, and succeed through their talent.

The accelerating pace of digital transformation and the increasing importance of talent as an essential driver of business performance, have caused businesses and organizations everywhere to not only rethink their approaches to finding, developing, and retaining talent, but to also rethink their very definition of a workforce.

We recognize the transformational power that funnel-based software technologies have had in areas such as Sales and Marketing, and believe that the same level of impact has been brought to talent with the iCIMS Talent Cloud.

As an established leader in talent acquisition software, iCIMS is at the forefront of an innovative breed of talent platform for the new, global talent economy. The iCIMS Talent Cloud is a talent-focused software platform for growth, designed to empower organizations everywhere to build their talent pipeline and winning workforce.

We drive talent transformation at scale for many of the world’s leading companies and brands, including over 25% of the Fortune 500 companies in 2020. During 2020, our customers managed approximately 64 million applicants and made more than 3.8 million hires through the iCIMS Talent Cloud. We have developed our software platform to be flexible and scalable to address a diverse range of customer needs across industries and geographies. We support approximately 4,320 customers in over 200 countries and territories, including leading enterprises such as                 and                 .

Since our inception, we have focused on building iCIMS with a combination of strong growth and profitability. Our annual recurring revenue, or ARR, was $285 million for the year ended December 31, 2020 as compared to $246 million for the year ended December 31, 2019, representing a 16% year-over-year growth rate. See “—Key Business Metrics” for a description and limitations of ARR. We generated a net loss from operations of ($25.6) million in 2020 and ($39.8) million in 2019. We generated Adjusted EBITDA of $47.7 million in 2020 and $21.3 million in 2019, representing a 2.2x increase during this period. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of Adjusted EBITDA and a reconciliation to its most directly comparable GAAP financial measure.

Why It Matters

The acceleration of the talent economy, which recognizes talent is no longer a mere business expense, but an asset to be invested in and measured, has forever changed the way businesses compete and the way they view talent. The ultimate differentiator between competitors is their talent.

We believe that winning in the talent economy means organizations must find, acquire, develop, and retain diverse, digitally skilled, mission-driven talent at scale. This means businesses must now cultivate relationships with candidates and talent for employment the same way they have worked for decades to cultivate relationships with their prospects and customers. For businesses, this means consistently attracting, engaging, hiring, and advancing the absolute best people, over and over again, thousands of times per year. However, it has never been more challenging to do this, and the vast majority of organizations are ill-prepared.

COVID-19 accelerated the talent transformation, forcing organizations to reimagine the way they attract, engage, hire, and advance talent, and increasing the need for workforce agility. This has exposed outdated human resources (HR) technology that was never designed for the talent economy.

For example, according to Korn Ferry, a global skills shortage is forecasted to leave a gap of more than 85 million unfilled jobs and nearly $8.5 trillion in unrealized revenue by 2030.1 Data from the Future of Jobs Survey from the World Economic Forum, suggests that on average 15% of a company’s workforce is at risk of disruption on the horizon up to 2025, and on average 6% of workers are expected to be fully displaced.2 Businesses also continue to rebalance machines, artificial intelligence (AI), and human talent at work—across full-time, gig, and contingent hiring—further punctuating the need to re-skill talent for new opportunities. Businesses are also increasingly identifying diversity, equity and inclusion as an organizational imperative. While business leaders and HR organizations are rethinking their approaches, yesterday’s tools are not equipped to keep up. The traditional HR tools of yesterday were built as rigid tools for administration. Today, there is nothing traditional about how organizations need to attract, engage, hire and advance talent.

[1]	Korn Ferry’s Global Talent Crunch.
[2]	World Economic Forum, The Future of Jobs Report 2020.

These outdated HR tools were not designed for the market and organizational dynamics of the talent economy, which requires more adaptive, intelligent, and talent-centric experiences for how organizations build their winning workforce. Organizations that fail to address these risks and transform their relationship with talent will struggle to win in a post-COVID digital world.

iCIMS is answering the call with a new breed of platform—delivering the innovation that drives critical talent transformation that is key to winning in the talent economy. The iCIMS Talent Cloud is a market-leading, mission-critical software platform that is designed to transform how organizations attract, engage, hire, and advance talent, helping such organizations build their winning workforce in the talent economy.

Unlike yesterday’s recruiting tools, we believe that iCIMS Talent Cloud is a future-fit software platform of growth for our customers, focused on interactions between talent and organizational hiring teams. We think that legacy, rigid “one size fits all” approaches will be exchanged for dynamic, “consumer-level” experiences, which we define as personalized and delivered how and where candidates, hiring managers, and recruiters require.

Industry Trends That Accelerate Our Opportunity

CEOs know that having the right talent is mission critical

Hiring and retaining the best talent is a top priority for every company. CEOs of the largest organizations agree on the importance of building the best teams and its direct correlation with driving successful results for their companies. Companies understand that talent is not a “resource,” but rather a key competitive advantage. Companies of all sizes and across every industry are in continuous search for top talent and face increasing challenges and complexities for attracting, engaging, hiring, and advancing talent.

Hiring at scale is very complex

Organizations need to hire different types of talent (e.g., full-time, part-time, contingent, seasonal), with a wide range of skills, and across multiple geographies. They need to do this in a way that is engaging, automated, scalable, and effective to meet their business needs. However, we believe many organizations today are navigating this complex environment with outdated, cumbersome, and unintegrated tech stacks that distract recruiters and hiring managers from their most important priority—building their winning teams.

Market forces are accelerating talent transformation

Changing workforce demographics, a widening global skills shortage, increased importance of diversity and inclusion, and the ability to hire and work from anywhere have further accentuated the challenges of building winning teams. Furthermore, the COVID-19 pandemic accelerated the talent transformation and need for workforce agility, exposing outdated HR technology. We believe an integrated end-to-end software solution to attract talent, engage candidates, hire employees, and advance careers is more critical now than ever before.

Today’s candidates, HR teams, and hiring managers expect consumer-level experiences

According to the U.S. Bureau of Labor Statistics, by 2025, more than half of the US workforce will be comprised of Gen Z and Millennials.3 These are digital-native generations that grew up with technology and are accustomed to establishing personal and professional relationships through social media and using online reviews to choose the brands they consume or the companies they want to join. We believe legacy recruiting approaches based on paper job descriptions and written resumes are quickly fading away. Recruiting processes that engage

[3]	U.S. Bureau of Labor Statistics.

candidates with static and stale communications, require manual and repetitive tasks, and rely on rigid systems and disparate tech stacks are therefore insufficient. Today’s candidates need to be engaged through digital channels, with consumer-level experiences, and in a personalized way that builds authentic relationships.

Traditional talent solutions are outdated

Legacy talent solutions were built for a world where paper job descriptions and resumes were the main tools used to hire candidates. As enterprises have undergone digital transformations, the tools required to build a winning workforce have transformed as well, leaving traditional talent solutions largely obsolete. We believe that traditional talent solutions are characterized by the following key limitations:

•	Lack of breadth. Traditional solutions include homegrown or point solutions that are siloed, antiquated, and narrow in scope.

•	Inability to scale. Traditional solutions were not built for large enterprises and fail to scale across multiple geographies, divisions, or use cases.

•

Lack of talent intelligence. Traditional solutions lack the intelligence to identify potential, and fail at relating similar, but not exact, skills or experiences to relevant jobs. This can be the difference between identifying the perfect candidates and letting them fall through the cracks, contributing to the growing talent gap.

•	Inequitable. Traditional solutions rely heavily on human reviews and evaluations that are likely to result in bias, impeding organizations’ strides towards diversity and inclusion.

•

Poor user experience. Traditional solutions were not designed to be consumer-focused. These solutions were built with a “systems of record” mentality, which is exhibited through antiquated user interfaces.

Organizations need a new breed of talent platform for the new, global talent economy

Organizations are looking for next-generation talent software solutions that enable them to overcome the complexities of hiring at scale in the current world. These organizations understand that talent is the key driver of business success. Therefore, having the right talent software is a top-line driver, not a back-office expense.

Market Opportunity

We believe that the criticality of having the right talent and market forces set the stage for sustainable growth in our space. The market for talent-focused solutions that solve hiring needs at-scale is large and growing, creating a significant growth opportunity for iCIMS. Based on the current market, opportunity is and expected to grow at a         % per year for the next                  years.

The iCIMS Talent Cloud

iCIMS has been recognized as an established leader in talent acquisition software and has led the market in transforming the ways in which companies build their winning workforce. Our value is simple: we make hiring at scale possible to enable talent driven transformation for our customers. As of December 31, 2020, we had approximately 4,320 customers and approximately 2.4 million recruiters and team leaders worldwide, which in 2020, utilized the iCIMS Talent Cloud to process approximately 120 million applications to build their most important pipeline, the talent pipeline.

The iCIMS Talent Cloud is a system of engagement designed to replace yesterday’s systems of administration with a future-fit software platform for growth that is designed to allow companies of all sizes and industries to quickly and easily build winning teams that drive business results. We think that legacy, rigid “one size fits all” approaches will be exchanged for dynamic, “consumer-level” experiences, personalized, and delivered how and where candidates, hiring managers, and recruiters require.

Core pillars of the iCIMS Talent Cloud

We empower companies to build their winning workforce with the iCIMS Talent Cloud. The iCIMS Talent Cloud is a mission-critical software system that consists of a portfolio of applications, platforms and ecosystems built around candidate data, and is designed to enable companies to effectively attract, engage, hire and advance talent at scale. The core pillars of the iCIMS Talent Cloud are:

•	Applications: Full portfolio of business applications for recruiters and hiring managers to attract, engage, hire, and advance the best talent.

•

Platform: An open platform, with an extensible application programming interface (API), that unites talent data into dynamic candidate data profiles, creates seamless workflows across the iCIMS Talent Cloud and third-party software, and leverages our AI-capabilities and analytics across the entire set of talent data.

•

Ecosystem: iCIMS has built an ecosystem of third-party products and service providers that build applications that integrate with our platform and offer consulting and other professional services to our customers.

At the center of the iCIMS Talent Cloud is the individual candidate. Underpinning the iCIMS Talent Cloud is a deep candidate data layer that aggregates talent information from across the iCIMS Talent Cloud and customers’ multiple talent systems into a single individual profile with enriched data around skills, competencies, and potential—candidate data profiles.

We recognize that talent is the core differentiator in successful businesses. Our end-to-end software platform uniquely helps companies of all sizes and across all industries address the challenge of building their winning workforce in the following ways:

•

Better business performance: Enable organizations to hire at scale and fill open positions with the best talent, which is mission-critical for organizations and can represent the difference between business success or failure.

•

Holistic talent experience: The iCIMS Talent Cloud delivers simple, intuitive, and streamlined interfaces for recruiters, dynamic and relevant content for candidates, and robust frameworks for third party developers.

•	Flexible configuration: Our customers can configure our platform to meet the diverse needs of their business.

•

Integrated and embedded across the talent ecosystem: More than 900 different third-party products have been integrated with the iCIMS Talent Cloud and approximately 300 of these are listed in our marketplace, enabling our customers to always pick the best tools for the job through our platform.

•	Simple to use: Designed from the ground up to deliver a consumer-level experience, the iCIMS Talent Cloud is designed to enable businesses to attract, engage, hire and advance talent.

We believe the right talent on the right team transforms businesses for the better. Attracting the best talent to work for your company is a front office responsibility and is the most important pipeline your company can build. The iCIMS Talent Cloud drives the following benefits to help hire the best people:

•

Expanded talent pipeline: By replacing generic bolt-on human resources information systems (HRIS), with an end-to-end software platform designed with talent acquisition in mind, recruiters are able to increase their talent pipeline, expanding the quality and diversity of candidates.

•	Superior candidate experience: Companies that use the iCIMS Talent Cloud deliver a simpler, faster and better experience for their own employees and the candidates that interface with them.

Why We Win

We believe that our market leadership position is based on the following key strengths:

Leading end-to-end software platform: We have designed and built a world-class, end-to-end software platform designed to transform how businesses attract, engage, hire and advance talent at scale. We believe our customers choose our platform over others because of its powerful, integrated and easy-to-use applications.

Relentless focus on the talent experience: We designed the iCIMS Talent Cloud with user experiences for candidates, recruiters and hiring managers in mind. The best companies are hyper-conscious of how their brand is perceived and this is especially true when trying to attract the right talent to work for them.

Brand recognition and reputation: iCIMS has enabled tens of millions of people to find their next job since we began in 2000. iCIMS has been recognized as a Talent Acquisition vendor in industry reports including the 2020 Gartner Market Guide for Talent Acquisition Applications.4 Also, iCIMS has won numerous awards and has been named a leader on multiple occasions, including IDC’s Marketscape on Talent Acquisition report.5

[4]	Gartner Research.
[5]	IDC Marketscape—Worldwide Modern Talent Acquisition Suites for Large Enterprises, 2020 Vendor Assessment.

Innovation leader: iCIMS has been recognized as an established leader in talent acquisition software and has led the market in transforming the ways in which companies build their winning workforce. In 2020 alone, we launched four new solutions, each focused on helping our customers stay ahead of the game as digital transformation accelerated in the wake of the pandemic.

Robust partnerships and ecosystem: We have built a large and growing ecosystem around our platform and company, with approximately 700 partners globally, including integrated software vendors, marketing agencies, and consultants among others. We have built what we believe is the largest engaged audience in our industry, which now comprises more than two million active professionals that use the iCIMS Talent Cloud to build winning workforces for their organizations.

Secure, scalable and extensible: Being entrusted with people’s career choices is something we take very seriously. We are committed to the security and compliance of customers’ and individuals’ data, leveraging strong encryption methods for data at rest and in transit. A single multi-tenant code base with microservices architecture ensures scalability of our solutions for all of our customers.

Industry agnostic and relevant for every business: Talent enables businesses to out-innovate the competition and achieve market leadership in any industry. As such, our platform is designed to serve any industry and we have expertise in healthcare and life sciences, financial services, technology, business services, retail, transportation, and manufacturing.

Our Strategy for Growth

We intend to drive the growth of our business by executing on the following strategies:

Drive new customer acquisition

Despite our success to date, we believe the market for dedicated talent acquisition software platforms remains largely underpenetrated. As a result, there is a vast opportunity to take our core capabilities to many more enterprise and commercial businesses around the world. We estimate that our total customer base of approximately 4,320 customers represents less than 10% of the estimated enterprise and commercial businesses worldwide located in our current core target market.6

Focus on large customers

Our go-to-market model is primarily based on the following types of customers: enterprises (companies with 2,500 employees or more) and commercial businesses (companies with up to 2,499 employees). Our focus on landing primarily enterprise customers that pay greater than $100,000 in ARR has been a key driver to our success, growing at 32% compounded annual growth rate from 2017 to 2020, representing approximately 65% of total ARR as of December 31, 2020. Furthermore, the compounded annual growth rate from 2017 to 2020 for customers more than $250,000, $500,000, and $1 million in ARR was 44%, 57%, and 70%, respectively.

Deliver product innovation

Businesses are increasingly realizing the value of having an end-to-end integrated talent acquisition and service platform. We believe we are well positioned to capitalize on this opportunity by introducing new products and applications to extend the functionality of our software platform. Insights from our growing customer base provide for a rich roadmap of product expansion.

[6]	Based on the number of businesses with more than 500 employees as estimated by the United States Census Bureau for the U.S. market & CapIQ for businesses outside the U.S.

Capitalize on significant cross-sell opportunity

A company’s first exposure to iCIMS is often through our applicant tracking system to manage the hiring process. Once a company begins to realize the benefits of our platform, we often have an opportunity to expand into other use cases—going beyond hiring into employer branding, employee on-boarding, candidate relationship management, and other applications—thereby expanding our reach and stickiness with a customer. As of December 31, 2020, only 29% of our customers had adopted 3 or more products within our portfolio and we believe there is strong potential to expand within our existing customer base.

Penetrate underserved global market

As of year-end 2020, we derived 9% (or $25 million) of our ARR from customers outside the United States, up from 6% (or $15 million) in December 31, 2019, representing more than 65% year over year growth. We believe there is a substantial opportunity for us to increase our international customer base by leveraging and expanding investments in our technology, direct sales force, and strategic partnerships around the world.

Drive strategic M&A

We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our software platform, accelerate the pace of our innovation and expand into new geographies, industry verticals, and hiring types. We have demonstrated that we can successfully integrate and accelerate the growth of our acquisition targets. For example, TextRecruit, which was acquired in 2018 has seen ARR grow 8x largely from adoption of TextRecruit products into our installed customer base which now boasts over 50% adoption by our enterprise customers. Jibe, which was acquired in 2019, has seen ARR grow more than 65% through our cross-selling motion since the acquisition.

Risk Factor Summary

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	the effects of the COVID-19 pandemic have affected how we and our customers are operating our businesses, and the duration and extent to which this lasts will impact our future;

•	we face significant competition which may adversely affect our ability to add new customers, retain existing customers and grow our business;

•	our future revenues and operating results will be harmed if we are unable to develop new products, acquire new customers or renew and expand sales with our existing customers;

•	if for any reason we are not able to enhance and create new features, keep pace with technological developments or respond to future disruptive technologies, our business may suffer;

•

adverse economic conditions generally, and a decline in market share for enterprise cloud computing specifically, could limit our ability to grow our business and negatively affect our operating results;

•	a substantial majority of our subscription revenue is derived solely from our iCIMS Talent Cloud products;

•	defects in our solutions or breaches of warranties could affect our reputation, result in significant costs to us and impair our ability to sell our products and related services;

•	if we fail to maintain and evolve our purpose-driven culture of innovation, curiosity, passion, customer commitment and employee empathy, our business will be harmed;

•	if we fail to maintain, enhance or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer;

•

forecasts of our business growth, profitability, market growth and market opportunity may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure our business will grow at similar rates, or at all;

•	we have a history of losses, and we cannot be certain that we will achieve or sustain profitability;

•	we are subject to seasonal sales and customer growth fluctuations, the volatility of which may not be immediately reflected in our financial position and results of operations;

•	our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business;

•

due to our revenue recognition practices, a significant downturn in our business may not be immediately reflected in our operating results, and any changes to applicable accounting rules could further affect our reported operating results;

•	future acquisitions could harm our business and operating results;

•	unfavorable laws, regulations, interpretive positions or standards governing new and evolving technologies we use could result in significant costs and compliance challenges;

•	evolutions in internet regulations, infrastructure and accessibility may create interruptions in our solutions, thereby increasing our expenditures and causing customer dissatisfaction;

•	compliance with or changes in U.S. or foreign laws, rules and regulations concerning data privacy and data localization could create operational challenges and increase potential liabilities;

•	a breach or compromise of the security measures we rely on could result in unauthorized access to ours or our customers’ data, materially harming our reputation, business and results of operations;

•	any future litigation against us could damage our reputation and be costly and time-consuming to defend;

•

failure to obtain, maintain, protect and enforce our proprietary technology and intellectual property rights and the failure to comply with the terms of the open source software licenses that we utilize, may jeopardize our ability to protect our proprietary software and subject our business to litigation and could substantially harm our business, operating results and financial condition;

•	if we fail to retain key employees and recruit qualified personnel, our business could be harmed;

•	our business depends substantially on the level of our customer satisfaction and specifically on customers renewing their agreements, purchasing additional products, or adding additional users;

•	any failure to offer high-quality support could cause our business and reputation to suffer;

•	our growth depends in part on the success of our strategic relationships with third parties;

•

our services, solutions and growth depend on our ability to effectively integrate our applications with a variety of third-party technologies, as well as on our ability to successfully use the underlying third-party computer hardware and software themselves;

•	we face risk related to catastrophes, disruptions, capacity limitations or interference with our use of data centers operated by third-party providers;

•	interruptions or performance problems associated with our technology or infrastructure could result in delays or outages of our services;

•	we have experienced rapid growth, we may not be able to manage our growth effectively;

•	we are, and expect to continue to be, dependent upon our principal asset, iCIMS, Inc.;

•	our international sales and presence expose us to risks inherent in global operations;

•	changes in domestic and foreign tax laws or regulations that are applied adversely to us may increase our tax liability; and

•	the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Our Majority Stockholder

We have a valuable relationship with our Majority Stockholder, Vista. In September 2018, Vista acquired us for the purpose of acquiring all of the capital stock of iCIMS, Inc. We refer to this transaction as the “Vista Acquisition.” In connection with the Vista Acquisition, we are party to a director nomination agreement with Vista that provides Vista the right to designate nominees to our board of directors, or our Board, subject to certain conditions. In addition, in connection with this offering, we intend to enter into a director nomination agreement, or the Director Nomination Agreement. The Director Nomination Agreement will provide Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of this offering; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of this offering; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owns as of the date of this offering. The Director Nomination Agreement will also provide that Vista may assign such right to a Vista affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

We also intend to enter into a registration rights agreement, or the Registration Rights Agreement, pursuant to which (i) Vista will be entitled to request that we register Vista’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations” and (ii) Vista will be entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement” for more details with respect to the Registration Rights Agreement.

Vista is a leading global investment firm with more than $73 billion in assets under management as of September 30, 2020. The firm exclusively invests in enterprise software, data and technology enabled organizations across private equity, permanent capital, credit and public equity strategies, bringing an approach that prioritizes creating enduring market value for the benefit of its global ecosystem of investors, companies, customers and employees. Vista’s investments are anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven, flexible management techniques that drive sustainable growth. Vista believes the transformative power of technology is the key to an even better future—a healthier planet, a smarter economy, a diverse and inclusive community and a broader path to prosperity.

General Corporate Information

iCIMS was founded in 2000. We were formed in 2018 as Cersei Topco, LLC, a Delaware limited liability company, in connection with the Vista Acquisition. Effective March 5, 2021, the name of our company was changed to iCIMS Holding LLC. Our principal executive offices are located at 101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733. Our telephone number is (888) 279-3992. Our website address is www.icims.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes our trademarks and service marks such as “iCIMS,” “Hire Expectations,” “Recruiting Intelligence,” and “Recruiting Analytics,” which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, such as “WhatsApp,” “AWS,” and “Microsoft Azure” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name iCIMS Holding LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately after the effectiveness of the registration statement of which this prospectus forms a part, iCIMS Holding LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to iCIMS Holding Corp. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. For more information, see the section titled “Corporate Conversion.”

Following the completion of the Corporate Conversion and prior to the closing of this offering, Vista will own approximately         % of iCIMS Holding Corp.’s common stock. iCIMS Holding Corp. will have several wholly owned direct and indirect subsidiaries that are legacies from the corporate structure that existed prior to this offering. See the section titled “Corporate Conversion.”

Status as a Controlled Company

Because Vista will beneficially own                 shares of our common stock (or                 shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full), representing approximately         % of the voting power of our company following the completion of this offering (or         % if the underwriters’ option to purchase additional shares is exercised in full), we will be a “controlled company” as of the completion of the offering under the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and the rules of the                 . As a controlled company, we will not be required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on

the                 , at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have                 independent directors upon the closing of this offering, of whom will qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and the rules of the                , including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See the section titled “Management—Status as a Controlled Company.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements (such as not being required to provide audited financial statements for the year ended December 31, 2018) in this prospectus and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

THE OFFERING

Common stock offered	shares.

Option to purchase additional shares	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters’ option to purchase additional shares is exercised in full, assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use approximately $             million of the net proceeds of this offering (or $             million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our senior secured credit agreement, dated September 12, 2018, as amended, and comprised of the $535.0 million term loan facility, or the Term Loan Facility, and the $25.0 million revolving credit facility, or the Revolving Credit Facility, in each case with a maturity date of September 12, 2024 and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than repayment of indebtedness under such senior secured credit agreement, or the Credit Agreement, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. See “Use of Proceeds” for additional information.

Controlled company	After this offering, assuming an offering size as set forth in this section, the Vista Funds will own approximately % of our common stock (or % of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the . See “Management—Corporate Governance—Controlled Company Status.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“ .”

The number of shares of common stock to be outstanding following this offering is based on                  shares of common stock outstanding as of December 31, 2020 after giving effect to the Corporate Conversion, and excludes                 million shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan, or the 2021 Plan, which will be adopted in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the completion of the transactions described in the section titled “Corporate Conversion”;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We derived the summary consolidated statements of operations data for the years ended December 31, 2020 and 2019 and consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31, 2020		Year Ended December 31, 2019
	(in thousands, except unit and per unit data)
Consolidated Statements of Operations:
Revenues		$251,283	$214,202
Cost of revenues(1)(2)		57,628	51,039

Gross Profit		193,655	163,163
Operating expenses:
Sales and marketing(1)(2)		69,998	70,559
Research and development(1)(2)		48,255	43,121
General and administrative(1)(2)		51,752	42,274
Amortization of intangible assets		49,267	46,971

Total operating expenses		219,272	202,925

Operating loss		(25,617)	(39,762)

Interest and other (expense) income:
Interest expense, net		(39,140)	(40,528)
Other (expense) income, net		(121)	61

Total interest and other expense, net		(39,261)	(40,467)

Loss before income tax benefit		(64,878)	(80,229)
Income tax benefit		(16,708)	(21,149)

Net loss		$(48,170)	$(59,080)

Loss per unit:
Basic		$(56.16)	$(69.19)

Diluted		$(56.16)	$(69.19)

Weighted average members’ units outstanding:
Basic		857,665	853,874
Diluted		857,655	853,874
Pro forma net loss per share:(3)
Basic and diluted	$		N/A
Net loss		$(48,170)	$(59,080)
Other comprehensive income (loss):
Foreign currency translation adjustments		2,242	(5)
Total comprehensive loss		$(45,928)	$(59,085)

(1)	Includes stock-based compensation as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in thousands)
Cost of revenues	$241	$53
Sales and marketing	922	689
Research and development	668	723
General and administrative	3,267	4,049

Total stock-based compensation	$5,098	$5,514

(2)	Includes depreciation expense as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in thousands)
Cost of revenues	$1,344	$1,179
Sales and marketing	1,220	1,055
Research and development	1,162	926
General and administrative	763	573

Total depreciation expense	$4,489	$3,733

(3)

The unaudited pro forma basic and diluted net loss per share is computed by dividing pro forma net loss by pro forma weighted-average common shares outstanding. For the year ended December 31, 2020, pro forma net loss is computed by decreasing net loss by $             of interest expense, net of tax, that would not have been incurred if the offering had occurred on January 1, 2020. Pro forma weighted average common shares outstanding is computed by giving effect to the Corporate Conversion and increasing the weighted average common shares outstanding by                , which represents the $             million in outstanding borrowings described in “Use of Proceeds” being repaid with the proceeds of this offering divided by the public offering price per share. This pro forma data is presented for informational purposes only and does not purport to represent what our net loss or net loss per share actually would have been had the Corporate Conversion, the offering and use of proceeds therefrom occurred on January 1, 2020 or to project our net loss or net loss per share for any future period.

	December 31, 2020		December 31, 2019
	Actual	Pro Forma as Adjusted (1)(2)	Actual
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$43,883	$	$34,242
Total assets	1,493,046		1,383,162
Working capital	(37,810)		(20,992)
Long-term debt-net	552,134		456,751
Accumulated deficit	(162,538)		(114,368)
Total liabilities and members’ equity	1,493,046		1,383,162

(1)

The pro forma as adjusted column reflects: (i) the pro forma adjustments following (a) the completion of the Corporate Conversion and (b) the filing and effectiveness of our restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering.; (ii) the sale of                 shares of our common stock in this offering at an assumed initial public offering price per share of $             (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us; and (iii) the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”
(2)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $                million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $                million, assuming no change in the assumed initial public offering price per share and after deducting the underwriting discount and

Non-GAAP Financial Metrics

In addition to our results determined in accordance with GAAP, we believe the non-GAAP measure of Free Cash Flow is useful in assessing the liquidity of our business and Non-GAAP Gross Profit and Adjusted EBITDA are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Free Cash Flow

Free Cash Flow is a supplemental measure of liquidity that is not made under GAAP and that does not represent, and should not be considered as, an alternative to cash flow from operations, as determined by GAAP. We define Free Cash Flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment and capitalized software development costs.

We use Free Cash Flow as one measure of the liquidity of our business. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our operations that, after the purchases of property and equipment and capitalized software development costs, can be used for strategic initiatives, including investing in our business and selectively pursuing acquisitions and strategic investments. We further believe that historical and future trends in Free Cash Flow, even if negative, provide useful information about the amount of cash generated (or consumed) by our operating activities that is available (or is not available) to be used for strategic initiatives. For example, if Free Cash Flow is negative, we may need to access cash reserves or other sources of capital to invest in strategic initiatives. We also believe that the use of Free Cash Flow enables us to more effectively evaluate our liquidity period-over-period and relative to our competitors.

A reconciliation of Free Cash Flow to net cash provided by (used in) operations, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$23,087	$(7,645)
Less:
Purchases of property and equipment	(1,933)	(10,425)
Capitalized software development costs	(5,578)	(5,406)

Free Cash Flow	$15,576	$(23,476)

Net cash used in investing activities	$(105,611)	$(73,119)
Net cash provided by financing activities	$91,552	$65,280
Cash paid for interest	$31,014	$39,803

Non-GAAP Gross Profit

Non-GAAP Gross Profit is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to gross profit, as determined in accordance with GAAP. We define Non-GAAP Gross Profit as gross profit, adjusted for depreciation and amortization, stock-based compensation expense and acquisition-related expense.

We use Non-GAAP Gross Profit to understand and evaluate our operating performance and trends and to prepare and approve our annual budget. We believe Non-GAAP Gross Profit is a useful measure to us and to our investors to assist in evaluating our operating performance because it provides consistency and direct comparability with our past financial performance and between fiscal periods, as the metric eliminates the effects of variability of depreciation and amortization, stock-based compensation expense, which are non-cash expenses, as well as acquisition-related expense that may fluctuate for reasons unrelated to overall operating performance.

Non-GAAP Gross Profit has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Non-GAAP Gross Profit should not be considered as a replacement for gross profit, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Gross Profit only for supplemental purposes.

A reconciliation of Non-GAAP Gross Profit to gross profit, the most directly comparable GAAP measure, is as follows:

	Year ended December 31,	Year ended December 31,
	2020	2019
	(in thousands)
Gross profit	$193,655	$163,163
Depreciation and amortization	3,662	1,991
Stock-based compensation	241	53
Acquisition-related expense(1)	119	66

Non-GAAP Gross Profit	$197,677	$165,273

(1)	Represents the recognized expense associated with time-based retention bonuses provided to employees acquired through acquisitions.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined in accordance with GAAP. We define Adjusted EBITDA as net loss, adjusted for interest and other expense, net, income tax benefit, depreciation and amortization, stock-based compensation, acquisition-related expense, severance expense, corporate rebranding expense, use tax expense loss on lease exit and related expense and gain/loss on disposal of asset.

We use Adjusted EBITDA to understand and evaluate our operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted EBITDA facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Adjusted EBITDA should not be considered as a replacement for net loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only for supplemental purposes.

A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, is as follows:

	Year ended December 31,	Year ended December 31,
	2020	2019
	(in thousands)
Net loss	$(48,170)	$(59,080)
Interest and other expense, net	39,261	40,467
Income tax benefit	(16,708)	(21,149)
Depreciation and amortization	56,536	51,532
Stock-based compensation	5,098	5,514
Acquisition-related expense(1)	8,064	2,544
Severance(2)	2,625	—
Corporate rebranding(3)	607	—
Use tax expense(4)	351	—
Loss on lease exit and related expense(5)	—	1,225
Asset impairment(6)	—	226

Adjusted EBITDA	$47,664	$21,279

(1)	Represents the due diligence and transaction expenses for acquisitions and the recognized expense associated with time-based retention bonuses provided to employees acquired through acquisitions.
(2)

Represents expense incurred as a result of our headcount reductions during the second quarter of 2020 in response to the impacts of the COVID 19 pandemic. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19” for more details.

(3)	Represents the total expense recognized in connection with updating our brand identity during the fourth quarter of 2020.
(4)	Represents expense incurred in 2020 relating to back taxes found to be owed as a result of a New Jersey State tax audit, which concluded in 2020.
(5)

Represents the lease exit charge associated with our former corporate headquarters. The majority of the $1.2 million charge incurred during 2019 related to a cash settlement for the early lease termination.

(6)	Represents an impairment charge of our capitalized software costs.

RISK FACTORS

Risks Related to the COVID-19 Pandemic

Economic downturns and market conditions beyond our control, including as a result of the COVID-19 pandemic, could materially adversely affect our business, operating results, financial condition and prospects.

Our business depends on global economic conditions, the overall demand for global talent acquisition software and applications and on the economic health of customers that benefit from our talent acquisition software and applications. Unstable market conditions make it difficult for our customers and us to accurately forecast and plan future business activities, and could cause our customers to reduce or delay their spending with us. Economic downturns or unstable market conditions may cause customers to decrease their talent acquisition budgets, which could reduce spending through our platform and adversely affect our business, financial condition and results of operations. As we explore new countries to expand our business, economic downturns or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.

Presently, the COVID-19 pandemic has resulted in severe market disruptions and a global economic slowdown for certain goods and services. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. The COVID-19 pandemic has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may further impact all or portions of our facilities, workforce and operations, the behavior of our end consumers and the operations of our respective vendors and suppliers. Our results of operations could be materially adversely affected in the future if such measures were to continue or new measures are imposed. For example, additional countries, including Canada, the United Kingdom, or U.K., and France, among others, have gone back into lockdown, implemented curfews or increased further nationwide restrictions over concerns of increasing COVID-19 transmission rates. Concern over the impact of COVID-19 may delay the purchasing decisions of certain prospective and current customers and has resulted in an increase in down-sells and customer attrition. While governmental authorities have taken measures to try to contain the COVID-19 pandemic, there is considerable uncertainty regarding such measures and potential future measures. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the COVID-19 pandemic or to prevent a resurgence in the infection rates, and there is uncertainty regarding the effectiveness of the vaccines against new strains or variants of COVID-19 and the general availability of COVID-19 vaccines, which could impact our ability to perform critical functions.

In response to disruptions caused by the COVID-19 pandemic, we have implemented a number of measures designed to protect the health and safety of our workforce and position us to maintain our healthy financial position. These measures include restrictions on business travel, the institution of work-from-home policies and the implementation of strategies for workplace safety at our facilities to the limited extent that they remain open and our employees need to access them. We are following the guidance from local public health officials and government agencies with respect to such facilities, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks. We will continue to incur increased costs for our operations during this pandemic that are difficult to predict with certainty. In particular, our remote work arrangements for employees, coupled with stay-at-home orders and quarantines, pose challenges for those employees and our IT systems, and extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including cybersecurity and IT systems management risks. As a result, our business, results of operations, cash flows or financial condition may be affected by COVID-19 related disruptions and could continue to be adversely impacted in the future. There is no assurance the measures we have taken or may take in the future will be successful in managing the uncertainties caused by the COVID-19 pandemic.

As a result of the COVID-19 pandemic, we have delayed office openings, postponed certain investments and reduced the size of our workforce. In addition, as a result of the COVID-19 pandemic, we may (i) decide to postpone or cancel planned investments in our business in response to changes in our business or (ii) experience difficulties in recruiting or retaining personnel, each of which may impact our ability to respond to our customers’ needs and fulfill contractual obligations. In addition, we rely upon third parties for certain critical inputs to our business and platform, such as data integrations with proprietary platforms, data centers and technology infrastructure. Any disruptions to services provided to us by third parties that we rely upon to provide our talent acquisition software and services, including as a result of COVID-19 or other actions outside of our control, could significantly impact the continued performance of our platform.

The COVID-19 pandemic has also significantly increased economic and demand uncertainty globally, as well as record levels of unemployment in the United States, or the U.S. As a result, the COVID-19 pandemic has caused an economic slowdown, and it is possible that it could cause a global recession. The economic uncertainty of the COVID-19 pandemic has and could again lead to a general decrease in consumer spending and decrease in consumer confidence. Our sales, results of operations and cash flows depend on the overall demand for our talent acquisition software and applications. Some of our customers have experienced and may continue to experience financial hardships that, to date, have resulted in minimal instances of delayed or uncollectible payments, though this could increase in the future. Additionally, certain industry sectors that comprise part of our client base and spend heavily on talent acquisition, may see prolonged financial difficulty that may result in further delays or reductions in talent acquisition spending. To add to the uncertainty, the pace and nature of any economic recovery is unclear after this unprecedented shutdown of the economy. As a result, we may be susceptible to increased customer churn as a result of the current COVID-19 pandemic.

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing, and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation, product sales, results of operations or financial condition. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long- term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic with certainty, but it could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Related to Our Business and Strategy

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The market for talent acquisition software is highly competitive, rapidly evolving and fragmented. We believe the principal competitive factors in our market include product features, reliability, performance and effectiveness; integration with a wide variety of third-party applications and systems; modern and intuitive technology and user experience; ability to innovate and rapidly respond to customer needs; breadth and depth of application functionality; adherence to industry standards and certifications; strength of sales and marketing efforts; quality of customer support; brand awareness and reputation; size and composition of customer base and level of user adoption; and price and cost of ownership.

Many of our competitors and potential competitors are larger and have greater brand name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do. These competitors are able to devote greater resources to the development, promotion and sale of their products and services. This may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. Furthermore, our current or potential competitors may be acquired by, or merge with, third parties with greater available resources and the ability to initiate or withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their offerings or resources. Any of these events could disrupt our operations, reduce our revenue or harm our business generally.

We face competition from traditional human capital management, or HCM, companies, companies primarily focused on offering applicant tracking systems and providers of point solutions for specific use cases such as for recruitment marketing. These companies include, without limitation, Oracle and SAP. It is also possible that companies, such as IBM and Google, that currently provide cloud applications or technologies in different target markets, may develop applications or acquire companies that operate in our target markets, including, without limitation, candidate relationship management, applicant tracking systems, AI, talent analytics and internal mobility solutions, and some potential customers may elect to develop their own internal applications. Some large businesses may be hesitant to adopt cloud applications such as ours and prefer to upgrade the more familiar applications offered by these vendors that are deployed on-premise, such as Oracle and SAP. Our competitors could offer talent acquisition solutions on a standalone basis at a low price or bundled as part of a larger product sale.

If our competitors’ products, services or technologies become more accepted than our products, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, our revenues could be adversely affected. In addition, some of our competitors may offer their products and services at a lower price. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business and operating results.

The loss of a significant portion of our customers, or a failure to renew our subscription agreements with a significant portion of our customers, could have a material adverse effect on our business, financial condition, and results of operations.

The loss of a significant portion of our customers, or a failure of some of them to renew their contracts with us, could have a significant impact on our revenues, reputation, and our ability to obtain new customers. Acquisitions of our customers could lead to cancellation of our contracts with them or by the acquiring companies, thereby reducing the number of our existing and potential customers. Acquisitions of our partners involved in referring or reselling our solutions could also result in a reduction in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications. A failure to retain a significant portion of our customers, or a failure to renew our subscription agreements with a significant portion of customers, could have a material adverse effect on our business, financial condition, and results of operations.

If for any reason we are not able to develop enhancements and new features, keep pace with technological developments or respond to future disruptive technologies, our business will be harmed.

Our future success will depend on our ability to adapt and innovate while ensuring our solutions remain easy to adopt, deploy and maintain. To attract new customers and increase revenue from existing customers, we will need to enhance and improve our existing products and introduce new features. The success of any enhancement or new feature depends on several factors, including timely completion, introduction, and market acceptance. If we are unable to enhance our existing products to meet customer needs or successfully develop or acquire new features or products, or if such new features or products fail to be successful or are not user-friendly, our business and operating results will be adversely affected.

In addition, because our products are designed to operate on a variety of network, hardware and software platforms using Internet tools and protocols, we will need to continuously modify and enhance our products to keep pace with changes in internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our products may become less marketable and less competitive or obsolete, and our operating results may be negatively impacted.

Finally, our ability to grow is subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver talent acquisition software and applications at lower prices, more efficiently, or more conveniently, such technologies could adversely impact our ability to compete.

Even if demand for talent acquisition products and services increases generally, there is no guarantee that demand for SaaS products like ours will increase to a corresponding degree.

The widespread adoption of our products depends not only on strong demand for talent acquisition products and services generally, but also for products and services delivered via a SaaS business model in particular. There are still a significant number of organizations that have adopted no talent acquisition functions at all. It is unclear whether such organizations will ever adopt such functions and, if they do, whether they will desire a SaaS talent acquisition solution similar to ours. As a result, we cannot guarantee that our SaaS talent acquisition solutions will achieve and sustain the high level of market acceptance that is critical for the success of our business.

If the market for enterprise cloud computing develops slower than we expect or declines, it could have a material adverse effect on our business, financial condition, and results of operations.

The enterprise cloud computing market is not as mature as the market for on-premise enterprise software, and it is uncertain whether cloud computing will achieve and sustain high levels of customer demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption of cloud computing in general, and of talent acquisition solutions in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses and therefore may be reluctant or unwilling to migrate to cloud computing. It is difficult to predict customer adoption rates and demand for our applications, the future growth rate and size of the cloud computing market, or the entry of competitive applications. The expansion of the cloud computing market depends on a number of factors, including the cost, performance, and perceived value associated with cloud computing, as well as the ability of cloud computing companies to address security and privacy concerns. If we or other cloud computing providers experience security incidents, loss of customer data, disruptions in delivery, or other problems, the market for cloud computing applications as a whole, including our applications, may be negatively affected. If cloud computing does not achieve widespread adoption or there is a reduction in demand for cloud computing caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, reductions in corporate spending, or otherwise, it could have a material adverse effect on our business, financial condition, and results of operations.

To date, we have derived a substantial majority of our subscription revenues from our iCIMS Talent Cloud products. Our efforts to increase the use of our iCIMS Talent Cloud products and our other solutions may not succeed, and may reduce our revenue growth rate.

To date, our iCIMS Talent Cloud products account for most of our revenue. Any factor adversely affecting sales of these products, including application release cycles, market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could adversely affect our business and operating results. Although we intend to continue to invest in building additional products, features and functionality that expand our capabilities and facilitate the extension of our platform to new use cases, any impairments to revenue earned from our most lucrative products could hurt our overall financials and operations.

Defects in our solutions or breaches of warranties could affect our reputation, result in significant costs to us and impair our ability to sell our products and related services.

The technologies underlying our solutions are inherently complex and may contain material defects or errors, which may cause performance problems and may result in our breach of warranties contained in our agreements with customers. The costs incurred in correcting any defects may be substantial and could adversely affect our operating results. Although we continually test our products and solutions for defects and work with customers through our customer support organization to identify and correct errors, defects in our products and solutions are likely to occur in the future. Any defects, errors, disruptions in service, cyber-attacks or other performance problems with our software and solutions, whether in connection with the day-to-day operation, upgrades or otherwise, could lead to:

•	lost or delayed market acceptance and sales of our products;

•	early termination of customer agreements or loss of customers;

•	delays in payment to us by our customers;

•	credits or refunds to customers;

•	our breach of warranties contained in our agreements with customers;

•	lawsuits and litigation, including warranty and service claims or negligence claims brought against us;

•	diversion of development resources;

•	injury to our reputation and brand;

•	increased maintenance and warranty costs or financial concessions; and

•	increased insurance costs.

While our customer agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our products, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

If we fail to properly manage our technical operations infrastructure, experience service outages or delays in the deployment of our applications, or our applications fail to perform properly, we may be subject to liabilities and our business reputation, financial condition and operating results may be adversely affected.

We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers and users, as well as our own needs, and to ensure that our services and solutions are accessible within an acceptable load time. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters, updates, the evolution of our applications and to reduce infrastructure latency associated with dispersed geographic locations. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure requirements, we may experience service outages. Furthermore, if our operations infrastructure fails to scale, we may experience delays in providing services as we seek to obtain additional capacity, and no assurance can be made that we will be able to secure such additional capacity on the same or similar terms as we currently have, which could result in a significant increase in our operating costs. Furthermore, any failure to scale and secure additional capacity could result in delays in new feature rollouts, reduce the demand for our applications, result in customer and end user dissatisfaction and adversely affect our business and operating results.

We and our third-party service providers have experienced, and may in the future experience, system disruptions, outages and other performance problems, including the failure of our applications to perform properly. These problems may be caused by a variety of factors, including infrastructure changes, vendor issues, software defects, viruses and other malware, worms, security attacks (internal and external), cyberattacks and other data security incidents, fraud, spikes in customer usage, power or telecommunications failures, employee or insider malfeasance or improper employee or contractor conduct, programming errors and other human errors, phishing schemes, threats of ransomware events and denial-of-service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Because of the large amount of data that we collect, store, transmit and process in our systems, it is possible that these issues could result in data loss or corruption, or cause the data to be incomplete or contain inaccuracies that our customers and other users regard as significant. Furthermore, the availability or performance of our applications could also be adversely affected by our customers’ and other users’ inability to access the Internet. For example, our customers and other users access our applications through their Internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our customers’ and other users’ access to our applications, which could adversely affect their perception of our applications’ reliability and our revenues.

Our customer agreements typically provide for monthly service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our applications as a result of the foregoing or otherwise, we may be contractually obligated to issue service credits or refunds to customers for prepaid and unused subscription services, our customers may make warranty or other claims against us, or we could face contract terminations, which would adversely affect our attrition rates. Any extended service outages could result in customer losses and adversely affect our reputation, business and operating results.

Furthermore, our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, such policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. We also cannot ensure that any limitation of liability or indemnity provisions in our contracts, including with vendors and service providers, for a security lapse or breach or other security incident would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. Any of the foregoing could adversely affect our business, financial condition and results of operations.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread positive awareness of our brand is critical to achieving widespread acceptance of our applications, retaining and attracting customers, and hiring and retaining employees. However, brand promotion activities may not generate the customer awareness or increased revenues we anticipate, and even if they do, any increase in revenues may not offset the significant expenses we incur in building our brand. In addition, positions we take on social and ethical issues from time to time may impact our ability to attract or retain customers, and any perceived changes to our public commitments to sustainability, equality and ethical use could adversely impact our brand, reputation and relationships with our customers and other users.

If we fail to successfully promote and maintain our brand, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications. Additionally, the loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could significantly impair our ability to market our applications which, in turn, could have a negative impact on our revenues, reputation and our ability to obtain new customers. In addition, if our brand is negatively impacted, it may be more difficult to hire and retain employees.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

We are required to test goodwill for impairment at least annually or earlier if events or changes in circumstances indicate the carrying value may not be recoverable. As of December 31, 2020, we had recorded a total of $936.5 million of goodwill and $390.4 million of other intangible assets. An adverse change in domestic or global market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates made in connection with the impairment testing of goodwill or intangible assets, could result in a change to the estimation of fair value, resulting in an impairment charge to our goodwill or other intangible assets. Any such material charges may have a negative impact on our operating results or financial condition.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including the levels of our revenues, operating margin, profitability, cash flow, unearned revenue and remaining subscription services revenue performance obligations, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

(i)	the extent to which new customers are attracted to our products, services and applications to satisfy their talent acquisition needs;

(ii)	the timing and rate at which we sign agreements with new customers;

(iii)	our access to service providers and partners when we outsource customer service projects;

(iv)	our ability to manage the quality and completion of the customer implementations performed by partners;

(v)	the timing and duration of our customer implementations, which is often outside of our direct control;

(vi)	our ability to provide, or partner with effective partners to provide, resources for customer implementations and consulting projects;

(vii)	the extent to which we retain existing customers and satisfy their requirements;

(viii)	the extent to which existing customers renew their subscriptions to our products and the timing of those renewals;

(ix)	the extent to which existing customers purchase or discontinue the use of additional products and add or decrease the number of users;

(x)	the extent to which our customers request enhancements to underlying features and functionality of our products;

(xi)	the addition or loss of large customers, including through acquisitions or consolidations;

(xii)	the number and size of new customers, as well as the number and size of renewal customers in a particular period;

(xiii)	the mix of customers among large, mid-sized and small organizations;

(xiv)	changes in our pricing policies or those of our competitors;

(xv)	seasonal factors affecting demand for our products or potential customers’ purchasing decisions;

(xvi)	the financial condition and creditworthiness of our customers;

(xvii)	the amount and timing of our operating expenses, including those related to the maintenance, expansion and restructuring of our business, operations and infrastructure;

(xviii)	changes in the operational efficiency of our business;

(xix)	the timing and success of our new product and service introductions;

(xx)	the timing of expenses for the development of new products and technologies, including enhancements to our products;

(xxi)	our ability to aggregate large data sets into meaningful insights to drive increased demand for our products;

(xxii)	continued strong demand for talent acquisition software and applications in the U.S. and globally;

(xxiii)	the success of current and new competitive products and services by our competitors;

(xxiv)	other changes in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

(xxv)	our ability to manage our existing business and future growth, including in terms of additional headcount, additional customers, incremental users and new geographic regions;

(xxvi)	expenses related to our network and data centers, and the expansion of such networks and data centers;

(xxvii)	the effects of, and expenses associated with, acquisitions of third-party technologies or businesses and any potential future charges for impairment of goodwill resulting from those acquisitions;

(xxviii)	equity issuances;

(xxix)	business disruptions, costs and events related to shareholder activism;

(xxx)	legal or political changes in local or foreign jurisdictions that decrease demand for, or restrict our ability to sell or provide, our products;

(xxxi)	fluctuations in foreign currency exchange rates;

(xxxii)	general economic, industry and market conditions; and

(xxxiii)

various factors related to disruptions in our SaaS hosting network infrastructure, defects in our products, privacy and data security considerations, and exchange rate fluctuations, each of which is described elsewhere in these risk factors.

Because of how we recognize revenue, a significant downturn in our business may not be immediately reflected in our operating results.

Generally, we recognize revenue from subscription agreements monthly over the terms of these agreements, which is typically two to three years for our talent acquisition software. As a result, a significant portion of the revenue we report in each quarter is generated from customer agreements entered into during previous periods. Consequently, a decline in new subscriptions in any one quarter may not significantly impact our revenue and financial performance in that quarter, but will negatively affect our revenue, or rate of revenue growth and financial performance in future quarters.

In addition, if subscription agreements expire and are not renewed in the same quarter, our revenue and financial performance in that quarter and subsequent quarters will be negatively affected. However, the revenue impact may not be immediately reflected in our operating results to the extent there is an offsetting increase in revenue from services contracts performed in that same quarter. We may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our products may not be reflected in our short-term operating results.

The expenses associated with generating customer agreements are generally incurred up front but the resulting subscription revenue is generally recognized over the life of the agreements; therefore, increased growth in the number of our customers will result in our recognition of more costs than revenue during the early periods covered by such agreements, even in cases where the agreements are expected to be profitable for us over their full terms.

Forecasts of our business growth and profitability may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, or at all.

Our forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. These assumptions and estimates include the timing and value of agreements with our customers, variability in the service delivery periods for our customers, impact of foreign currency exchange rate fluctuations, expected growth in our markets and related costs to support the growth of our business. Our assumptions and estimates related to our business growth and profitability, including the performance of our core business and emerging businesses and the demand for our products in the Americas, Europe, the Middle East and Africa (EMEA), APAC and other regions, may prove to be inaccurate. Even if the markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into customer agreements for our products. We sign a higher percentage of agreements with new customers, and renewal agreements with existing customers, in the fourth quarter of each year. In addition, within a given quarter, often a significant portion of our agreements are signed towards the end of the quarter. This seasonality is reflected to a much lesser extent and sometimes is not immediately apparent in our revenue, due to the fact that we generally recognize subscription revenue over the term of the customer agreement, which is generally two to three years. We expect this seasonality to continue, which may cause fluctuations in certain of our operating results and financial metrics, and thus difficulties in predictability.

Because a growing part of our business consists of sales of applications to manage complex operating environments for our customers, we may experience longer sales cycles and longer deployments. Some customers demand more configuration and integration services, and require increased compliance and initial support costs, which could have a material adverse effect on our business, financial condition and results of operations in a given period.

A growing portion of our customer base requires applications that manage complex operating environments. Our ability to increase revenues and to maintain profitability depends, in large part, on widespread acceptance of our applications by businesses and other organizations. As we target our sales efforts at these customers, we face greater costs, longer sales cycles and less predictability in completing some of our sales. For some of our customers, the customer’s decision to use our applications may be an enterprise-wide decision and, therefore, these types of sales require us to provide greater levels of education regarding the use and benefits of our applications. Our typical sales cycles range from three to twelve months, and we expect that this lengthy sales cycle may continue or increase as customers adopt our applications. Longer sales cycles could have a material adverse effect on our business, financial condition and results of operations in a given period.

The time it takes to implement a new customer will vary depending on the number and type of applications, the complexity and scale of the customers’ business, the configuration requirements and other factors, many of which are beyond our control. Therefore, at any given time, an increasing percentage of our customers may be in the process of implementing our applications, particularly during periods of rapid growth. Some customers may opt for phased roll outs, which further lengthens the time for us to see profits from such contracts.

Some of our customers may demand more configuration and integration services, which increase our upfront investment in sales and deployment efforts. Additionally, customers may require increased compliance and initial support costs during the onboarding process. As a result of these factors, we must devote a significant amount of sales support and professional services resources to individual customers, increasing the cost and time required to complete sales. The increased costs associated with completing sales and the implementation process for these customers could have a material adverse effect on our business, financial condition and results of operations.

The nature of our business requires the application of complex revenue and expense recognition rules. Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. In addition, many companies’ accounting disclosures are being subjected to heightened scrutiny by regulators and the public. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We have acquired, and may in the future acquire, other companies, employee teams or technologies, which could divert our management’s attention, result in additional dilution to our stockholders, subject us to hidden costs and liabilities and otherwise disrupt our operations and adversely affect our operating results.

We have acquired, and may in the future acquire, other companies, employee teams or technologies to complement or expand our applications, enhance our technical capabilities, obtain personnel or otherwise offer growth opportunities. For example, during the fourth quarter of fiscal year 2020, we acquired both Altru Labs, Inc., or Altru, and Easyrecrue S.A.S., or Easyrecrue. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to integrate acquired personnel, operations and technologies successfully, or at all, or effectively manage the combined operations following any acquisition. We also may not achieve the anticipated benefits from an acquisition due to a number of factors, including:

•	the inability to integrate or benefit from an acquisition in a profitable manner;

•	acquisition-related costs, liabilities or tax impacts, some of which may be unanticipated;

•	difficulty in integrating the intellectual property, technology infrastructure and operations of the acquired business, including the difficulty in addressing security issues of the acquired business;

•	difficulty in integrating and retaining the personnel of the acquired business, including integration of the culture of the acquired company and iCIMS;

•	difficulty in leveraging the data of the acquired business if it includes personal data;

•	ineffective or inadequate controls, procedures or policies at the acquired company;

•	multiple product lines or service offerings, as a result of our acquisitions, that are offered, priced and supported differently;

•	difficulties and additional expenses associated with synchronizing product offerings, customer relationships and contract portfolio terms and conditions between iCIMS and the acquired business;

•	potential unknown liabilities or risks associated with the acquired businesses, including those arising from existing contractual obligations or litigation matters;

•	adverse effects on our existing business relationships with business partners and customers as a result of the acquisition;

•	potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;

•	inability to maintain relationships with key customers, suppliers and partners of the acquired business;

•	difficulty in predicting and controlling the effect of integrating multiple acquisitions concurrently;

•	lack of experience in new markets, products or technologies;

•	difficulty in integrating operations and assets of an acquired foreign entity with differences in language, culture, or country-specific regulatory risks;

•	diversion of management’s attention from other business concerns;

•	dilutive issuances of equity securities or the issuance of debt, which could adversely affect our operating results;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

Once an acquisition is closed, we may still discover hidden costs, resource demands and potential liabilities that were not evident throughout the due diligence process, particularly when the due diligence process is on an accelerated timeline. Although we have begun utilizing representation and warranty insurance and regularly use standard indemnity provisions, if we are unable to successfully assert a claim, if a claim is not covered or if these inherited costs prove greater than expected, our operations as a whole may be adversely affected. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our business, operating results and financial position.

Certain estimates of market opportunity, forecasts of market growth, and our operating metrics included in this prospectus may prove to be inaccurate.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. These estimates are calculated using internal data and are subject to a number of assumptions and extrapolations, and as a result, the actual market opportunity and growth forecasts may be different than our disclosed numbers.

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

We have a history of losses. We experienced net losses of $48.2 million in 2020 and $59.1 million in 2019. At December 31, 2020, our accumulated deficit was $162.6 million and total members’ equity was $731.3 million. Although our operating losses have decreased in each of the last two years, it is possible that we may continue to incur operating losses in the future as a result of expenses associated with the continued development and expansion of our business. Our expenses include among others, sales and marketing, research and development, consulting and support services, costs related to our acquisitions and the integration of businesses we acquire, and other costs relating to the development, marketing, and sale and service of our products that may not generate revenue until later periods, if at all. Any failure to increase revenue or manage our cost structure as we implement initiatives to grow our business could prevent us from sustaining profitability. In addition, our ability to achieve sustained profitability is subject to a number of the risks and uncertainties discussed below, many of which are beyond our control. We cannot be certain that we will be able to sustain profitability on a quarterly or annual basis.

Risks Related to the Economy and Current Events

Adverse economic conditions in our industry or the global markets, or reductions in consumer spending, could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our customers. The U.S. and other key international economies have at times experienced cyclical downturns that have resulted in a significant weakening of the economy, limited availability of credit, a reduction in business confidence and activity, and other difficulties that may affect one or more of the industries to which we sell our services. In addition, developments such as the U.K. exit from the European Union, or the EU, referred to as “Brexit,” evolving trade policies between the U.S. and China or other international trade partners, conflicts in the Middle East and elsewhere, and the ongoing COVID-19 pandemic have created many economic and political uncertainties that have impacted worldwide markets. These global economic and political conditions may impact our business in a number of ways. The revenue growth and potential profitability of our business depends on demand for enterprise application software generally and for talent acquisition software in particular. We sell our talent acquisition software and applications primarily to large, mid-sized and small business organizations whose businesses fluctuate based on general economic and business conditions. In addition, a portion of our revenue is attributable to the number of users of our products at each of our customers, which in turn is influenced by the employment and hiring patterns of our customers and potential customers. To the extent that economic uncertainty or weak economic conditions cause our customers and potential customers to freeze or reduce their headcount, demand for our products may be negatively affected. Additionally, economic downturns have historically resulted in overall reductions in spending on information technology and talent acquisition software as well as pressure from customers and potential customers for extended billing terms. If economic, political or market conditions deteriorate, or if there is uncertainty around these conditions, our customers and potential customers may elect to decrease their information technology and talent acquisition budgets by deferring or reconsidering product purchases. Such actions could negatively affect our ability to expand our revenue and profitability, and in turn require us to reduce or limit our ability to invest in growing and sustaining a competitive workforce and product solution.

Also, Brexit has created economic and political uncertainty, including volatility in the value of foreign currencies. The impact of Brexit may not be fully realized for several years or more. This uncertainty may cause some of our customers or potential customers to curtail spending and may ultimately result in new regulatory, operational and cost challenges to our U.K. and global operations. In addition, the COVID-19 pandemic has caused additional uncertainty in the global economy. These adverse conditions could result in reductions in sales of our applications, longer sales cycles, reductions in subscription duration and value, slower adoption of new technologies and increased price competition. Any of these events would likely have an adverse effect on our business, operating results and financial position.

Catastrophic events may disrupt our business.

We rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website for our development, marketing, operational support, hosted services and sales activities. We also rely on Amazon Web Services, or AWS, Microsoft Azure, and Google GCP distributed computing infrastructure platforms that are located in a wide variety of regions. In the event of a major earthquake, hurricane, or other natural disaster or a catastrophic event such as fire, power loss, telecommunications failure, vandalism, civil unrest, cyber-attack, geopolitical instability, war, terrorist attack, pandemics or other public health emergencies (such as the COVID-19 pandemic), or the effects of climate change (such as drought, flooding, wildfires, increased storm severity and sea level rise), we may be unable to continue our operations and may endure system interruptions, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could cause reputational harm or otherwise have an adverse effect on our business and operating results.

Risks Related to Laws and Regulations

Unfavorable laws, regulations, interpretive positions or standards governing new and evolving technologies that we incorporate into our products and services could result in significant cost and compliance challenges and adversely affect our business and operating results.

Some of our products and services currently utilize or will utilize new and evolving technologies such as machine learning, or ML, and artificial intelligence, or AI. While existing laws and regulations may apply to these types of technologies, the overall regulatory environment governing these types of technologies is still currently undeveloped and likely to evolve as government interest in these technologies increases. Regulation of these technologies also varies greatly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Governments and agencies may in the future change or amend existing laws, or adopt new laws, regulations or guidance, or take other actions which may severely impact the permitted uses of these technologies. Any failure by us to comply with applicable laws, regulations, guidance or other rules could result in costly litigation, penalties or fines. In addition, these regulations could establish and further expand our obligations to customers, individuals and other third parties with respect to these types of products and services, limit the countries in which such products and services may be used, restrict the way we structure and operate our business and reduce the types of customers and individuals who can use our products and services. Increased regulation and oversight of products or services which utilize or rely on these new technologies may result in costly compliance burdens or otherwise increase our operating costs, detrimentally affecting our business. These new technologies could subject us to additional litigation brought by private parties, which could be costly, time-consuming and distracting to management and could result in substantial expenses and losses.

In addition, as with many innovations, ML and AI present additional risks and challenges that could affect their adoption and therefore our business. For example, the development of ML and AI present emerging ethical issues, and if we enable or offer solutions on this front that are controversial, due to their impact, or perceived impact, on human rights, privacy, employment or in other social contexts, we may experience brand or reputational harm, competitive harm or legal liability.

Evolving regulation of the Internet, changes in the infrastructure underlying the Internet, or interruptions in Internet access may adversely affect our financial condition by increasing our expenditures and causing customer dissatisfaction.

As Internet commerce continues to evolve, regulation by federal, state or foreign agencies may increase. We are particularly sensitive to these risks because the Internet is a critical component of our business model and our iCIMS Talent Cloud. In addition, taxation of services provided over the Internet or other charges for accessing the Internet may be imposed by government agencies or private organizations. Changes in laws or regulations that adversely affect the growth, popularity or use of the Internet, or impact the way that Internet service providers treat Internet traffic, including laws impacting net neutrality and laws requiring local storage of certain types of data in foreign jurisdictions, may negatively increase our operating costs or otherwise impact our business. Any regulation imposing greater fees for Internet use or restricting information exchanged over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

In addition, the rapid and continual growth of traffic on the Internet has resulted at times in slow connection and download speeds among Internet users. Our business expansion may be harmed if the Internet infrastructure cannot handle our customers’ demands or if hosting capacity becomes insufficient. If our customers become frustrated with the speed at which they can utilize our products over the Internet, our customers may discontinue the use of our talent acquisition software and choose not to renew their contracts with us. Further, the performance of the Internet has also been adversely affected by cybersecurity incidents and include, but are not limited to, power or telecommunications failures, viruses, worms, hacking, security attacks (internal and external), cyberattacks and other data security incidents, social engineering (including phishing attacks), ransomware, denial-of-service attacks and other similar malicious programs, as well as other forms of damage to portions of its infrastructure, which have resulted in a variety of Internet outages, interruptions and other delays. These service interruptions could diminish the overall attractiveness of our products to existing and potential users and could cause demand for our products to suffer.

Privacy concerns and compliance with or changes in U.S. or foreign laws, rules and regulations may reduce the effectiveness of our applications, result in significant costs and compliance challenges, increase potential liabilities and materially and adversely affect our business, financial condition, operating results and prospects.

Our customers can use our applications to collect, use, and store personal or identifying information regarding a variety of individuals in connection with their operations, including but not limited to their employees, contractors, students, job applicants, customers and suppliers. Additionally, individuals using our talent acquisition software and applications may store, manage and share with certain organizations credentials such as employment history, education, skills and compensation information. We are subject to a variety of federal, state, local, and international laws, directives, rules and regulations, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, and other processing of personal data and other data. National, state and local governments and agencies in the countries in which our customers operate have adopted, are considering adopting, or may adopt laws, rules and regulations regarding the collection, use, storage, transfer, processing, protection and disclosure of personal data obtained from consumers and other individuals, which could impact our ability to offer our services in certain jurisdictions or our customers’ ability to deploy our solutions globally. Privacy and data protection laws are particularly stringent, and the costs of compliance with and other burdens imposed by such laws, rules, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, lead to significant fines, penalties or liabilities for noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Even the perception of privacy concerns, whether or not valid, may inhibit the adoption, effectiveness or use of our applications. Moreover, if we or our subprocessors fail to adhere to adequate data protection practices around the usage of, access to and processing of our customers’ and other users’ personal data or fail to report a data breach or other loss of data within timeframes mandated by law or our customer contracts, we may be liable for certain losses, and it may damage our reputation and brand. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any failure by us or other parties with whom we do business to comply with this documentation or with federal, state, local or international regulations could result in proceedings against us by governmental entities, private parties or others. Further, due to the frequent changes in laws, rules and regulations, as well as the various forms of agreements acquired through acquisition, despite privacy and security processes we may inadvertently process personal data beyond what is permitted in agreements with customers resulting in potentially significant fines, penalties or liabilities for such noncompliance.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the European Union, or the EU. The EU’s data protection landscape is currently unstable, resulting in possible significant operational costs for internal compliance and risk to our business. In 2016, the EU adopted a new regulation governing data privacy called the General Data Protection Regulation, or GDPR, which became effective May 25, 2018. The GDPR establishes new requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies applicable to the collection, storage and other handling and processing of personal data. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. The GDPR defines “personal data” broadly, and it enhances data protection obligations for data controllers of such data and for service providers processing the data. The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater rights of access and deletion of personal data, to the individuals about whom the personal data relates, greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, the GDPR imposes penalties for non-compliance of up to the greater of €20 million or 4% of total worldwide annual revenue of the noncompliant company. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. Customers, particularly in the EU, are seeking assurances from their suppliers, including us, that their collection, storage and other handling and processing of personal data of EU nationals is in accordance with the GDPR. If we are unable to provide adequate assurances to such customers, demand for our applications could be adversely affected. In addition, we must continue to seek assurances from our subprocessors that they are handling personal data in accordance with GDPR requirements in order to meet our own obligations under the GDPR.

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life (in contrast to the GDPR, which focuses on protection of personal data). The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation continues to be delayed and is still going through the European legislative process. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact our platform and products and our relationships with our customers.

Complying with the GDPR and the ePrivacy Regulation, when it becomes effective, may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of third-party service provider cooperation. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them.

In addition, the other bases on which we and our customers rely on for the transfer of data, such as standard contractual clauses, continue to be subjected to regulatory and judicial scrutiny, as we saw most recently in 2020 with the invalidation of the EU-U.S. Privacy Shield Framework by the Court of Justice of the European Union, or the CJEU. The EU-U.S. Privacy Shield Framework provided one mechanism for lawful cross-border transfers of personal data between the EU and the U.S. While the decision did not invalidate the use of standard contractual clauses, another mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case by case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal data is transferred, and the relevant aspects of the legal system of such third country. While the European Data Protection Board recently issued certain draft guidance relating to ongoing use of the standard contractual clauses, including certain proposed amendments to the standard contractual clauses, the CJEU’s decision has increased uncertainty surrounding data transfers from the EU to third countries that may not offer the same level of protection for data subjects’ rights as the EU. The uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations. If we, our customers or our third-party service providers are unable to transfer data between and among countries and regions in which we operate, it could decrease demand for our applications, require us to restrict our business operations, and impair our ability to maintain and grow our customer base and increase our revenue. The costs of compliance with, and other burdens imposed by, privacy laws, rules and regulations that are applicable to the businesses of our customers may adversely affect our customers’ ability and willingness to process, handle, store, use and transmit demographic and personal data, which in turn could limit the use, effectiveness and adoption of our software and applications and reduce overall demand.

Within the United States, laws in this area are also complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. For example, in June 2018 California enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020 and, among other things, requires covered companies to provide certain disclosures to California residents and afford such residents data protection rights, including the ability to access and delete their personal data, opt out of certain sales of personal data and receive detailed information about how their personal data is used. The CCPA gives California consumers certain rights similar to those provided by the GDPR, and customers and other users may seek similar assurances from suppliers regarding compliance. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of certain personal data, that may increase data breach litigation. Moreover, the California Privacy Rights Act, or CPRA, was approved by California voters in the election on November 3, 2020. The CPRA, which becomes effective on January 1, 2023, imposes additional obligations on companies covered by the legislation and will significantly modify and expand the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal data. The CPRA also creates a new state agency, the California Privacy Protection Agency, that will be vested with authority to implement and enforce the CCPA and the CPRA. These new laws and this new agency, and any regulations promulgated thereunder, remain unclear and may create further uncertainty and require us to incur additional costs and expenses in an effort to comply. In New York, the Stop Hacks and Improve Data Security Act, or the SHIELD Act, was signed into law in July 2019 and became effective on March 21, 2020. The SHIELD Act requires companies owning or licensing computerized data that includes the private information of a resident of New York to implement and maintain a written information security program that contains appropriate and reasonable administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of the private information.

In addition, because our platform allows us to send and receive text messages and other mobile telephone communications, we are required to comply with laws and regulations in the U.S. and internationally that govern marketing and advertising practices, including the U.S. Telephone Consumer Protect Act of 1991, or TCPA and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act. The TCPA, as interpreted and implemented by the Federal Communications Commission, or FCC, and federal and state courts, imposes significant restrictions on the utilization of telephone calls and text messages to residential and mobile telephone numbers as a means of communication, particularly if the prior express consent of the person being contacted has not been obtained, and in the case of marketing calls, prior express written consent of consumers may be required to override certain activities prohibited under the TCPA. Violations of the TCPA may be enforced by the FCC, by state attorneys general, or by others through litigation, including class actions. Furthermore, several provisions of the TCPA, as well as applicable rules and orders, are open to multiple interpretations, and compliance may involve fact-specific analyses. In addition, because the scope and interpretation of the TCPA, and other laws that are or may be applicable to making calls and delivering text messages to consumers, continue to evolve and develop, we or our vendors inadvertently could fail to comply or be alleged, with or without merit, to have failed to comply with the TCPA or other similar laws, including the CAN-SPAM Act. Any failure by us, or the third parties on which we rely, to adhere to, or successfully implement, appropriate processes and procedures in response to existing or future laws and regulations could result in legal and monetary liability, fines and penalties, negative publicity associated with class action litigation and/or costs associated with modifying our solutions and business strategies or damage to our reputation in the marketplace, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the United States, many state legislatures, government bodies and regulatory agencies have adopted legislation and regulations that regulate how businesses operate online, including measures relating to privacy, data security and data breaches. Additionally, some statutory and regulatory requirements in the United States include obligations for companies to notify individuals of security breaches involving particular personal data, which could result from breaches experienced by us or our service providers. Laws in all 50 states and other U.S. territories require businesses to provide notice to individuals whose personal data has been disclosed as a result of a data breach. Such laws are not always consistent, and compliance in the event of a widespread data breach is costly and may be challenging. States are also constantly amending existing laws, requiring attention to frequently changing requirements, and we expect these changes to continue.

Beyond government activity, privacy advocacy and other industry groups have established or may establish various new, additional or different self-regulatory standards that may place additional burdens on us. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate our clients’ compliance with such standards. Our customers may expect us to meet voluntary certifications or adhere to other standards established by third parties. We expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. Furthermore, we expect that existing laws, regulations and standards may be interpreted in new and differing manners in the future and may be inconsistent among jurisdictions. In addition, there are a number of other legislative proposals in the EU and the U.S., at both the federal and state level, as well as other jurisdictions, that could impose additional and potentially conflicting obligations in areas affecting our business. Future laws, amendments, regulations, standards, contractual and other obligations, and changes in the interpretation of existing laws, regulations, standards, contractual and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, be applied in a manner that is inconsistent with our data management practices, our privacy, data protection or data security policies or procedures or the features of our technology and limitations on data collection, use, retention, security, disclosure, transfer and other processing for iCIMS, our customers and our third-party service providers.

Since the interpretation and application of many privacy and data protection laws (including the GDPR, CCPA and SHIELD Act), commercial frameworks and standards are uncertain, it is possible that these laws, frameworks and standards may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation, damage to our reputation, breach of contract claims and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our solutions and technology, which could have an adverse effect on our business. We may be unable to make such changes or modifications in a commercially reasonable manner, or at all, and our ability to develop new software or provide new services could be limited. Any of the foregoing could reduce demand for our applications, damage our reputation and materially and adversely affect our business, financial condition, operating results and prospects. Any inability to adequately address privacy, data protection or information security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection or information security-related contractual terms with customers, or to comply with applicable privacy, data protection and information security laws, regulations, and policies, could impair our ability to deliver a global solution, result in additional cost and liability to us, damage our reputation and brand, inhibit sales, and adversely affect our business, financial condition, results of operation and prospects.

Data localization requirements in certain jurisdictions in which we operate may increase data center operating costs or require changes to our solutions or business model.

In some jurisdictions in which we operate, such as Russia and China, laws and regulations have been passed or are under consideration, which may require us to locally host at least an instance of the data collected in that jurisdiction, and in some cases may apply restrictions to the export or transfer of that data across borders. Such data localization laws and regulations may increase our overall data center operating costs by requiring duplicative local facilities, network infrastructure and personnel, and by potentially increasing the resources required to process governmental requests for access to that data. This may also increase our exposure to governmental requests for censorship and data breaches in general. Further, we may be forced to adjust our solutions to comply with these privacy laws and may see a decrease in demand if we are unable to effectively engineer our solutions to comply. We continue to explore strategies to limit such risks related to data collected in those jurisdictions, but cannot guarantee that our efforts will be successful.

Risks Related to Information Technology and Intellectual Property

If our security measures are breached or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities.

Our solutions involve the collection, processing, storage and transmission of our customers’ sensitive and proprietary information, including personal or identifying information regarding our customers, their employees, customers and suppliers, as well as sensitive business and personal data. Our systems and those of our partners and third-party service providers could be vulnerable to hardware and cybersecurity issues. Our operations are dependent upon the ability to protect our or our third-party service providers’ computer equipment and systems against telecommunications failure or a similar catastrophic event. Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks), denial-of-service or other attacks, breach by intentional or negligent conduct on the part of employees or other internal sources, unauthorized access to data and other electronic security breaches. Concerns about security increase when we transmit information (including personal data) electronically. Electronic transmissions can be subject to attack, interception, loss or corruption. In addition, computer viruses and malware can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our buyers, sellers and other partners. Infiltration of our systems or those of our partners could in the future lead to, disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential or otherwise protected information (including personal data) and the corruption of data.

Any accidental unauthorized access to or disclosure, loss, disablement or encryption of, acquisition, use or misuse of or modification of data, processing or destruction of this data, or unavailability of data that we or our partners could experience or the perception that one has occurred or may occur, could expose us to regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, supplemental disclosure obligations, loss of customer, consumer and partner confidence in the security of our applications, destruction of information, indemnity obligations, impairment to our business and resulting fees, costs, expenses, loss of revenues and other potential liabilities. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have a substantial adverse effect on the price of our Class A common stock. We devote financial and personnel resources to implement and maintain security measures. While we have security measures in place that are designed to protect against these risks, preserve the integrity of customer and personal data and prevent data loss, misappropriation and other security breaches, our security measures may be compromised as a result of intentional misconduct, including by computer hackers, employees, contractors or vendors, as well as software bugs, human error, technical malfunctions or other malfeasance.

Cybersecurity threats and attacks are often targeted at companies such as ours and we and our vendors have experienced, and from time to time in the future may experience, cybersecurity attacks and other data security incidents. Such threats and attacks may take a variety of forms ranging from individual hackers and groups of hackers to sophisticated organizations, including state-sponsored actors. Techniques to compromise IT systems have become more complex over time and are often not identified until they are exploited. Key cybersecurity risks range from viruses, worms and other malicious software programs, including phishing attacks, to “mega breaches” targeted against cloud services and other hosted software, programming errors and other human errors and threats of ransomware events and denial-of-service attacks, any of which can result in unauthorized access to, misuse, modification, loss or destruction of and disclosure of confidential information and intellectual property, defective products, production downtimes, and compromised data. Techniques used to obtain unauthorized access, disable or degrade services or sabotage systems are becoming increasingly complex and sophisticated and change frequently, which can make such events difficult to detect for long periods of time. Further, defects in the design or manufacture of the hardware, software or applications we procure from third parties to develop our products and services could compromise our IT systems. As a result, we may be unable to anticipate or prevent such techniques. In addition, we may be required to expend significant capital and other resources to protect against, and alleviate problems caused by, such incidents, regardless of whether they affect our systems or networks, or the systems or networks of our third-party service providers.

Our products operate in conjunction with and are dependent on a broad range of products, components and third-party vendors and tech stack services, and a vulnerability in any of them can expose us to a security breach. In addition, our customers and their third-party service providers may not have adequate security measures in place to protect their data that is stored in our solution, and because we do not control our customers or their service providers, we cannot prevent vulnerabilities in their security measures from being exploited. To the extent we or our systems rely on our partners or third-party service providers, through either a connection to, or an integration with, those third-parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized publication of our information or the confidential information of consumers and employees may increase. Third-party risks may include lax security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate. Although we generally have agreements relating to cybersecurity and data privacy in place with our partners and third-party service providers, they are limited in nature and we cannot assure you that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our partners or third-party service providers in the event we should suffer any such incidents.

Although we have developed systems and processes that are designed to protect our data, our customer data and other user data, to prevent data loss and to prevent or detect security breaches, there can be no assurance that such measures will be effective against all cybersecurity threats.

Furthermore, we have acquired companies, products, services and technologies over the years. Although we devote significant resources to address any known security issues with respect to such acquisitions, we may still inherit additional risks when we integrate these companies within iCIMS. In addition, if a high-profile security breach occurs with respect to an industry peer, our customers and potential customers may generally lose trust in the security of our platform in particular, or in cloud applications for enterprises in general.

Finally, the impacts of the COVID-19 pandemic and the shift to a remote workforce may exacerbate these risks. With our employees primarily working from their homes or other locations outside of the office, there is increased potential that unauthorized third parties may have access to sensitive company or customer information. For instance, if our employees were to use a non-secure internet network, conduct their work in a non-secure environment or even fail to take appropriate precautions within their own home, there is a greater likelihood that an unauthorized person or entity could obtain access to ours or our clients’ sensitive information. While our telecommuting and security policies and protocols attempt to address these added data privacy threats inherent to a work-from-home environment, there is no guarantee they will prove fully effective.

Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause us to pay remediation costs and/or issue service credits or refunds to customers for prepaid and unused subscription services, require us to compensate our customers or other users for certain losses or result in lawsuits, regulatory fines or other action or liabilities, which could adversely affect our business and operating results. These risks may increase as we continue to grow and collect, process, store and transmit increasingly large amounts of data.

Our services present the potential for identity theft, embezzlement or other similar illegal behavior by our employees with respect to third parties.

The services offered by us generally require or involve collecting personal data of our customers and/or their employees, such as their full names, birth dates, addresses, employer records and social security numbers. This information can be used by criminals to commit identity theft, to impersonate third parties, or to otherwise gain access to the data or funds of an individual. If any of our employees take, convert or misuse such personal data, funds or other documents or data, we could be liable for damages, and our reputation could be damaged or destroyed. Moreover, if we fail to adequately prevent third parties from accessing personal data and/or business information and using that information to commit identity theft, we might face legal liabilities and other losses that could have a material adverse effect on our business, financial condition and results of operations.

If we fail to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights, or if our intellectual property and proprietary rights are not sufficiently broad, our business, competitive advantage and brand could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property and other proprietary rights, including proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret and other intellectual property laws in the United States and similar laws in other countries and contractual restrictions designed to establish and protect our intellectual property and proprietary rights used in our business and in our products and services. However, the steps we have taken to obtain, maintain, protect and enforce our intellectual property and proprietary rights may be inadequate. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, reverse engineering, accessing or otherwise obtaining and using our technology, intellectual property or proprietary rights or products without our permission. Further, there can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our intellectual property and proprietary rights. In each case, our ability to compete could be significantly impaired.

Although we enter into confidentiality and invention assignment agreements with our employees, consultants and third parties engaged in the development of intellectual property on our behalf and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances and other third parties, including customers and other third-party service providers, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our products and proprietary information, know-how and trade secrets. Further, these agreements do not prevent our competitors or other third parties from independently developing products, services or technologies that are substantially equivalent or superior to our products. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position could be materially and adversely harmed.

In addition, we will not be able to obtain, maintain, protect and enforce our intellectual property or other proprietary rights if we are unable to enforce our rights or if we do not detect infringement, unauthorized use or misappropriation or other violations of our intellectual property and proprietary rights. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries. The laws of some foreign countries, including countries in which our products are sold, do not protect intellectual property and proprietary rights to the same extent as the laws of the U.S., and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. Any of our intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the U.S., or in foreign jurisdictions. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. To the extent we expand our international activities, our exposure to infringement, misappropriation, unauthorized copying, misuse and other violation of our products, intellectual property and proprietary information may increase. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property and proprietary rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights.

If we fail to obtain, secure, maintain, protect and enforce our intellectual property and proprietary rights, we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights, which could seriously harm our brand and adversely impact our business.

We may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property or proprietary rights, and we could suffer significant litigation, the outcome of which would be uncertain, incur licensing expenses or be prevented from selling certain products and solutions.

Our commercial success depends, in part, on our ability to develop and commercialize our products and services and use our technology without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing, misappropriating or otherwise violating their intellectual property rights or other proprietary rights. We may become subject to preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to preliminary or provisional rulings in the course of any such litigation, including being found to be infringing, misappropriating or otherwise violating such rights and/or potential preliminary injunctions requiring us to cease some or all of our operations. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products and platform capabilities or cease business activities related to such intellectual property. In particular, parties commonly referred to as “patent trolls” may own or claim to own intellectual property relating to our industry. In the future, these parties may claim that our applications and underlying technology infringe, misappropriate or otherwise violate their intellectual property rights, even if we are unaware of the intellectual property rights that others may claim cover some or all of our technology or services.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Actions we may take to enforce our intellectual property rights may be expensive and divert management’s attention away from the ordinary operation of our business, and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims, and countersuits are successful, we could lose valuable intellectual property rights. Any claims or litigation, even if not meritorious, could cause us to incur significant expenses and divert management’s attention from our operations and, if successfully asserted against us, could require that we pay a substantial damage award, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right, pay ongoing royalty payments, prevent us from offering our services, require us to change our products, technology or business practices, or require that we comply with other unfavorable terms. Further, in order to avoid such expenses, we could face pressure to settle claims we may believe to be meritless and frivolous. We could also be required to develop non-infringing technology, stop activities or services that use or contain the infringing intellectual property, which could require significant time, effort and expense, and ultimately not be successful, or obtain a license, which may not be available on commercially reasonable terms and may require us to pay substantial license, royalty and/or other payments. We may be unable to develop non-infringing solutions or obtain a license on commercially reasonable terms, or at all. Any license may also be non-exclusive, which would potentially allow other parties, including our competitors, to access the same technology.

It may be necessary for us to initiate administrative proceedings or other litigation in order to determine the scope, enforceability or validity of third-party intellectual property or proprietary rights. We may also decide to settle or otherwise resolve such proceedings or litigation on terms that are unfavorable to us. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property and proprietary rights, regardless of whether third-party claims have merit, could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Furthermore, from time to time we may introduce or acquire new products, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, if they become subject to third-party claims relating to the infringement, misappropriation or other violation of a third party’s intellectual property rights that we license or otherwise provide, which could be costly. Any of the foregoing could materially and adversely affect our business, operating results and financial condition.

We incorporate technology from third parties into our platform, and our inability to maintain rights to such technology would harm our business and results of operations.

We license software and other technology from third parties that we incorporate into or integrate with our platform. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we offer our platform. Some of our agreements with our licensors may be terminated for convenience by them, or otherwise provide for a limited term. If we are unable to continue to license any of this technology for any reason, our ability to develop and sell access to our platform containing such technology could be harmed. Similarly, if we are unable to license necessary technology from third parties now, or in the future, on commercially reasonable terms or at all, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and we may be required to use alternative technology of lower quality or performance standards, which would adversely affect our business, financial condition, operating results, cash flows and prospects.

Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our ability to protect our proprietary software, subject us to litigation and negatively affect our business.

Some of our applications include and incorporate software licensed under open source licenses, which may include, by way of example, Apache, MIT, and GNU. In addition to risks related to general license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software or other contractual protections regarding infringement claims or code quality, as it is generally freely accessible, usable and modifiable, and is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. By the terms and conditions of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available to the public, if we combine our proprietary software with open source software in a certain manner, and often require that modifications or derivative works to open source software continue to be licensed under open source licenses. Certain open source licenses mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. The terms of various open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to provide and market our applications. In the event our portions of our proprietary software are determined to have breached or failed to fully comply with all the terms and conditions of an open source software license, or if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to publicly release, in source code form, the affected portions of our proprietary source code, to incur significant legal expenses defending against such allegations, could be subject to significant damages, be enjoined from the operation of our platform or other liability, be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, re-engineer all or a portion of our technologies, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. Many of the risks associated with usage of open source software cannot be eliminated and any of the foregoing could negatively affect our business, financial condition, results of operations and prospects, and could help our competitors develop products that are similar to or better than ours.

We have indemnity provisions in various agreements with our customers and other third parties potentially expose us to substantial liability for intellectual property infringement, misappropriation and other violation and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of third-party claims of intellectual property infringement, misappropriation or other violation of a third party’s intellectual property rights or damages caused by us to property or persons or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. In addition, from time to time, we are requested by customers to indemnify them for breach of confidentiality or violation of applicable law, with respect to personal data. If any such indemnification obligations are triggered, we could face substantial liabilities or be forced to make changes to our products, enter into license agreements, which may not be available on commercially reasonable terms or at all, or terminate our agreements with customers and other third parties and provide refunds. In addition, even claims that ultimately are unsuccessful could result in expenditures of management’s time and other resources. Large indemnity payments could harm our business, operating results and financial condition. Although we contractually limit our liability with respect to such obligations, some of these agreements provide for uncapped liability and the existence of any dispute may have adverse effects on our customer relationships and reputation, and we may incur substantial liability related to them. In addition, provisions regarding limitation of liability in our agreements with customers other third parties may not be enforceable in some circumstances or jurisdictions or may not protect us from claims and related liabilities and costs. Furthermore, any legal claims from customers and other third parties and the existence of a dispute with a customer or other third party may have adverse effects on our customer relationships and reputation.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest, which could harm our competitive position.

If we apply to register trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be enforced. Furthermore, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Even if we do detect violations, we may need to engage in litigation to enforce our rights. In addition, the registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which may make it more difficult to build name recognition.

In addition, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, operating results, cash flows and prospects.

Risks Related to Our Operations

If we fail to retain key employees and recruit qualified technical and sales personnel, our business could be harmed.

Our success and future growth depend largely upon the continued services of our executive officers, other members of senior management and other key employees. From time to time, there may be changes in our executive management team and to other key employee roles resulting from organizational changes or the hiring or departure of executives or other employees, which could have a serious adverse effect on our business and operating results.

In addition, because our future success is dependent on our ability to continue to enhance and introduce new software and services, we are heavily dependent on our ability to attract and retain qualified engineers with the requisite education, background and industry experience. As we expand our business and permeate international markets, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing and operational personnel capable of supporting a larger and more diverse customer base. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. In addition, if any of our key employees join a competitor or decide to otherwise compete with us, we may experience a material disruption of our operations and development plans, which may cause us to lose customers or increase operating expenses as the attention of our remaining senior managers is diverted to recruit replacements for the departed key employees.

Furthermore, foreign nationals who are not U.S. citizens or permanent residents constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these highly skilled workers and their ability to remain and work in the U.S. are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes to U.S. immigration and work authorization laws and regulations, including those recently implemented in the U.S., can be significantly affected by political forces and levels of economic activity. In addition, we will continue to face similar immigration hurdles based on the laws, regulations and policies of the international localities in which we operate. These and any further legislative or administrative changes to immigration or visa laws and regulations, including on an international basis, may impair our ability to hire or retain personnel who are not citizens or permanent residents of the countries in which we maintain operations, increase our operating expenses or negatively impact our ability to deliver our products and services, which may materially adversely affect our business or our ability to expand our operations, including internationally.

We must also continue to retain and motivate existing employees through our compensation practices, company culture and career development opportunities. As COVID-19 continues to transform the daily realities of the modern workforce, we will have to continuously adapt to stay competitive with other technology companies that may offer the compensation and benefits requisite for urban living, without the requirement that employees commute. Conversely, the advent of the remote workforce has exposed a global pool of talent, never before available. If we fail to capitalize on remote working conditions, to remain a competitive employer, to attract new personnel or to retain our current personnel, our business and future growth prospects could be adversely affected.

If we fail to maintain and evolve our purpose-driven culture of innovation, curiosity, passion, customer commitment and employee empathy that we believe are integral to our success, our business will be harmed.

We believe that our success can best be attributed to our purpose-driven culture, as reflected in our core competencies of innovation, curiosity, passion, customer commitment and employee empathy. We also believe that our commitment to our culture, as well as our commitment to building products and services that help provide our customers with information regarding their own workforce and corporate culture, is part of the reason why our customers choose us. As we continue to grow, both organically and through acquisitions of employee teams, and develop the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees who are dispersed throughout various geographic regions. Any failure to both maintain and advance our culture could adversely affect our future success, including our ability to retain and recruit personnel, to achieve our corporate objectives, and to quickly develop and deliver new and innovative products.

Our business depends substantially on the level of our customer satisfaction and specifically on customers renewing their agreements with us, purchasing additional products from us, or adding additional users. Any significant decline in our customer satisfaction rates, customer renewal rates or the rates at which our customers purchase additional products or add additional users would harm our future operating results.

In order for us to improve our operating results, it is important that our customer satisfaction remains high, that our customers renew their agreements with us when the initial contract term expires, and that they also purchase additional products or add additional users. Our customers have no obligation to renew their subscriptions after the initial subscription period, and there is no assurance that our customers will renew their subscriptions at the same or a higher level of service, if at all. Every year, some of our customers elect not to renew their agreements with us.

Moreover, certain of our customers have the right to cancel their agreements for convenience, subject to certain notice requirements and, in some cases, early termination fees. Our customer renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our products, our customer service, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, reduced hiring by our customers, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, renew on less favorable terms, fail to purchase additional products or fail to add new users, our revenue may decline and our operating results may be harmed.

Any failure to offer high-quality technical and professional support services by us or our partners may adversely affect our relationships with our customers and could have a material adverse effect on our business, financial condition and results of operations.

In cases where our third-party service providers are engaged either by us or by a customer directly to deploy a product for a customer, our third-party service providers need to have a substantial understanding of such customer’s business so they can configure the product in a manner that complements its existing business processes and integrates the product into its existing systems. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by our customers. Failure to successfully manage customer deployments by us or our third-party service providers could harm our reputation and cause us to lose existing customers, face potential customer disputes or limit the rate at which new customers purchase our products.

Once our applications are deployed, our customers depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenues, could increase costs and have an adverse effect on our results of operations. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our applications to existing and prospective customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on various third-party relationships in order to grow our business. In addition to growing our indirect sales channels, we intend to pursue additional relationships with other third parties, such as technology and content providers and implementation consultants. Identifying, negotiating and documenting relationships with third parties requires significant time and resources, as does integrating third-party content and technology. Our agreements with distributors and providers of technology, content and consulting services are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our products. In addition, these distributors and providers may not perform as expected under our agreements, and we have had and may in the future have, disagreements or disputes with such distributors and providers, which could negatively affect our brand and reputation. Additionally, distributors, vendors or providers may withdraw from the market or radically change their cost structures, which may impact our ability to provide our services, may cause us to be unable to replace the key provider, may affect our ability to continue the relationship with the third-party or materially increase our costs. A global economic slowdown could also adversely affect the businesses of our distributors and it is possible that they may not be able to devote the resources we expect to our relationships with such distributors.

If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer. Even if we are successful, we cannot guarantee that these relationships will result in improved operating results.

We rely on third-party computer hardware and software that may be difficult to replace or could cause errors or failures of our service.

In addition to the software we develop, we rely on computer hardware, purchased or leased, and software licensed from third parties in order to deliver our solutions. This hardware and software may not continue to be available on commercially reasonable terms, if at all. Any loss of the right to use any of this hardware or software could result in delays in our ability to provide our solutions until equivalent technology is either developed by us or, if available, identified, obtained and integrated. In addition, errors or defects in third-party hardware or software used in our solutions could result in errors or a failure of our products, which could harm our business.

Our growth depends on our ability to successfully integrate our applications with a variety of third-party technologies.

We need to continuously modify and enhance our applications to keep pace with changes in third-party internet-related hardware, iOS, Android, other mobile-related technologies and other third-party software, communication, browser and database technologies. We must also appropriately balance the application capability demands of our current customers with the capabilities required to address the broader market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our product development expenses. Any failure of our applications to operate effectively with future network platforms and other third-party technologies could reduce the demand for our applications, result in customer and end user dissatisfaction, and adversely affect our business and operating results. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could materially impair our ability to provide solutions or professional services to our customers in a timely manner, cause us to lose customers, limit us to smaller deployments of our solutions or increase our technical support costs.

We depend on data centers and computing infrastructure operated by third parties, and any disruption in these operations could adversely affect our business and operating results.

We currently host our applications and serve our customers from data centers, including locations in the U.S., Canada, Germany and the Netherlands. While we control and have access to our servers and all of the components of our network that are located in these data centers, we do not control certain aspects of these facilities, including their operation, disaster recovery, system management procedures and security, and our review processes for such providers may be insufficient to identify, prevent or mitigate adverse effects. The owners and operators of our current and future hosting facilities do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. The owners of these data center facilities have limited or no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if any of these data center operators are acquired or cease to do business, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and experience possible service interruptions in connection with doing so.

In addition, we also rely upon third-party hosted infrastructure partners globally, including AWS, to serve customers and operate certain aspects of our services, such as environments for development testing, training, sales demonstrations and production usage. Any disruption of or interference at our hosted infrastructure partners would impact our operations and our business could be adversely impacted.

Our business requires the ongoing availability and uninterrupted operation of internal and external transaction processing systems and services. We or our third-party providers may experience website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in client usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Problems faced by these data center operators or hosted infrastructure partners, with the telecommunications network providers with whom we or they contract or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers or other users. These data center operators or hosted infrastructure partners could decide to close their facilities or cease operations without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by these data center operators, our hosted infrastructure partners or any of the other service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if these data center operators or hosted infrastructure partners are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at these data centers or at our hosted infrastructure partners or any errors, defects, disruptions or other performance problems with our applications or the infrastructure on which they run could adversely affect our reputation and may damage our customers’ or end users’ stored files or result in lengthy interruptions in our services. Interruptions in our services may adversely affect our reputation and operating results, cause us to issue refunds or service credits to customers for prepaid and unused subscription services, subject us to potential liabilities, result in contract terminations or adversely affect our renewal rates.

Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our products or services could materially harm our reputation and business. Frequent or persistent interruptions in our products and services could cause clients to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business.

We have experienced rapid growth, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and operational controls, or adequately address competitive challenges.

We have experienced, and are continuing to experience, a period of rapid growth in our customers, headcount and operations. We anticipate that we will continue to expand our customer base, headcount and operations both domestically and abroad. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively and to scale our operations without diminishing the level of service we provide. To manage the expected growth of our operations and personnel, including in connection with the talent economy, we will need to continue to improve our operational, financial and management controls as well as our reporting systems and procedures. We will also have to anticipate the necessary expansion of our relationship management, implementation, local and enterprise-wide customer service and other personnel to support our growth and achieve high levels of customer service and satisfaction. Failure to effectively manage growth could result in harm to our corporate culture, difficulty or delays in deploying customers, declines in quality or customer satisfaction, difficulties retaining and competing for customers, increases in costs, impediments to introducing new features, or other operational difficulties, and any of these difficulties could adversely impact our business performance and operating results.

Our principal asset is our interest in iCIMS, Inc., and we are, and expect to continue to be, dependent upon the results of operations and cash flows of iCIMS, Inc. and its consolidated subsidiaries and distributions we receive from iCIMS, Inc.

We are, and we expect to continue to be, a holding company with no material assets other than our ownership of the capital stock of iCIMS, Inc. and other subsidiaries, which we control. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of iCIMS, Inc. and other subsidiaries, and distributions we receive therefrom. There can be no assurance that our direct and indirect subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any existing or future debt instruments, will permit such distributions. In addition, in the event that our Board were to approve a sale of all of our direct and indirect interests in iCIMS, Inc. and other subsidiaries, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

Risks Related to Our International Operations

Sales to customers outside the U.S. and our international presence exposes us to risks inherent in global operations.

A key element of our growth strategy is to develop a worldwide customer base. Operating globally requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the U.S. Our international expansion efforts may not be successful in creating demand for our applications outside of the U.S. or in effectively selling subscriptions to our applications in all of the markets we enter. In addition, we will face risks in doing business on a global scale that could adversely affect our business, including:

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the need to localize and adapt our applications for specific countries, including translation into foreign languages, localization of contracts for different legal jurisdictions and associated expenses;

•	the need for a go-to-market strategy that aligns application management efforts and the development of supporting infrastructure;

•	stricter data privacy laws including requirements that customer data be stored and processed in a designated territory and obligations on us as a data processor;

•	difficulties in appropriately staffing and managing foreign operations and providing appropriate compensation for local markets;

•	ensuring compliance with foreign employment and labor laws for our international workforce;

•	difficulties in leveraging executive presence and company culture globally;

•	different pricing environments, longer sales cycles, longer trade receivables payment cycles and collections issues;

•	new and different sources of competition;

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potentially weaker protection for intellectual property and other proprietary or legal rights than in the U.S. and practical difficulties in enforcing intellectual property and other proprietary rights;

•	laws, customs and business practices favoring local competitors;

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restrictive governmental actions focused on cross-border trade, such as import and export restrictions, duties, quotas, tariffs, trade disputes and barriers or sanctions that may prevent us from offering certain portions of our products or services to a particular market, may increase our operating costs or may subject us to monetary fines or penalties in case of unintentional noncompliance due to factors beyond our control;

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compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, intellectual property and data protection laws and regulations;

•	increased compliance costs related to government regulatory reviews or audits, including those related to international cybersecurity requirements;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	ensuring compliance with export controls, economic sanctions and anti-corruption laws, including the Foreign Corrupt Practices Act and UK Bribery Act;

•	the effects of currency fluctuations on our revenues and expenses and customer demand for our services;

•	the cost and potential outcomes of any international claims or litigation;

•	adverse tax consequences and tax rulings; and

•	unstable economic and political conditions.

Any of the above factors may negatively impact our ability to sell our applications and offer services globally, reduce our competitive position in foreign markets, increase our costs of global operations and reduce demand for our applications and services from global customers. Additionally, the majority of our international costs are denominated in local currencies and we anticipate that over time an increasing portion of our sales contracts outside the U.S. may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to predict our future results accurately.

We have made significant investments in our operations to support additional growth, such as acquiring other companies or their assets and establishing and broadening our international operations in order to expand our business and execute our international operations strategy. We have made substantial investments in recent years to increase our international operations, and we expect to continue to invest to grow our international sales and global brand awareness. We have completed multiple acquisitions in past years and expect these acquisitions will continue to increase our operating expenses in future periods. These investments may not yield increased revenue, and even if they do, the increased revenue may not offset the amount of the investments. We also expect to continue to pursue acquisitions in order to expand our presence in current markets or new markets, many or all of which may increase our operating costs more than our revenue. As a result of any of these factors, our operating income could fluctuate and may continue to decline as a percentage of revenue relative to our prior annual periods.

Risks Related to Taxes

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and our operating results. If we are selected for future examinations and it is asserted that we have taken incorrect tax positions, we could be subject to additional taxes, interest and penalties.

Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes. We are regularly subject to tax audits in these jurisdictions. We regularly assess the likely outcomes of these audits to determine the appropriateness of our tax reserves as well as our future tax liabilities. In addition, the application of withholding tax, value added tax, goods and services tax, sales tax and other non-income taxes is not always clear and we may be subject to audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and our tax reserves are adequate to cover any potential liability. However, tax authorities in these jurisdictions may challenge our position. If any of these tax authorities successfully challenge our positions, we may be liable for additional tax, penalties and interest in excess of any reserves established, which may have a significant impact on our results and operations and future cash flow.

The December 2017 comprehensive tax reform law could adversely affect our business and financial condition.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law. The Tax Act significantly revised the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, among other things, contained significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitations on the deductibility of executive compensation, limitation of the deduction for net operating losses generated in taxable years beginning after December 31, 2017 to 80% of current year taxable income for taxable years beginning after December 31, 2020, elimination of carrybacks of net operating losses arising in taxable years ending after December 31, 2020, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. It is uncertain if and to what extent various states will conform to the Tax Act. The Tax Act’s revised international rules, including rules regarding “global intangible low-taxed income,” “foreign derived intangible income” and the “base erosion anti-avoidance tax,” are highly complex and may affect our financial condition as additional interpretive guidance is issued.

Our ability to use net operating loss carryforwards to reduce future tax payments may be subject to limitations.

Our federal and state net operating loss carryforwards generated in taxable years ending on or prior to December 31, 2017, could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act, as amended by the CARES Act among other things, federal net operating losses incurred in taxable years ending after December 31, 2017 may be carried forward indefinitely, but are limited to 80% of current year taxable income for taxable years beginning after December 31, 2020. In addition, under Sections 382 and 383 of the Code, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may experience ownership changes in the future and subsequent shifts in our stock ownership. In addition, it is possible that we have experienced one or more ownership changes in the past. As a result, we may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal income tax purposes.

Risks Related to Being a Public Company

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2018, or five years of Selected Consolidated

Financial Data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company”.

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of                  and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company”. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve overtime as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and could have a material adversely effect on our business, financial condition and results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the generally accepted accounting principles in the U.S., or GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

Our management team has limited experience managing a public company.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we will be subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our indebtedness, if any, could adversely affect our business and growth prospects.

On September 12, 2018, our indirect subsidiaries, Cersei Parent Holdings, LLC and iCIMS, Inc., and certain of their subsidiaries entered into a credit agreement with various lenders, or the Credit Agreement, providing us with a term facility in the aggregate principal amount of $400.0 million, or the Term Loan Facility, and the ability to draw additional funds through a revolving facility, or the Revolving Credit Facility, of up to $25.0 million, with a maturity date of September 12, 2024. In June 2019, we amended the Credit Agreement and increased the Term Loan Facility borrowing by an additional $65.0 million to fund the acquisition of Jibe, Inc., or Jibe. In November 2020, we further amended the Credit Agreement and increased the Term Loan Facility by an additional $70.0 million to fund the acquisition of Easyrecrue. The Revolving Credit Facility was undrawn at inception and through December 9, 2020 until we withdrew $25.0 million to fund the acquisition of Altru.

All obligations under the Credit Agreement are secured by first-priority perfected security interests in substantially all of our assets and the assets of our domestic subsidiaries, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our existing or future debt, we may need to refinance such debt, dispose of assets or issue equity to obtain necessary funds. In such event, we may not be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our existing and future indebtedness, the cash flow needed to satisfy such debt and the covenants contained in our Credit Agreement, and the financing documentation governing any of our future indebtedness, could have important consequences, including:

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limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. Further, our Credit Agreement contains customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Term Loan Facility is also subject to mandatory prepayments in certain circumstances, including a requirement to make a prepayment with a certain percentage of our excess cash flow. This excess cash flow payment, and other future required prepayments, will reduce our cash available for investment in our business.

Interest rates under the Credit Agreement are based partly on the London interbank offered rate, or LIBOR, the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to be phased out by the middle of 2023. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Further, we may need to renegotiate our Credit Agreement to replace LIBOR with the new standard that is established.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

We are able to incur substantial additional indebtedness and may be able to make certain restricted payments, which could further exacerbate the risks associated with our current indebtedness.

We are able to incur significant additional indebtedness. Although our Credit Agreement contains restrictions on the incurrence of indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.

Our Credit Agreement permits us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the Credit Agreement. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, the Credit Agreement does not restrict our ability to incur additional indebtedness outside of the credit group set forth in the Credit Agreement without regard to the restrictions set forth in the Credit Agreement. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make any future scheduled payments or to refinance any future outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions (including the COVID-19 pandemic) as well as financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on any of our future outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund any of our future debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any such refinancing could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. Our Credit Agreement includes certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of our Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur certain additional indebtedness or other contingent obligations;

•	pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make loans and investments;

•	sell, lease, assign, transfer or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	create liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability of our subsidiaries to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these and other applicable covenants.

The restrictive covenants in the Credit Agreement require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the Credit Agreement could result in an event of default under such agreement. Such an event of default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with similar restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, our Credit Agreement also limits our ability to incur certain additional debt and therefore we may need to amend our Credit Agreement or issue additional equity to raise capital. If we issue additional equity, your interest in us will be diluted.

Risks Related to Ownership of Our Common Stock

Vista controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, Vista will beneficially own approximately     % of our common stock, which means that, based on its percentage voting power held after the offering, Vista will control the vote of all matters submitted to a vote of our Board or shareholders, which will enable it to control the election of the members of the Board and all other corporate decisions. In addition, our bylaws will provide that Vista will have the right to designate the Chairman of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when Vista ceases to own shares of our stock representing a majority of the total voting power, for so long as Vista continues to own a significant portion of our stock, Vista will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to own a significant percentage of our stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a director nomination agreement with Vista that provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of this offering; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of this offering; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owns as of the date of this offering. The director nomination agreement will also provide that Vista may assign such right to a Vista affiliate. The director nomination agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the director nomination agreement. In connection with this offering, we will also grant customary demand and piggyback registration rights to Vista. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Vista and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on                 , we will be a “controlled company” within the meaning of the rules of                  and, as a result, we qualify for, and currently rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, the Vista Funds will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                 . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have been approved to list our common stock on                  under the symbol “                ,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

In addition to Vista’s beneficial ownership of                 % of our common stock after this offering, our certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law, or the DGCL, contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit shareholder action by written consent from and after the date on which Vista beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws”. These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock”.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. See “Description of Capital Stock—Exclusive Forum”. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $                 per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our common stock but will own only approximately     % of our common stock outstanding after this offering. See “Dilution” for more detail.

Our management will have significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds of this offering to                  and the remainder for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business.

However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering, other than                  as described above. Therefore, our management will have significant flexibility in applying most of the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations. See “Use of Proceeds.”

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions, including impacts from COVID-19;

•	investors’ perception of us;

•	events beyond our control such as weather and war; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                outstanding shares of common stock based on the number of shares outstanding as of                 . This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriters” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale”. All of such shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters. In connection with this offering, we will grant customary demand and piggyback registration rights to Vista. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” We also intend to register shares of common stock that we may issue under our equity compensation plans. As of                 , options to purchase                  shares of common stock and                  shares of restricted common stock were outstanding under our equity incentive plans, and an additional                  shares of common stock were reserved for future issuance under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our credit facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	the impact on our operations and financial condition from the effects of the current COVID-19 pandemic;

•	the competitiveness of the markets in which we operate;

•	the potential loss of customers or subscription revenue;

•	our ability to keep pace with technological developments and enhance our solutions;

•	market demand for enterprise cloud computer software as well as SaaS products like ours;

•	our dependence on a substantial majority of our subscription revenues from our iCIMS Talent Cloud products;

•	risks associated with defects in our solutions or breaches of warranties;

•	the impact of interruptions or performance problems associated with our technology or infrastructure;

•	our ability to maintain, enhance and protect our brand;

•	risks associate with impairments to our goodwill or other intangible assets;

•	fluctuations in our quarterly results;

•	risks caused by delays in upturns or downturns in our sales being reflected in our financial position and results of operations;

•	seasonality of our sales and customer growth;

•	our management of longer sales cycles and deployments due to the complex operating environments of our customers;

•	changes in financial accounting standards or practices affecting our revenue recognition procedures;

•	risks and uncertainties associated with acquisition activity;

•	the accuracy of estimates concerning market opportunity and market growth;

•	we have a history of losses, and we cannot be certain that that we will achieve or sustain profitability;

•	the impact of general and specific adverse economic trends;

•	the impact of any catastrophic events;

•	risks associated with unfavorable laws, regulations and interpretations governing new and developing technologies;

•	the evolution of Internet regulations, infrastructure and accessibility;

•	changes in privacy laws and regulations applicable to our business;

•	our ability to safeguard ours and our customers data;

•	our ability to comply with data localization requirements;

•	risks relating to illegal behavior by any of our employees;

•	our ability to obtain, maintain, protect and enforce intellectual property rights under our current and new solutions;

•	risks related to future litigation;

•	our ability to maintain rights to technology integrated into third party platforms;

•	our ability to utilize open source software without jeopardizing our proprietary software;

•	the risks associated with indemnity provisions in some of our agreements;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our current and future solutions;

•	our ability to retain and recruit key employees and qualified technical and sales personnel;

•	our ability to maintain and evolve our purpose-driven culture of innovation, curiosity, passion, customer commitment and employee empathy;

•	the satisfaction of our customers and the corresponding effect on renewals, additional purchases and addition of new users;

•	ours and our partners’ ability to offer high-quality technical and professional support services;

•	the success of our strategic relationships with third parties;

•	our continued use third-party computer hardware and software;

•	our ability to successfully integrate our applications with a variety of third-party technologies;

•	the risk of disruptions to third-party data centers and computing infrastructures on which we rely;

•	our ability to manage our growth effectively;

•	our dependence on iCIMS, Inc. as our principal asset;

•	risks inherent to our sales and operations outside the United States;

•	changes in tax laws and their application to our business;

•	risks associated with our status as an “emerging growth company”;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	our management team’s limited experience managing a public company; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Korn Ferry, Future of Work: The Global Talent Crunch, May 2018

•	World Economic Forum, The Future of Jobs Report 2020, October 2020

•	U.S. Bureau of Labor and Statistics

•	Gartner, Market Guide for Talent Acquisition Applications, 11 June 2020

•	IDC Marketscape – Worldwide Modern Talent Acquisition Suites for Large Enterprises, 2020 Vendor Assessment, September 2020

•	United States Census Bureau

•	CapIQ

•	IDC, Worldwide Talent Acquisition Technologies and Services Forecast, 2020–2024, July 2020

•	A commissioned study conducted by Forrester Consulting, Total Economic Impact™ of the iCIMS Talent Cloud, September 2020

•	Acadian Advisory, 2019 Recruiting Technology Market Overview, March 2019

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $                million (or approximately $                 million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use approximately $                 million of the net proceeds of this offering (or $                million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our Credit Agreement and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than repayment of indebtedness under our Credit Agreement, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming that the assumed initial public offering price per share for the offering remains at $                , which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Borrowings under the Credit Agreement bear interest at a rate per annum, at the borrower’s option, equal to an applicable margin, plus, (a) for alternate base rate borrowings, the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) the Adjusted LIBO Rate for a one month interest period on such day; provided that the alternate base rate can in no event be lower than 1.00% and (b) for eurodollar borrowings, the Adjusted LIBO Rate determined by the greater of (i) the LIBO Rate for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%.

The applicable margin for borrowings under the Credit Agreement is (a) for alternate base rate borrowings, (i) 5.50% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 4.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 4.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00 and (b) for eurodollar borrowings, (i) 6.50%% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 5.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 5.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00; provided, that the step downs in interest rate are applicable prior to September 30, 2021 only if elected by the borrower in writing. The total leverage ratio is determined in accordance with the terms of the Credit Agreement.

The contract interest rate on the Term Loan Facility was 7.50% per annum as of December 31, 2020. The effective interest rate was 7.8% per annum as of December 31, 2020. The effective interest rate was higher than the contract rate due to amortization of debt issuance costs related to the Term Loan Facility. The Term Loan Facility does not require periodic principal payments.

As of December 31, 2020, the interest rate for the Revolving Credit Facility was 7.5% per annum. The borrower is also required to pay a commitment fee on the average daily undrawn portion of the Revolving Credit Facility of 0.375%-0.50% per annum (varying based on the leverage ratio tiers applicable to the applicable margin as described above), a letter of credit fronting fee of 0.125% per annum and a letter of credit participation fee equal to the applicable margin for eurodollar revolving loans on the actual daily amount of the letter of credit exposure.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. Additionally, our Credit Agreement place restrictions on the ability of our subsidiaries to pay cash dividends or make distributions to us. See the section titled “Description of Indebtedness.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of December 31, 2020, as follows:

•	of iCIMS Holding LLC on an actual basis;

•	of iCIMS Holding Corp. on an as adjusted basis, after giving effect to the Corporate Conversion; and

•

of iCIMS Holding Corp. on a pro forma as adjusted basis, after giving effect to the Corporate Conversion and our sale of                 shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Corporate Conversion” included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	As Adjusted for the Corporate Conversion	Pro Forma as Adjusted for the Corporate Conversion and the Offering
	(dollars in thousands)
Cash and cash equivalents	$43,883	$	$

Total debt, including current portion:
Term Loan Facility(1)	527,134

Revolving Credit Facility(2)	25,000

Total long term debt	552,134
Members’ deficit / shareholders’ equity:
Members’ capital, no par value, 927,733 members’ units authorized, 871,881 and 870,811 members’ units issued and outstanding, respectively, actual; no members’ units authorized, issued or outstanding as adjusted and pro forma as adjusted	884,027
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized and no shares issued or outstanding, as adjusted and pro forma as adjusted(3)	—
Common stock, no shares issued and outstanding, actual; 500,000,000 shares authorized, shares issued and outstanding, as adjusted; 500,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted(3)	—
Additional paid-in capital	8,867
Treasury units, 1,070 members’ units, actual; no members’ units as adjusted and pro forma as adjusted	(1,255)
Accumulated other comprehensive income	2,237
Accumulated deficit	(162,538)

Total members’ deficit / shareholders’ equity	731,338

Total capitalization	$1,283,472	$	$

(1)	Net of deferred financing costs of $7.9 million.

(2)	As of December 31, 2020, we had $25.0 million drawn under the Revolving Credit Facility and had no undrawn capacity.
(3)	As adjusted to reflect the conversion of our outstanding members’ units into shares of our common stock in conjunction with the Corporate Conversion.

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization on pro forma as adjusted basis by approximately $                million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization on pro forma as adjusted basis by approximately $                million, based on an assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on                shares of our common stock outstanding as of December 31, 2020 and excludes                million shares of common stock reserved for future issuance under the 2021 Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2020, we had an as adjusted net tangible book value of $                million, or $                per share of common stock. As adjusted net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock after giving effect to the Corporate Conversion.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $                million of outstanding borrowings under our Credit Agreement as set forth under “Use of Proceeds,” at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $                million, or $                per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $                per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical as adjusted net tangible book value per share as of December 31, 2020	$

Increase in as pro forma adjusted net tangible book value per share attributable to the investors in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to the investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $                , and would increase or decrease the dilution per share to the investors in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $                and would increase or decrease dilution per share to investors in this offering by                 , assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $                , and the dilution in as pro forma adjusted net tangible book value per share to new investors in this offering would be $                .

The following table presents, on a pro forma as adjusted basis as described above, as of December 31, 2020, after giving effect to (i) the completion of the Corporate Conversion prior to the completion of this offering and

(ii) the differences between our existing shareholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing shareholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing Shareholders			%	$		%	$
New Investors
Total			%	$		%	$

A $1.00 increase or in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                million and increase or decrease the percent of total consideration paid by new investors by                %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own                % and our new investors would own                % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on                shares of our common stock outstanding as of December 31, 2020 after giving effect to the Corporate Conversion, and excludes                 million shares of common stock reserved for future issuance under the 2021 Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section titled “Summary Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflects our historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the completion of this offering. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward Looking Statements.”

The following discussion contains references to calendar year 2020 and 2019, which represents the consolidated financial results for our fiscal years ended December 31, 2020 and 2019. All references to 2020 refer to the fiscal year ended December 31, 2020 and references to 2019 refer to the fiscal year ended December 31, 2019. Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” and “iCIMS” refer to “iCIMS Holding LLC.” The objective of this discussion and analysis is to disclose (i) material information relevant to an assessment of the financial condition and results of operations of iCIMS, including an evaluation of the amounts and certainty of cash flows from operations and from outside sources, (ii) material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be indicative of future operating results or of future financial condition, including descriptions and amounts of matters that have had a material impact on reported operations as well as matters that are reasonably likely based on management’s assessment to have a material impact on future operations and (iii) material financial and statistical data that we believe will enhance an understanding of our financial condition, cash flows and other changes in financial condition, and results of operations.

Overview

Our purpose is to deliver the world’s leading Talent Cloud to empower organizations everywhere to hire the best talent and build their winning workforce.

We believe that the right talent, on the right team, transforms businesses, communities, and the world. Talent enables organizations to out-innovate competition, provide customer experiences that create brand ambassadors, and serve their local and global communities. We believe Talent Powers TransformationTM.

No asset matters more to a business than its people. We believe an integrated end-to-end software solution to attract talent, engage candidates, hire employees, and advance careers is more critical now than ever before. The iCIMS Talent Cloud enables the world’s best brands to build the pipeline that matters the most—their talent pipeline—and innovate, differentiate, and succeed through their talent.

We recognize the transformational power that funnel-based software technologies have had in areas such as Sales and Marketing, and believe that the same level of impact has been brought to talent with the iCIMS Talent Cloud.

The iCIMS Talent Cloud is a market-leading, mission-critical software platform that is designed to transform how organizations of all sizes and industries attract, engage, hire, and advance talent, helping such organizations build their talent pipeline and winning workforce in the talent economy. Unlike yesterday’s recruiting tools, we believe that iCIMS Talent Cloud is a system of engagement for our customers, focused on interactions between talent and organizational hiring teams. We think that legacy, rigid “one size fits all” approaches will be exchanged for dynamic, “consumer-level” experiences, personalized, and delivered how and where candidates, hiring managers, and recruiters require.

The core pillars of the iCIMS Talent Cloud are Applications, Platform and Ecosystem. Through our applications, we provide a full portfolio of business applications for recruiters and hiring managers to attract, engage, hire, and advance the best talent. We offer an open platform with an extensible application programming interface, or API, that unites talent data into dynamic candidate data profiles, creates seamless workflows across iCIMS Talent Cloud and third-party software, and leverages our AI-capabilities and analytics across the entire set of talent data. Lastly, our Ecosystem allows third-party products and service providers to integrate their offerings through our platform.

The iCIMS Talent Cloud enables our customers to hire at scale and build their winning workforce by delivering: better business performance, holistic talent experiences, flexible configuration, integrated and embedded solutions across the talent ecosystem, simple-to-use interfaces, expanded talent pipelines, and superior experience for candidates, recruiters, and hiring managers.

We believe that our market leadership position is based on the following key strengths: our leading end-to-end software platform, relentless focus on the talent experience, brand recognition and reputation, innovation leadership, robust partnerships and ecosystems, secure, scalable and extensible platform, and being industry agnostic and relevant for every business.

We sell to the following types of customers: enterprises (companies with greater than 2,500 employees) and commercial businesses (companies with up to 2,499 employees). Our go-to-market strategy leverages our account-based model in which marketing and sales teams work together to target best-fit accounts and turn them into customers. Our annual recurring revenue, or ARR, increased from $246 million as of December 31, 2019 to $285 million as of December 31, 2020, representing a 16% growth for this period. Our ARR for enterprise accounts increased from $169 million as of December 31, 2019 to $204 million as of December 31, 2020, representing a 21% growth for this period. See “— Key Business Metrics” for a description and limitations of ARR.

Our focus on enterprise customers is a result of large companies having a greater need for dedicated talent tools given their increased complexity and challenges of hiring at scale—different types of workforces, across geographies, and candidates with diverse skills and backgrounds—to grow their business. Customers in this cohort have demonstrated an increased ability to purchase multiple products and have high stickiness to the iCIMS Talent Cloud.

Our customers include leading enterprises such as                  , and                 . We have grown our customer base to approximately 4,320 customers, including over 25% of the Fortune 500 and 40% of the Fortune 100 in 2020.

Our Business Model

We sell our software solutions via a subscription model typically billed annually in advance. This results in a highly predictable recurring revenue model with long multiyear contracts, averaging 2.6 years across our customer base. Subscription revenue represents more than 95% of our total revenue in 2020, providing a high level of visibility into our future revenues.

Over the lifetime of the customer relationship, we have the opportunity to realize additional subscription revenue, both as our customers roll out our solutions more broadly within the organization and by selling additional iCIMS Talent Cloud applications to the existing customers that do not currently utilize our full software platform. We also incur the costs to manage the account, to retain customers, and to sell additional functionality. These costs, however, are significantly less than the costs initially incurred to acquire and to implement the customer, thereby increasing customer profitability the longer they stay on.

We also generate one-time services revenue from the implementation of our products and the training of our customer’s staff. Our customers are assigned an implementation team who are experienced in applying best practices and configuring the platform to customers’ preferences.

COVID-19

Throughout the COVID- 19 pandemic, we have proactively managed our business while prioritizing our customers, employees, and business continuity. We have implemented a number of measures designed to protect the health and safety of our workforce and to maintain our healthy financial position. We have adopted a robust business continuity plan and work-from-home policy for all of our employees with ongoing communications and scenario planning to quickly respond to the changing environment. In addition, we have implemented various policies and protocols for workplace safety at our facilities to the extent that they remain open and our employees need to access them. Our continuity plan has enabled us to operate without disruption to the functionality and operation of our products and support for our customers.

We benefit from a subscription revenue model based on recurring prices for products, number of employees, and services required by customers, limiting the impact to our revenue from fluctuations in metrics such as number of hires, applications, or postings. Throughout 2020, we were able to grow recurring revenue despite the challenges presented by the COVID-19 pandemic. However, as a result of the pandemic, we experienced moderately lower ARR growth during 2020. In addition, due to the impact of the pandemic on our customers’ businesses we saw an increase in down-sells and customer attrition, impacting our dollar-based net retention rates. See “—Key Business Metrics” for a description and limitations of ARR and dollar-based net retention rate.

As a way to mitigate the impacts of the COVID-19 pandemic, during the second and third quarter of 2020, we conducted an internal review of our cost structure, making adjustments that included the following, among others: reducing discretionary spend, reducing demand generation marketing investments, reducing our full-time employee headcount by approximately 10%, and choosing not to renew various lease offices to improve the strength of our business in the long term.

Furthermore, as a result of the COVID-19 pandemic, we were able to utilize assistance provided by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. In particular, we filed net operating loss carryback claims and recorded a $2.2 million income tax receivable in anticipation of the refund we expect to receive in 2021. We also elected the option to defer the payment of our share of payroll taxes that would have been due between March 27, 2020 and December 31, 2020.

We believe that our business is well-suited to navigate the current environment and continue to support our customers through our product offerings, services, and support. However, the severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing, and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation, product sales, results of operations or financial condition. See “Risk Factors—Risks Related to the COVID-19 Pandemic”.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Drive new customer acquisition & expansion

Despite our success to date, we believe the market for dedicated talent acquisition software platforms remains largely underpenetrated. As a result, there is a vast opportunity to take our core capabilities to many more enterprise and commercial businesses around the world. Our ability to attract new customers is dependent upon a number of factors, including the effectiveness of our pricing and solutions, the features and pricing of our competitors’ offerings, the effectiveness of our marketing efforts, the effectiveness of our go-to-market team in selling, marketing and deploying our software. Sustaining our growth requires continued adoption of our platform by new customers. We intend to continue to invest in our brand awareness as we further penetrate our addressable markets. We intend to expand our customer base by continuing to make significant and targeted investments in sales and marketing to attract new customers and to drive broader awareness of our software solutions.

A company’s first exposure to iCIMS is typically through our applicant tracking system to manage the hiring process. Once a company begins to realize the benefits of our software platform, we often have an opportunity to expand into other use cases—going beyond hiring at scale and into employer branding, employee on-boarding, candidate relationship management, and other applications—thereby expanding our reach and stickiness with a customer. Our success is dependent on our ability to effectively demonstrate the additive value of our products, resulting in greater cross-selling opportunities within our current customer base.

Focus on large customers

Our go-to-market model is primarily based on the following types of customers: enterprises (companies with 2,500 employees or more) and commercial businesses (companies with up to 2,499 employees). Our focus on landing primarily enterprise customers that pay greater than $100,000 in ARR has been a key driver to our success. We believe that large companies have a greater need for dedicated talent tools given their increased complexity and challenges of hiring at scale to grow their business.

Our ability to continue attracting enterprise customers is dependent on our ability to expand our enterprise sales team and increase awareness of our software platform and its broad range of capabilities and our ability to effectively demonstrate the additive value of our software solutions. Our success will also depend on our ability to service these clients with best-in-class customer service to keep retention of our existing enterprise customers. We intend to expand our enterprise customer base by continuing to make significant and targeted investments in our enterprise sales team and after-sale product support teams to drive broader awareness and deliver excellent customer satisfaction.

Deliver product innovation

Businesses are increasingly realizing the value of having an end-to-end integrated talent platform. We believe we are well positioned to capitalize on this opportunity by introducing new products and applications to extend the functionality of our platform. Our success is dependent on our ability to sustain product innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built a highly differentiated software platform and we intend to further extend the adoption of our platform through additional innovation. While sales of subscriptions to our iCIMS Talent Cloud products account for most of our revenue, we intend to continue to invest in building additional products, features and functionality that expand our capabilities and facilitate the extension of our software platform to new use cases. Our future success is dependent on our ability to successfully develop and market products to keep up with our customers’ demands and retain our market leadership position.

We selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our software platform, accelerate the pace of our innovation and expand into new geographies, industry verticals, and hiring types. Our ability to succeed depends on ability to find complementary businesses that help us achieve the above goals most effectively. There will be inherent risk in any mergers and acquisitions, or M&A, transaction, and our ability to navigate through the risks and challenges through our previous M&A experiences will allow us to reduce execution risk.

Penetrate underserved global market

As of year-end 2020, we derived 9% of our ARR from customers outside the United States. We believe there is a substantial opportunity for us to increase our international customer base by leveraging and expanding investments in our technology, direct sales force, and strategic partnerships around the world. Our international growth in any region will depend on our ability to effectively implement our business processes and go-to-market strategy, our ability to adapt to market or cultural differences, the general competitive landscape, our ability to invest in our sales and marketing channels, and our brand awareness and perception. We plan to continue making investments in our international sales and marketing channels to take advantage of this market opportunity while refining our go-to-market approach based on local market dynamics. While we believe global demand for our platform will increase as international market awareness of iCIMS grows, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems (including with respect to data transfer and privacy), alternative dispute systems and commercial markets.

Components of Results of Operations

Revenues

Our customers use our solutions to assist at every stage of the hiring talent journey, including attracting talented candidates, engaging and connecting top candidates, simplifying interview management, providing offers and onboarding with AI, and supporting internal mobility by making it easier for employees to find their next position.

We recognize revenues under Accounting Standard Codification, or ASC, 606, Revenues from Contracts with Customers, upon transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. See “Critical Accounting Policies—Revenue Recognition” for further details on our revenue recognition. We generate revenue from two sources that are considered separate performance obligations: (1) subscription and (2) professional services.

Subscription is comprised of subscription fees paid from customers utilizing our cloud-based solutions for a term typically ranging from two to three years, without allowing the customer to take possession of the software or transfer hosting to a third party. Subscription also includes support and maintenance, which includes when and if available software updates and technical support. We typically invoice our subscription fees annually in advance and recognize revenues ratably over the term of the applicable agreement, provided that all other revenue recognition criteria have been satisfied. We expect subscription revenues to increase over time as we expand our customer base and increase our customers’ adoption of our iCIMS Talent Cloud platform.

Professional services are mostly services related to the implementation of our cloud-based solutions. Professional services are often sold as part of new subscription contracts and are typically fulfilled by us. These services are priced on a fixed fee basis and generally invoiced in advance of the service being delivered. We recognize professional services revenues ratably over the performance period, ranging from four to seven months, which is the typical time to complete our implementation and aligns with the period the value is transferred to the customer. Over the long term, we expect professional services revenues as a percentage of total revenues will slightly decrease as the demand for our professional services is not expected to grow at the same rate as the demand for our subscription. We plan to increase our services capacity by leveraging third-party system integrators to provide implementation services to customers to support our expansion and growth strategies.

Cost of Revenues

Cost of revenues consists primarily of costs related to delivering, maintaining and supporting our cloud-based platform and delivering professional services and support. These costs include hosting and data center costs, salaries, benefits and equity-based compensation for our hosting and professional services staff, as well as general overhead and amortization of capitalized software costs. We allocate general overhead, such as applicable shared rent, depreciation and utilities, to cost of revenues based on relative headcount. The costs associated with providing professional services are recognized as such costs are incurred. Over the long term, we believe that the cost of revenues as a percentage of total revenues will decrease.

Gross Profit

Gross profit, or revenue less cost of revenue, has been and will continue to be affected by various factors, including the mix of our customers, the costs associated with supporting our cloud solution and the timing and costs associated with investments to expand our iCIMS Talent Cloud platform infrastructure. We expect our gross profit to increase in absolute dollars. We expect our gross margin to increase over time as we continue to increase our recurring revenues through the expansion of our customer base and the increase in customers’ adoption of our iCIMS Talent Cloud platform.

Operating expenses

Sales and Marketing. Sales expense consists primarily of salaries, sales incentive compensation, benefits and equity-based compensation for our sales teams. Sales incentive compensation includes amortization of deferred commissions, as well as certain payments that are not considered incremental costs of obtaining a customer contract and therefore are expensed as incurred. Marketing expense usually is expensed as incurred and consists primarily of costs associated with branding, demand generation and other advertising, as well as salaries, benefits and equity-based compensation for our marketing teams. We allocate general overhead, such as applicable shared rent, depreciation and utilities, to sales and marketing expenses based on relative headcount. We expect sales and marketing expenses to continue to increase in absolute dollars as we expand our sales personnel and marketing efforts. See the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sales and Marketing” included elsewhere in this prospectus for more information.

Research and Development. Research and development, or R&D, expense consists primarily of investigative activities the Company conducts to improve existing offerings and the development of new products and services. R&D expense consists primarily of compensation expense for R&D employees. All such costs are expensed as incurred, except for certain internal-use software costs, which may be capitalized. R&D expense also includes allocated general overhead, such as applicable shared rent, depreciation and utilities based on relative headcount. We expect R&D expense to increase in absolute dollars in the future as we intend to release new features and functionality designed to maximize the efficiency and effectiveness of the hiring process for our customers. See the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Research and Development” included elsewhere in this prospectus for more information.

General and Administrative. General and administrative expense consists primarily of personnel and related expenses for executive, legal, human resource, facilities, accounting and finance and information technology departments. In addition, general and administrative expenses include third-party professional fees, allocated overhead and other corporate expenses not allocated to other departments. We expect our general and administrative expenses to increase on an absolute dollar basis as our business grows. Also, following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations and professional services.

Amortization of intangible assets. Amortization of intangible assets relates to acquired intangible assets consisting primarily of customer relationships, non-compete agreements, developed technology and trademarks. Acquired intangible assets are carried at cost, less accumulated amortization. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 1 to 14 years. The estimated useful lives are based on the expected period of benefit of the acquired intangible.

Interest and Other (Expense) Income

Interest expense, net. Interest expense, net consists primarily of interest payments on our outstanding borrowings under our existing credit facility as well as the amortization of associated deferred financing costs. See “Liquidity and Capital Resources—Credit Facilities.”

Other (expense) income, net. Other (expense) income, net consists primarily of certain non-operating income and expenses.

Income Tax Benefit

Income tax benefit relates to U.S. federal, state, and foreign income taxes in which we conduct business. We have U.S. federal and state net operating loss, or NOL, available to offset future income tax and are subject to limitations under Section 382 of the Internal Revenue Code, or Section 382. We also have other tax credits, such as research and development tax credits, available to further offset our taxable income in the future. Our cash tax rate is significantly lower than our book tax rate primarily due to the utilization of our NOLs and other tax credits.

Results of Operations

The following table sets forth our consolidated statement of operations for the period indicated:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Change ($)	Change (%)
	(in thousands except for %)
Consolidated Statements of Operations:
Revenues	$251,283	$214,202	$37,081	17.3%
Cost of revenues(1)(2)	57,628	51,039	6,589	12.9

Gross Profit	193,655	163,163	30,492	18.7
Operating expenses:
Sales and marketing(1)(2)	69,998	70,559	(561)	(0.8)
Research and development(1)(2)	48,255	43,121	5,134	11.9
General and administrative(1)(2)	51,752	42,274	9,478	22.4
Amortization of intangible assets	49,267	46,971	2,296	4.9

Total operating expenses	219,272	202,925	16,347	8.1

Operating loss	(25,617)	(39,762)	14,145	(35.6)

Interest and other (expense) income:
Interest expense, net	(39,140)	(40,528)	1,388	(3.4)
Other (expense) income, net	(121)	61	(182)	(298.4)

Total interest and other expense, net	(39,261)	(40,467)	1,206	(3.0)

Loss before income tax benefit	(64,878)	(80,229)	15,351	(19.1)
Income tax benefit	(16,708)	(21,149)	4,441	(21.0)

Net loss	$(48,170)	$(59,080)	$10,910	(18.5)%

(1)	Includes stock-based compensation as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Change ($)	Change (%)
	(in thousands except for %)
Cost of revenues	$241	$53	$188	354.7%
Sales and marketing	922	689	233	33.8
Research and development	668	723	(55)	(7.6)
General and administrative	3,267	4,049	(782)	(19.3)

Total stock-based compensation	$5,098	$5,514	$(416)	(7.5)%

(2)	Includes depreciation expense as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Change ($)	Change (%)
	(in thousands except for %)
Cost of revenues	$1,344	$1,179	$165	14.0%
Sales and marketing	1,220	1,055	165	15.6
Research and development	1,162	926	236	25.5
General and administrative	763	573	190	33.2

Total depreciation expense	$4,489	$3,733	$756	20.2%

The following table sets forth our consolidated statements of operations expressed as a percentage of total revenue for the periods indicated:

	Year Ended December 31,
	2020	2019
Consolidated Statement of Operations
Revenues	100.0%	100.0%
Cost of revenues	22.9	23.8

Gross Profit	77.1	76.2
Operating expenses:
Sales and Marketing	27.9	32.9
Research and development	19.2	20.1
General and administrative	20.6	19.7
Amortization of intangible assets	19.6	21.9

Total operating expenses	87.3	94.7

Operating loss	(10.2)	(18.6)

Interest and other (expense) income
Interest expense, net	(15.6)	(18.9)
Other (expense) income, net	—	—

Total interest and other expense, net	(15.6)	(18.9)

Loss before income tax benefit	(25.8)	(37.5)
Income tax benefit	(6.6)	(9.9)

Net loss	(19.2)%	(27.6)%

Results of Operations for the Years Ended December 31, 2020 and 2019

Revenues

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(in thousands except for %)
Revenues	$251,283	$214,202	$37,081	17.3

Total revenues increased $37.1 million, or 17.3%, to $251.3 million in 2020 from $214.2 million in 2019. The increase in revenues was driven primarily by a 19% growth in subscription revenues in 2020 from 2019. The majority of the increase in subscription revenues was driven primarily by our strong sales to new customers. We also benefited from strong demand from existing customers who renewed at a higher contract value as compared with their prior contract and contracted for more applications under our iCIMS Talent Cloud platform. The increase in subscription revenues was partially offset by the decrease in professional services revenues of $1.7 million, which was primarily attributable to certain pass-through revenues we stopped offering at the end of 2019. Pass-through revenues represented our job posting services acquired from the acquisition of Jibe, or the Jibe Acquisition, in which we performed the service as a principal under ASC 606. Our revenues associated with the implementation of services remained flat in 2020, as compared to 2019.

Cost of Revenues

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(in thousands except for %)
Cost of revenues	$57,628	$51,039	$6,589	12.9

Total cost of revenues increased $6.6 million, or 12.9%, to $57.6 million in 2020 from $51.0 million in 2019. The increase in cost of revenues was driven primarily by higher hosting services costs and other supporting software expenses, as well as higher personnel-related costs to support our subscription business growth. The increase was also due to higher software development cost amortization as a result of new products and product enhancements launched in 2020, which was partially offset by lower pass-through expenses in connection with a service offering we stopped offering at the end of 2019. Pass-through expenses represented our job posting services acquired from the Jibe Acquisition, in which we performed the service as a principal under ASC 606.

Gross Profit

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(in thousands except for %)
Gross profit	$193,655	$163,163	$30,492	18.7

Gross profit increased $30.5 million, or 18.7%, to $193.7 million in 2020 from $163.2 million in 2019. Our gross profit margin was 77.1% in 2020, as compared to 76.2% in 2019. The increase in gross profit margin was primarily driven by the increase, as a percentage of total revenue, in subscription revenues, which has a higher gross profit margin as compared to professional services revenues.

Operating expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(in thousands except for %)
Operating expenses:
Sales and marketing	$69,998	$70,559	$(561)	(0.8)
Research and development	48,255	43,121	5,134	11.9
General and administrative	51,752	42,274	9,478	22.4
Amortization of intangible assets	49,267	46,971	2,296	4.9

Total operating expenses	$219,272	$202,925	$16,347	8.1

Sales and Marketing. Sales and marketing expenses decreased $0.6 million, or 0.8%, to $70.0 million in 2020 from $70.6 million in 2019. The decrease was driven primarily by our lower spending on demand generation programs focused on new customer acquisitions and less trade show expenses as a result of the COVID-19 pandemic, which was partially offset by higher amortization of deferred sales commission in connection with our revenue growth and certain additional marketing expenses totaling $1.8 million associated with our rebranding and our INSPIRE customer virtual conference in 2020.

Research and development. Research and development expense increased $5.1 million, or 11.9%, to $48.3 million in 2020 from $43.1 million in 2019. The increase was driven primarily by an increase in our third-party offshore research and development operations in 2020 and higher personnel-related costs primarily attributable to a $1.0 million severance expense in 2020 and a slight increase in headcount from 2019, partially offset by higher internal software capitalization resulting from the increased activities in enhancing and broadening our iCIMS Talent Cloud platform.

General and administrative. General and administrative expense increased $9.5 million, or 22.4%, to $51.8 million in 2020 from $42.3 million in 2019. The increase was driven primarily by $7.2 million of acquisition costs in 2020, as compared to $1.2 million in 2019. The increase was also due to $1.4 million of additional bad debt expense associated with customers impacted by the COVID-19 pandemic and higher personnel-related costs primarily attributable to a $1.1 million severance expense in 2020 and a slight increase in headcount from 2019.

Amortization of intangible assets. Amortization of intangible assets costs increased $2.3 million, or 4.9%, to $49.3 million in 2020 from $47.0 million in 2019. The increase was driven primarily by the full year effect in 2020 for the amortization of intangible assets associated with the Jibe Acquisition in June 2019. The increase was also due to an increase in intangible assets resulting from the acquisition of Easyrecrue in November 2020 and Altru in December 2020.

Interest and other (expense) income

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(in thousands except for %)
Interest and other (expense) income
Interest expense, net	$(39,140)	$(40,528)	$(1,388)	(3.4)
Other (expense) income, net	(121)	61	(182)	298.4

Total interest and other expense, net	$(39,261)	$(40,467)	$1,206	(3.0)

Total interest and other expense, net. Total interest and other expense, net decreased $1.2 million, or 3.0%, to $39.3 million in 2020 from $40.5 million in 2019. The decrease was driven primarily by the decrease in interest expense of $1.4 million, resulting from a decline in the Eurodollar Rate on our Term Loan Facility in 2020. The decrease in other (expense) income, net from 2019 to 2020, was driven primarily by a one-time registration fee of $0.2 million paid in connection with the Grow New Jersey tax incentive program.

Income tax benefit

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(in thousands except for %)
Income tax benefit	$(16,708)	$(21,149)	$(4,441)	(21.0)

Income tax benefit. Income tax benefit decreased $4.4 million, or 21.0%, to $(16.7) million in 2020 from $(21.1) million in 2019. The decrease was driven primarily by lower loss before income tax benefit in 2020, as compared to 2019. The effective tax rate was reduced to 25.8% in 2020 from 26.4% in 2019, primarily due to higher permanent differences and an increase in state income taxes net of federal benefit.

Key Business Metrics

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these metrics provide additional perspective and insights to our management and investors when analyzing our operating performance from period to period and evaluating trends in historical operating results. These key metrics should not be considered superior to, or a substitute for, and should be read in conjunction with, the GAAP financial information presented herein. These measures may not be comparable to similarly-titled performance indicators used by other companies.

Number of Customers. We define a customer at the end of any particular period as an entity with a contracted subscription. As of December 31, 2020, we had approximately 4,320 customers. As of December 31, 2019 we had approximately 4,280 Customers.

Enterprise Customers. Enterprise customers represent those customers that have 2,500 employees or more, or Enterprise Customers. As of December 31, 2020, we had approximately 1,400 Enterprise Customers. As of December 31, 2019, we had approximately 1,200 Enterprise Customers.

We believe that our ability to increase the number of Enterprise Customers is an indicator of our market penetration, strategic demand for our software platform, the growth of our business and our potential future business opportunities. Increasing awareness of our platform, its broad range of capabilities, and our extended sales reach have expanded our Enterprise Customer base.

Annual Recurring Revenue (ARR). Our ARR is defined as the annualized value of all subscription contracts as of the end of the period, giving effect to all contractually committed escalations. For example, given a three year contract with annual committed subscription value of $100 in year one, $101 in year two, and $102 in year three, the contribution to reported ARR from that contract would be $102. As of December 31, 2020, our ARR was $285 million, an increase of 15.6% year over year in 2020 (compared to 22.5% year over year in 2019). We use ARR as a measurement of our ability to increase subscription revenue by attracting new customers and expanding the number of applications and usage of those applications for our customers.

ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	USD millions
ARR	$205	$224	$231	$246	$254	$259	$263	$285
ARR for Enterprise Customers	$132	$150	$157	$169	$177	$181	$186	$204

Dollar-based Net Retention Rate. We calculate our dollar-based net retention rate starting with ending ARR from 1 year prior to the current reporting period and incorporating ARR changes for existing customers during the trailing twelve months.

We calculate our dollar-based net retention rate to measure our ability to retain and expand subscription revenue from our existing customers, and it is an indicator of the value our platform delivers to customers and our future business opportunities.

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Dollar-based Net Retention Rate	102%	104%	104%	104%	104%	102%	101%	99%
Dollar based Net Retention Rate for Enterprise Customers	105%	108%	108%	108%	109%	105%	104%	103%

Average ARR by Customer. We calculate ARR by customer as the total ARR divided by the number of customers at the end of a specific reporting period, or the Average ARR by customer. Average ARR by customer was $49.8 thousand as of March 31, 2019 and $65.9 thousand as of December 31, 2020. For Enterprise Customers, the Average ARR was $123.2 thousand as of March 31, 2019 and $150.1 thousand as of December 31, 2020. The decline in Average ARR for Enterprise Customers from September 30, 2020 to December 31, 2020, $162.8 thousand to $150.1 thousand respectively, was due to the acquisition of two companies during that period. Excluding these acquisitions, the Average ARR for Enterprise Customers was $170.7 thousand as of December 31, 2020.

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	USD thousands
Avg. ARR by Customer	$49.8	$53.2	$54.6	$57.5	$59.6	$62.5	$65.7	$65.9
Avg. ARR by Customer (for Enterprise Customers)	$123.2	$133.8	$136.9	$145.3	$152.5	$158.7	$162.8	$150.1

We drive growth for our business by attracting new customers and growing the spend with us over time, primarily by expanding the number of applications and usage of those applications for our customers. The chart below illustrates the ARR from our customers for different customer cohorts, where each cohort represents customers who made their first purchase in a given fiscal year. Acquired customers are reflected in the fiscal year in which the transaction closed. For example, the 2017 cohort represents customers who made their first purchase between January 1, 2017 and December 31, 2017. This cohort represented $21.1 million ARR as of December 31, 2017 and grew to $27.4 million ARR as of December 31, 2020, representing a 1.3 multiple over the period. We expect the ARR expansion of our customers to continue to reflect this trend as we continue to sell our product portfolio to existing customers and introduce new product offerings over time.

Customer Cohort Analysis

Liquidity and Capital Resources

General

As of December 31, 2020, our principal sources of liquidity were cash and cash equivalents totaling $43.9 million, which was held for working capital purposes, as well as the available balance of our Revolving Credit Facility, described further below. We define cash and cash equivalents as cash on hand, cash in banks, certificates of deposit and money market funds purchased with original maturities of 90 days or less. As of December 31, 2020, our cash and cash equivalents were principally comprised of cash in banks. During the year ended December 31, 2020, our positive cash flows from operations has enabled us to make continued investments in supporting the growth of our business. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have financed our operations primarily through cash received from operations and debt financing. We believe our existing cash and cash equivalents and cash provided by sales of our solutions and services will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. We also believe these financial resources will allow us to manage our business operations for the foreseeable future, including mitigating unexpected reductions in revenues and delays in payments from our customers. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, the continuing market acceptance of our iCIMS Talent Cloud platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

We may spend substantial time and resources prospecting for new business or responding to requests for proposals, and it may not result in revenue. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. Our sales contracts with customers are generally non-cancellable. Most of our customers pay in advance for our subscriptions, a majority of which is recorded as deferred revenue which consists of billings and payments received in advance of performance obligations and is recognized as the performance obligations are satisfied. Deferred revenue that is expected to be recognized during the subsequent 12-month period is recorded as current deferred revenue and the remaining portion as noncurrent deferred revenue. As of December 31, 2020, we had deferred revenue of $101.3 million, which is expected to be recorded as revenues in the next 12 months, provided all other revenue recognition criteria have been met.

Credit Agreement

On September 12, 2018, our indirect subsidiaries, Cersei Parent Holdings, LLC and iCIMS, Inc., and certain of their subsidiaries entered into the Credit Agreement with various lenders, providing us with the Term Loan Facility in the aggregate principal amount of $400.0 million and the ability to draw additional funds through the Revolving Credit Facility of up to $25.0 million, with a maturity date of September 12, 2024. In June 2019, we amended the Credit Agreement and increased the Term Loan Facility borrowing by an additional $65.0 million to fund the acquisition of Jibe. In November 2020, we further amended the Credit Agreement and increased the Term Loan Facility by an additional $70.0 million to fund the acquisition of Easyrecrue. The Revolving Credit Facility was undrawn at inception and through December 9, 2020 until we withdrew $25.0 million to fund the acquisition of Altru.

The principal amount of the Term Loan Facility, as amended, is payable at the maturity date. Any amounts drawn from the Revolving Credit Facility are payable at the maturity date. The interest rate for the Credit Agreement may be either (a) Alternate Base Rate, which is equal to the greatest of the Wall Street Journal Prime Rate, the Federal Funds Rate in effect on such day plus 0.5%, or one month adjusted LIBO rate plus 1.0%, and plus an applicable margin of 5.50%; (b) Eurodollar Rate, which is equal to the adjusted LIBO rate plus an applicable margin of 6.50%. In addition, any undrawn Revolving Credit Facility is subject to a quarterly unused fee at an annual rate of 0.5% of the average undrawn balance. If we can satisfy the total leverage ratio at certain levels as specified in the Credit Agreement beginning from December 31, 2021 (or prior to such date if elected by us in writing), the applicable margin and the unused fee rate thereafter can be reduced to as much as 4.0% for Alternate Base Rate or 5.0% for Eurodollar Rate, and 0.375%, respectively.

The Credit Agreement contains customary representations and warranties, events of default and affirmative and negative covenants, including reporting covenants requiring certain monthly, quarterly and annual financial information, and restrictions on the incurrence of additional indebtedness, the payment of dividends, sale of assets, and entering into any merger or acquisition. As of December 31, 2020 and 2019, the Company was in compliance with all covenants, and we expect to remain in compliance with all covenants during the twelve months from the issuance date. See “Description of Certain Indebtedness.”

In connection with the initial Term Loan Facility borrowing in September 2018 and subsequent additional Term Loan Facility borrowings from the Credit Agreement, we incurred deferred financing costs, of which a total of $11.2 million was related to the debt discount and a total of $0.7 million was related to debt issuance costs. Except for the $0.2 million of debt issuance costs incurred from the subsequent additional Term Loan Facility borrowings in June 2019 and November 2020, the deferred financing costs related to the Term Loan Facility were included in long-term debt on our consolidated balance sheet and are amortized into interest expense over the contractual term of the borrowings on a straight-line basis. We expensed such debt issuance costs of $0.2 million on our statements of operations for the year ended December 31, 2020 as the related additional Term Loan Facility borrowings in June 2019 and November 2020 were considered debt modifications in accordance with ASC 470-50, Modifications and Extinguishment.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2020 and December 31, 2019.

	Year Ended December 31,
	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$23,087	$(7,645)
Net cash used in investing activities	(105,611)	(73,119)
Net cash provided by financing activities	91,552	65,280

Net increase (decrease) in cash, cash equivalents and restricted cash	9,028	(15,484)
Effect of exchange rates on cash, cash equivalents and restricted cash	281	(5)
Cash, cash equivalents and restricted cash—beginning of period	41,949	57,438

Cash, cash equivalents and restricted cash—end of period	$51,258	$41,949

Operating Activities

Net cash provided by operating activities during 2020 was $23.1 million, reflecting our net loss of $48.2 million, non-cash adjustments of $55.8 million and changes in working capital of $15.5 million. Non-cash adjustments primarily consisted of depreciation and amortization of $56.5 million, equity-based compensation of $5.1 million, amortization of deferred financing costs of $1.8 million, bad debt expense of $1.5 million and deferred sales commissions expense of $6.4 million, partially offset by deferred income taxes of $15.9 million. The change in working capital included an increase in deferred revenue of $17.6 million and accrued expenses and other liabilities of $5.5 million, partially offset by decline in accrued payroll and other compensation of $6.7 million. The increase in deferred revenue was primarily driven by higher billing activities as a result of our growth in sales and more customers switching from quarterly to annual invoicing terms. The increase in accrued expenses and other liabilities was primarily related to our increase in accrued interest as a result of electing the quarterly interest payment schedules, as compared with previously paying monthly. The decline in accrued payroll and other compensation was primarily due to the timing of our annual bonus and sales incentive compensation payments.

Net cash used in operating activities during 2019 was $7.6 million, reflecting our net loss of $59.1 million, non-cash adjustments of $47.7 million and changes in working capital of $3.8 million. The change in working capital included an increase in deferred revenue of $31.2 million, partially offset by an increase in accounts receivable of $20.0 million, and a decrease in accrued payroll and other compensation of $7.0 million and lease exit liability of $5.4 million. The fluctuation within accounts receivable and deferred revenue was primarily due to our change in billing practice to move up the billing schedule by 30 days in December 2019. The decline in accrued payroll and other compensation was primarily due to the timing of our annual bonus and sales incentive compensation payments. The decrease in lease exit liability was primarily due to $3.7 million of cash settlement associated with the early lease termination for our former corporate headquarters in 2019.

Investing Activities

Net cash used in investing activities during 2020 was $105.6 million, which was related to $98.1 million of cash consideration paid for the acquisition of Opening HR Ltd, or Opening HR, Easyrecrue and Altru, $5.6 million of software development capitalization costs and $1.9 million of purchases of property and equipment.

Net cash used in investing activities during 2019 was $73.1 million, which was related to $57.3 million of cash consideration paid for the acquisition of Jibe, $10.4 million of purchases of property and equipment and $5.4 million of software development capitalization costs.

Financing Activities

Net cash provided by financing activities during 2020 was $91.5 million, which was primarily related to $93.6 million of incremental term loan borrowings under our Term Loan Facility, net of original issue discount, and incremental borrowings from our Revolving Credit Facility, and $5.0 million in proceeds from unit option exercises, partially offset by a $2.3 million cash settlement of unit options, $3.5 million associated with net unit settlement for option exercises and $1.3 million relating to the acquisition of treasury units.

Net cash provided by financing activities during 2019 was $65.3 million, which was primarily related to $63.7 million of net incremental term loan borrowings under our Term Loan Facility, net of original issue discount, and $1.6 million of proceeds from unit option exercises.

Contractual Obligations and Commitments

As of December 31, 2020, our principal commitments consist of repayments of long-term debt and obligations under operating leases for office space. The following table of our material contractual obligations as of December 31, 2020 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated (in thousands):

	Payments Due by Period
	Total	1 year or less	2-3 years	4-5 years	More than 5 years
Contractual obligations:
Operating lease obligations	$112,347	$11,035	$20,439	$17,045	$63,828
Term Loan Facility—principal	535,000	—	—	535,000	—
Term Loan Facility—interest(1)	148,797	40,125	80,250	28,422	—
Revolving Credit Facility—principal	25,000	—	—	25,000	—
Revolving Credit Facility—interest(1)	6,953	1,875	3,750	1,328	—

Total	$828,097	$53,035	$104,439	$606,795	$63,828

(1)

Interest payments that relate to the Term Loan Facility and Revolving Credit Facility are calculated and estimated for the periods presented based on the expected principal balance for each period and the contract interest rate at December 31, 2020 of 7.50%, given that our debt is at floating interest rates. Excluded from these payments is the amortization of deferred financing costs related to our indebtedness.

Impact of Inflation

While inflation may impact our net revenues and costs of revenues, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, in connection with the completion of this offering we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow of limited purposes. Other than our operating leases primarily relating to office space, we do not engage in off-balance sheet financing arrangements.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2—Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue Recognition

We derive our revenues from two sources which are each considered separate performance obligations: (1) subscription, which is comprised of subscription fees from customers utilizing our cloud-based solutions for a term typically ranging from two to three years; and (2) professional services, mostly related to the implementation of our cloud-based solutions.

We recognize revenues from contracts with customers based on the following five steps in accordance with ASC 606, Revenues from Contracts with Customers:

1.	Identification of the contract, or contracts, with a customer

2.	Identification of all performance obligations in the contract

3.	Determination of the transaction price

4.	Allocation of the transaction price to the performance obligations in the contract

5.	Recognition of revenue as the Company satisfies a performance obligation

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require certain judgments. When our contracts with customers contain multiple performance obligations, the contract transaction price is allocated to each performance obligation based on the standalone selling price, or SSP. The determination of SSP requires us to make certain estimates and judgments, and use the information that may include the nature and complexity of the performance obligations; the geography, market conditions and competitive landscape for the sale. We update our estimates of SSP on an ongoing basis through internal periodic reviews and as events or circumstances may require.

Equity Based Compensation

We follow ASC 718, Compensation-Stock Compensation, to account for our equity based compensation. ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. We generally grant our unit option awards in a combination of service-based and performance-based. We measure the fair value of our service-based unit options on the date of grant using the Black-Scholes pricing model which requires the use of several estimates, including the volatility of our unit price, the expected life of the option, risk free interest rates and expected dividend yield. The use of different assumptions in the Black-Scholes pricing model would result in different amounts of equity based compensation expense. Furthermore, if different assumptions are used in future periods, our equity based compensation expense could be materially impacted in the future.

Prior to the completion of this offering, we were not a publicly traded company and had only limited historical information on the price of our unit as well as employees’ unit option exercise behavior. As a result, we could not rely on historical experience alone to develop assumptions for our unit price volatility. As such, our unit price volatility was estimated with reference to a peer group of companies. Subsequent to the completion of this offering, we will transition to utilize the closing price of our publicly-traded stock to determine our volatility. We determined the expected life of our unit options using the simplified method described in the SEC Staff Accounting Bulletin Topic 14, Share-Based Payment, which defines the expected life as the average of the contractual term and the vesting period. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the unit option award was granted with a maturity equal to the expected term of the unit option award. We have not and do not expect to pay dividends on our common units. See Note 11 to our consolidated financial statements: “Equity Based Compensation” appearing elsewhere in this prospectus, for further information on equity based compensation.

Common Unit Valuations

The fair value of our common unit underlying unit options has historically been determined by our Board, with input from management and contemporaneous third-party valuations, as there was no public market for our common unit. We believe that our Board has the relevant experience and expertise to determine the fair value of our common unit. Given the absence of a public trading market of our common unit, and in accordance with the

American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common unit at each option grant date. These factors included:

•	the prices of common unit sold to third party investors by us and in secondary transactions;

•	our actual operating and financial performance;

•	likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a merger or acquisition given prevailing market conditions;

•	the market performance of comparable publicly traded companies;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our history and the introduction of new services;

•	our stage of development; and

•	the U.S. and global capital market conditions.

In valuing our common unit, our Board determined the value using both the income and the market approach valuation methods. The income approach estimates value based on the expected future cash flows that our company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted average cost of capital, or WACC. To derive our WACC, a cost of equity was developed using the Capital Asset Pricing Model and comparable company betas, and a cost of debt was determined based on our estimated cost of borrowing. The costs of debt and equity were then weighted based on our actual capital structure. The market approach estimates value based on a comparison of our company to comparable publicly traded companies in a similar line of business and to acquisitions in the market. From the comparable companies, a representative market multiple is determined and subsequently applied to our historical and forecasted financial results to estimate our enterprise value. From the acquisitions analysis, a representative market multiple is determined and subsequently applied to our historical financial results to estimate our enterprise value.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships among those assumptions could have a material impact on the valuation of our common stock as of each valuation date.

For valuations after the completion of this offering, our Board will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Income Taxes

Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances. The realization of our deferred tax assets is dependent on generating future taxable income and the reversal of existing temporary differences. Changes in tax laws and assumptions with respect to future taxable income could result in adjustment to these allowances. As of December 31, 2020, we maintained a valuation allowance of approximately $5.7 million against certain deferred tax assets related to both domestic and foreign net operating loss carryforwards, and state R&D credit carryovers as its future utilization remained uncertain.

In addition, we recognize a tax benefit for uncertain tax positions only if we believe it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. We evaluate uncertain tax positions after the consideration of all available information.

Business Combinations

We account for business combinations using the acquisition method of accounting. The acquisition method of accounting requires that the purchase price, including the fair value of contingent consideration, of the acquisition be allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

The purchase price allocation process requires the use of significant estimates and assumptions, including fair value estimates, as of the business combination date, including:

•	estimated fair values of intangible and tangible assets and assumed liabilities;

•	estimated fair values of legal performance commitments to customers assumed from the acquire under existing contractual obligations (classified as deferred revenue); and

•	estimated income tax assets and liabilities assumed from the acquiree.

We typically engage third-party valuation appraisal firms to assist us in determining the fair values and useful lives of the assets acquired. We use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, our estimates and assumptions are inherently uncertain and subject to refinement. These estimates and assumptions are based on historical experience and information obtained from management of the acquired companies.

Goodwill and Intangibles

Goodwill is tested for impairment annually on October 1 of each year, or more frequently if events or changes in circumstances indicate that the impairment may have occurred. In accordance with ASC 350-20, Goodwill and Other Intangible Assets, we may perform a qualitative assessment (step zero) to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that this is the case, we will compare the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any, with the loss not exceeding the total amount of goodwill allocated to that reporting unit. We have one reporting unit. The determination of whether or not goodwill has become impaired involves a significant level of judgement in our qualitative assessment process. Changes in our strategy or market conditions could significantly impact these judgements and require an adjustment to our goodwill in the future.

Our intangible assets include customer relationships, developed technology, trademarks and non-compete agreements acquired in our previous acquisitions, have definite lives, and are amortized over a period ranging from one to fourteen years on a straight-line basis. Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, we consider the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair market value of the asset is recognized. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any potential impairment. Changes in estimates of future cash flows could result in an adjustment to our intangible assets in the future.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2 to our consolidated financial statements: “Summary of Significant Accounting Policies—Recently Issued Accounting Standards” appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

We have two separate exposures to currency fluctuation risks: subsidiaries outside the United States which use a foreign currency as their functional currency and are translated into U.S. dollars for consolidation, and non-U.S. dollar invoiced revenues.

Changes in foreign exchange rates for our subsidiaries that use a foreign currency as their functional currency are translated into U.S. dollars and result in cumulative translation adjustments, which are included in accumulated other comprehensive income (loss). We have translation exposure to various foreign currencies, including Euro and British Pound Sterling. The potential translation loss estimated for 2020 resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $0.2 million.

We generally invoice our customers in U.S. dollars. However, we invoice a small portion of customers in foreign currencies, the majority of which is denominated in Euro, British Pound Sterling, and Canadian dollar. As such, the fluctuations in such currencies could impact our operating results. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments.

Interest Rate Risk

Our primary market risk exposure is changing Eurodollar-based interest rates. Interest rate risk is highly sensitive due to many factors, including EU and U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. The interest rate for the Credit Agreement may be either (a) Alternate Base Rate, which is equal to the greatest of the Wall Street Journal Prime Rate, the Federal Funds Rate in effect on such day plus 0.5%, or one month adjusted LIBO rate plus 1.0%, and plus an applicable margin of 5.50%; (b) Eurodollar Rate, which is equal to the adjusted LIBO rate plus an applicable margin of 6.50%. In addition, any undrawn Revolving Credit Facility is subject to a quarterly unused fee at an annual rate of 0.5% of the average undrawn balance. If the Company can satisfy the total leverage ratio at certain levels as specified in the Credit Agreement beginning from December 31, 2021, the applicable margin and the unused fee rate thereafter can be reduced to as much as 4.0% for Alternate Base Rate or 5.0% for Eurodollar Rate, and 0.375%, respectively.

At December 31, 2020, we had total outstanding debt of $535.0 million under our Term Loan Facility and $25.0 million drawn under our Revolving Credit Facility. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $5.6 million.

BUSINESS

Our purpose is to deliver the world’s leading Talent Cloud to empower organizations everywhere to hire the best talent and build their winning workforce.

Overview

We believe that the right talent, on the right team, transforms businesses, communities, and the world. Talent enables organizations to out-innovate competition, provide customer experiences that create brand ambassadors, and serve their local and global communities. We believe Talent Powers TransformationTM.

No asset matters more to a business than its people. We believe an integrated end-to-end software solution to attract talent, engage candidates, hire employees, and advance careers is more critical now than ever before. The iCIMS Talent Cloud enables the world’s best brands to build the pipeline that matters the most—their talent pipeline—and innovate, differentiate, and succeed through their talent.

The accelerating pace of digital transformation and the increasing importance of talent as an essential driver of business performance, have caused businesses and organizations everywhere to not only rethink their approaches to finding, developing, and retaining talent, but to also rethink their very definition of a workforce.

We recognize the transformational power that funnel-based software technologies have had in areas such as Sales and Marketing, and believe that the same level of impact has been brought to talent with the iCIMS Talent Cloud.

As an established leader in talent acquisition software, iCIMS is at the forefront of an innovative breed of talent platform for the new, global talent economy. The iCIMS Talent Cloud is a talent-focused software platform for growth, designed to empower organizations everywhere to build their talent pipeline and winning workforce.

We drive talent transformation at scale for many of the world’s leading companies and brands, including over 25% of the Fortune 500 companies in 2020. During 2020, our customers managed approximately 64 million applicants and made more than 3.8 million hires through the iCIMS Talent Cloud. We have developed our software platform to be flexible and scalable to address a diverse range of customer needs across industries and geographies. We support approximately 4,320 customers in over 200 countries and territories, including leading enterprises such as                 , and                 .

Since our inception, we have focused on building iCIMS with a combination of strong growth and profitability. Our annual recurring revenue, or ARR, was $285 million for the year ended December 31, 2020 as compared to $246 million for the year ended December 31, 2019, representing a 16% year-over-year growth rate. See “—Key Business Metrics” for a description and limitations of ARR. We generated a net loss from operations of ($25.6) million in 2020 and ($39.8) million in 2019. We generated Adjusted EBITDA of $47.7 million in 2020 and $21.3 million in 2019, representing a 2.2x increase during this period. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of Adjusted EBITDA and a reconciliation to its most directly comparable GAAP financial measure.

Why It Matters

The acceleration of the talent economy, which recognizes talent is no longer a mere business expense, but an asset to be invested in and measured, has forever changed the way businesses compete and the way they view talent. The ultimate differentiator between competitors is their talent.

We believe that winning in the talent economy means organizations must find, acquire, develop, and retain diverse, digitally skilled, mission-driven talent at scale. This means businesses must now cultivate relationships with candidates and talent for employment the same way they have worked for decades to cultivate relationships with their prospects and customers. For businesses, this means consistently attracting, engaging, hiring, and advancing the absolute best people, over and over again, thousands of times per year. However, it has never been more challenging to do this, and the vast majority of organizations are ill-prepared.

COVID-19 accelerated the talent transformation, forcing organizations to reimagine the way they attract, engage, hire, and advance talent, and increasing the need for workforce agility. This has exposed outdated human resources (HR) technology that was never designed for the talent economy.

For example, according to Korn Ferry, a global skills shortage is forecasted to leave a gap of more than 85 million unfilled jobs and nearly $8.5 trillion in unrealized revenue by 2030.7 Data from the Future of Jobs Survey from the World Economic Forum, suggests that on average 15% of a company’s workforce is at risk of disruption on the horizon up to 2025, and on average 6% of workers are expected to be fully displaced.8 Businesses also continue to rebalance machines, AI and human talent at work—across full-time, gig, and contingent hiring—further punctuating the need to re-skill talent for new opportunities. Businesses are also increasingly identifying diversity, equity and inclusion as an organizational imperative. While business leaders and HR organizations are rethinking their approaches, yesterday’s tools are not equipped to keep up. The traditional HR tools of yesterday were built as rigid tools for administration. Today, there is nothing traditional about how organizations need to attract, engage, hire and advance talent.

These outdated HR tools were not designed for the market and organizational dynamics of the talent economy, which requires more adaptive, intelligent, and talent-centric experiences for how organizations build their winning workforce. Organizations that fail to address these risks and transform their relationship with talent will struggle to win in a post-COVID digital world.

iCIMS is answering the call with a new breed of platform—delivering the innovation that drives critical talent transformation that is key to winning in the talent economy. The iCIMS Talent Cloud is a market-leading, mission-critical software platform that is designed to transform how organizations attract, engage, hire, and advance talent, helping such organizations build their winning workforce in the talent economy.

[7]	Korn Ferry’s Global Talent Crunch.
[8]	World Economic Forum, The Future of Jobs Report 2020.

Unlike yesterday’s recruiting tools, we believe that iCIMS Talent Cloud is a future-fit software platform of growth for our customers, focused on interactions between talent and organizational hiring teams. We think that legacy, rigid “one size fits all” approaches will be exchanged for dynamic, “consumer-level” experiences, which we define as personalized, and delivered how and where candidates, hiring managers, and recruiters require.

Industry Trends That Accelerate Our Opportunity

CEOs know that having the right talent is mission critical

Hiring and retaining the best talent is a top priority for every company. CEOs of the largest organizations agree on the importance of building the best teams and its direct correlation with driving successful results for their companies. Companies understand that talent is not a “resource,” but rather a key competitive advantage. Companies of all sizes and across every industry are in continuous search for top talent and face increasing challenges and complexities for attracting, engaging, hiring, and advancing talent.

Hiring at scale is very complex

Organizations need to hire different types of talent (e.g., full-time, part-time, contingent, seasonal), with a wide range of skills, and across multiple geographies. They need to do this in a way that is engaging, automated, scalable, and effective to meet their business needs. However, we believe many organizations today are navigating this complex environment with outdated, cumbersome, and unintegrated tech stacks that distract recruiters and hiring managers from their most important priority—building their winning teams.

Market forces are accelerating talent transformation

Changing workforce demographics, a widening global skills shortage, increased importance of diversity and inclusion, and the ability to hire and work from anywhere have further accentuated the challenges of building winning teams. Furthermore, the COVID-19 pandemic accelerated the talent transformation and need for workforce agility, exposing outdated HR technology. We believe an integrated end-to-end software solution to attract talent, engage candidates, hire employees, and advance careers is more critical now than ever before.

Today’s candidates, HR teams, and hiring managers expect consumer-level experiences

According to the U.S. Bureau of Labor Statistics, by 2025, more than half of the US workforce will be comprised of Gen Z and Millennials.9 These are digital-native generations that grew up with technology and are accustomed to establishing personal and professional relationships through social media and using online reviews to choose the brands they consume or the companies they want to join. We believe legacy recruiting approaches based on paper job descriptions and written resumes are quickly fading away. Recruiting processes that engage candidates with static and stale communications, require manual and repetitive tasks, and rely on rigid systems and disparate tech stacks are therefore insufficient. Today’s candidates need to be engaged through digital channels, with consumer-level experiences, and in a personalized way that builds authentic relationships. Recruiters need integrated solutions that deliver engaging experiences and reduce manual and redundant tasks, enabling them to focus on building winning workforces.

Traditional talent solutions are outdated

Legacy talent solutions were built for a world where paper job descriptions and resumes were the main tools used to hire candidates. As enterprises have undergone digital transformations, the tools required to build a winning workforce have transformed as well, leaving traditional talent solutions largely obsolete. We believe that traditional talent solutions are characterized by the following key limitations:

•	Lack of breadth. Traditional solutions include homegrown or point solutions that are siloed, antiquated, and narrow in scope. As these solutions are unable to address the comprehensive

[9]	U.S. Bureau of Labor Statistics.

end-to-end talent needs of an organization alone, multiple tools are used in concert, but lack of integration, interoperability, and uniformity across the multiple systems leads to systemic failures, decreased efficiency and increased costs.

•	Inability to scale. Traditional solutions were not built for large enterprises and fail to scale across multiple geographies, divisions, or use cases.

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Lack of talent intelligence. Traditional solutions lack the intelligence to identify potential, and fail at relating similar, but not exact, skills or experiences to relevant jobs. This can be the difference between identifying the perfect candidates and letting them fall through the cracks, contributing to the growing talent gap.

•	Inequitable. Traditional solutions rely heavily on human reviews and evaluations that are likely to result in bias, impeding organizations’ strides towards diversity and inclusion.

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Poor user experience. Traditional solutions were not designed to be consumer-focused. These solutions were built with a “systems of record” mentality, which is exhibited through antiquated user interfaces and leads to inadequate user experiences for both candidates and the companies hiring them.

Organizations need a new breed of talent platform for the new, global talent economy

Organizations are looking for next-generation talent software solutions that enable them to overcome the complexities of hiring at scale in the current world. These organizations understand that talent is the key driver of business success. Therefore, having the right talent software is a top-line driver, not a back-office expense. While HCM software is designed for back-office administrative processing, it is not driving top-line for a company, unlike best-of-breed talent software that enables organizations to build their winning workforces. This is why organizations need an end-to-end integrated software platform with forward-looking solutions focused on hiring the best talent to outperform the competition. Best-of-breed systems have focused not only on engaging and attracting the best talent, but also on automating sourcing, scheduling, and assessment, which provides buyers with a highly configurable and modern talent platform for hiring at scale. According to IDC, while organizations across the globe came to a standstill during early 2020 due to the COVID-19 pandemic, talent acquisition came into the spotlight and transformed from a back-office function to a strategic partner overnight. Based on IDC estimates, best-of-breed talent acquisition software will grow at twice the rate of HCM talent acquisition suite software from 2019-2024.10

Market Opportunity

We believe that the criticality of having the right talent and market forces set the stage for sustainable growth in our space. The market for talent-focused solutions that solve hiring needs at-scale is large and growing, creating a significant growth opportunity for iCIMS. Based on the current market, opportunity is and expected to grow at a                  % per year for the next                  years.

The iCIMS Talent Cloud

iCIMS has been recognized as an established leader in talent acquisition software and has led the market in transforming the ways in which companies build their winning workforce. Our value is simple: we make hiring at scale possible to enable talent driven transformation for our customers. As of December 31, 2020, we had approximately 4,320 customers and approximately 2.4 million recruiters and team leaders worldwide, which in 2020 utilized the iCIMS Talent Cloud to process approximately 120 million applications to build their most important pipeline, the talent pipeline.

[10]	IDC, Worldwide Talent Acquisition Technologies and Services Forecast, 2020–2024.

The iCIMS Talent Cloud is a system of engagement designed to replace yesterday’s systems of administration with a future-fit software platform for growth that is designed to allow companies of all sizes and industries to quickly and easily build winning teams that drive business results. We think that legacy, rigid “one size fits all” approaches will be exchanged for dynamic, “consumer-level” experiences, personalized, and delivered how and where candidates, hiring managers, and recruiters require.

Core pillars of the iCIMS Talent Cloud

We empower companies to build their winning workforce with the iCIMS Talent Cloud. The iCIMS Talent Cloud is a mission-critical software system that consists of a portfolio of applications, platforms and ecosystems built around candidate data, and is designed to enable companies to effectively attract, engage, hire and advance talent at scale. The core pillars of the iCIMS Talent Cloud are:

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Applications: Full portfolio of business applications for recruiters and hiring managers to attract, engage, hire, and advance the best talent by enabling them to build and manage a diverse talent pipeline using and delivering personalized, consumer-level experiences.

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Platform: An open platform, with an extensible application programming interface (API), that unites talent data into dynamic candidate data profiles, creates seamless workflows across the iCIMS Talent Cloud and third-party software, and leverages our AI-capabilities and analytics across the entire set of talent data.

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Ecosystem: iCIMS has built an ecosystem of third-party products and service providers that build applications that integrate with our platform and offer consulting and other professional services to our customers. The ecosystem’s products and services are categorized by type of solution and are available to our customers in our online marketplace. More than 900 different third-party products have been integrated with the iCIMS Talent Cloud, and approximately 300 of these are listed in our marketplace.

At the center of the iCIMS Talent Cloud is the individual candidate. Underpinning the iCIMS Talent Cloud is a deep candidate data layer that aggregates talent information from across the iCIMS Talent Cloud and customers’ multiple talent systems into a single individual profile with enriched data around skills, competencies, and potential—candidate data profiles. These candidate data profiles enable our customers to transform the candidate, hiring manager and recruiter experiences, while also enabling HR teams to make informed, insightful, and better decisions around talent.

We recognize that talent is the core differentiator in successful businesses. Our end-to-end software platform uniquely helps companies of all sizes and across all industries address the challenge of building their winning workforce in the following ways:

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Better business performance: Enable organizations to hire at scale and fill open positions with the best talent, which is mission-critical for organizations and can represent the difference between business success or failure. For example, there has been a national nursing shortage in the U.S. which has only been exacerbated by the pandemic.[11] Our seamless links to social media sites give healthcare companies the ability to expand talent pools. This led to improvements in the ease of staffing shifts and more attentive patient care according to a healthcare interviewee in a 2020 commissioned Total Economic Impact™ (TEI) study of iCIMS conducted by Forrester Consulting.[12]

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Holistic talent experience: We have sought to simplify and accelerate the process of sourcing talent for all users of our platform. For recruiters, our user interface is simple, intuitive, and streamlined to expedite even the most challenging aspects of the role. For candidates, our dynamic career sites display relevant content and remove the friction from legacy application processes. For developers, our robust API framework enables third-party applications and services to be quickly integrated with our platform.

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Flexible configuration: Our customers can configure our platform to meet the diverse needs of their business. Finding and attracting the right talent means employing different strategies for different types of talent (e.g., full-time, part-time, contingent, seasonal), with a wide range of skills, and geographies, including 15 languages for the recruiter experience and more than 30 languages for the candidate experience. The iCIMS Talent Cloud provides all the tools to implement advanced workflows, role-based dashboards and complex logic under a single code base.

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Integrated and embedded across the talent ecosystem: More than 900 different third-party products have been integrated with the iCIMS Talent Cloud and approximately 300 of these are listed in our marketplace, enabling our customers to always pick the best tools for the job through our platform. The ecosystem’s products and services are categorized by type of solution and are available to our customers in our online marketplace. Additionally, using our APIs, iCIMS can integrate with other commonly adopted business applications, like Microsoft Teams, to manage candidate feedback and communications from the systems in which our customers already conduct business. Behind the scenes, data from a wide range of sources dynamically hydrates the candidate data profiles, offering valuable insights into talent that recruiters otherwise may never know they have.

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Simple to use: Designed from the ground up to deliver a consumer-level experience, the iCIMS Talent Cloud is designed to enable businesses to attract, engage, hire and advance talent. The integrated applications on our platform have a common user interface, accessed through a single login and set on-top of a single database of candidate information. This provides a complete view of all candidate interactions, giving our software platform substantial power.

We believe the right talent on the right team transforms businesses for the better. Attracting the best talent to work for your company is a front office responsibility and is the most important pipeline your company can build. The iCIMS Talent Cloud drives the following benefits to help hire the best people:

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Expanded talent pipeline: By replacing generic bolt-on human resources information systems (HRIS) with an end-to-end software platform designed with talent acquisition in mind, recruiters have experienced direct efficiency gains. Examples include reduced time calendaring interviews, elimination of manual data entry, and a streamlined process for obtaining hiring manager feedback. According to a

[11]	A commissioned study conducted by Forrester Consulting, Total Economic Impact™ of the iCIMS Talent Cloud, September 2020.
[12]	A commissioned study conducted by Forrester Consulting, Total Economic Impact™ of the iCIMS Talent Cloud, September 2020.

2020 commissioned TEI study conducted by Forrester Consulting, iCIMS was able to increase the talent pipeline at businesses by 15%, expanding the quality and diversity of candidates that they may not have otherwise had exposure to.[13]

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Superior candidate experience: Companies that use the iCIMS Talent Cloud deliver a simpler, faster and better experience for their own employees and the candidates that interface with them. By delivering a consumer-level experience, candidates can manage the recruitment process with minimal clicks, removing the friction from the legacy way of applying for a job.

Why We Win

We believe that our market leadership position is based on the following key strengths:

Leading end-to-end software platform

We have designed and built a world-class, end-to-end software platform designed to transform how businesses attract, engage, hire and advance talent at scale. We believe our customers choose our platform over others because of its powerful, integrated and easy-to-use applications. Independent customer reviews and ratings of our platform compared to other talent acquisition applications show that we have higher customer satisfaction. Acadian Advisory14 (an independent research and consulting firm) ranked iCIMS first in recruiting technology market share as companies continue to switch from technology conglomerates—led by Oracle, IBM and SAP—to dedicated talent providers, dominated by iCIMS.

Relentless focus on the talent experience

We designed the iCIMS Talent Cloud with user experiences for candidates, recruiters and hiring managers in mind. The best companies are hyper-conscious of how their brand is perceived and this is especially true when trying to attract the right talent to work for them. Candidates now live in a world where they have greater freedom to work from anywhere, which is accelerating their professional mobility and desire to work for companies with strong brand reputation and perception.

Brand recognition and reputation

iCIMS has enabled tens of millions of people to find their next job since we began in 2000. We believe we our products deliver a more positive candidate experience than our competitors, which strengthens our brand perception with candidates. Our dedicated talent solutions provide a system of engagement that stands out from legacy HCM platforms that are merely systems of administration for talent. We also have an iCIMS community of more than 25,000 talent innovators that we believe help tell our brand story and increase our brand recognition. iCIMS has been recognized as a Talent Acquisition vendor in industry reports including the 2020 Gartner Market Guide for Talent Acquisition Applications.15 Also, iCIMS has won numerous awards and has been named a leader on multiple occasions, including IDC’s Marketscape on Talent Acquisition report.16

Innovation leader

iCIMS has been recognized as an established leader in talent acquisition software and has led the market in transforming the ways in which companies build their winning workforce. In 2020 alone, we launched four new

[13]	A commissioned study conducted by Forrester Consulting, Total Economic Impact™ of the iCIMS Talent Cloud, September 2020.
[14]	Acadian Advisory, 2019 Recruiting Technology Market Overview.
[15]	Gartner Research.
[16]	IDC Marketscape—Worldwide Modern Talent Acquisition Suites for Large Enterprises, 2020 Vendor Assessment.

solutions, each focused on helping our customers stay ahead of the game as digital transformation accelerated in the wake of the pandemic. The launch of our AI platform enables recruiters to instantaneously sort through thousands of resumes to find the best fits and eliminate bias in the process. Our new video interviewing and video studio products allow our customers to retain that human element in recruiting when we cannot be face to face in an office setting. Lastly our integration with Microsoft Teams enables our users to submit feedback in the business applications they are already using. To keep pace with the speed of innovation in our industry, we also rely on our extensive partner network to fill any gaps we do not address directly.

Robust partnerships and ecosystem

We have built a large and growing ecosystem around our platform and company, with approximately 700 partners globally, including integrated software vendors, marketing agencies, and consultants among others. We have built what we believe is the largest engaged audience in our industry, which now comprises more than two million active professionals that use the iCIMS Talent Cloud to build winning workforces for their organizations. Over 900 third-party products have been integrated with our platform, and approximately 300 of these are listed in our marketplace. Our annual INSPIRE conference attracted approximately 4,500 registered attendees in 2020. As our engaged audience grows, more agencies partner with us, more third-party developers integrate their applications with our platform, and more professionals refer their friends, all of which drive more businesses to adopt our platform.

Secure, scalable and extensible

Being entrusted with people’s career choices is something we take very seriously. We are committed to the security and compliance of customers’ and individuals’ data, leveraging strong encryption methods for data at rest and in transit. Because finding the best talent is a process that never stops, we also offer 99.9% or greater contractual availability to our customers on a full cloud-hosted platform offering the latest in cloud native technologies. A single multi-tenant code base with microservices architecture ensures scalability of our solutions for all of our customers.

Industry agnostic and relevant for every business

Talent enables businesses to out-innovate the competition and achieve market leadership in any industry. As such, our platform is designed to serve any industry, with expertise including but not limited to healthcare and life sciences, financial services, technology, business services, retail, transportation and manufacturing. Customers that recognize the value of talent to their business overwhelmingly choose iCIMS, including over 25% of the Fortune 500 companies in 2020. In addition, our iCIMS Talent Cloud integrates with a significant number of third-party applications and its value and functionality is not dependent on any one particular vendor or integration.

Our Strategy for Growth

We intend to drive the growth of our business by executing on the following strategies:

Drive new customer acquisition

Despite our success to date, we believe the market for dedicated talent acquisition software platforms remains largely underpenetrated. As a result, there is a vast opportunity to take our core capabilities to many more enterprise and commercial businesses around the world. We estimate that our total customer base of more than approximately 4,320 customers represents less than 10% of the estimated enterprise and commercial businesses worldwide located in our current core target market.17

[17]	Based on the number of businesses with more than 500 employees as estimated by the United States Census Bureau for the U.S. market & CapIQ for businesses outside the U.S.

Focus on large customers

Our go-to-market model is primarily based on the following types of customers: enterprises (companies with 2,500 employees or more) and commercial businesses (companies with up to 2,499 employees). Our focus on landing primarily enterprise customers that pay greater than $100,000 in ARR has been a key driver to our success, growing at 32% compounded annual growth rate from 2017 to 2020, representing approximately 65% of total ARR as of December 31, 2020. Furthermore, the compounded annual growth rate from 2017 to 2020 for customers that pay more than $250,000, $500,000, and $1 million was 44%, 57%, and 70%, respectively. We believe that large companies have a greater need for dedicated talent tools given their increased complexity and challenges of hiring at scale to grow their business. Customers in this cohort have displayed the ability to purchase additional products and stickiness with our platform.

Deliver product innovation

Businesses are increasingly realizing the value of having an end-to-end integrated talent acquisition and service platform. We believe we are well positioned to capitalize on this opportunity by introducing new products and applications to extend the functionality of our software platform. Insights from our growing customer base provide for a rich roadmap of product expansion. These innovations in turn lead to a greater value proposition for our customers and increased adoption of our iCIMS Talent Cloud platform.

Capitalize on significant cross-sell opportunity

A company’s first exposure to iCIMS is often through our applicant tracking system to manage the hiring process. Once a company begins to realize the benefits of our platform, we often have an opportunity to expand into other use cases—going beyond hiring into employer branding, employee on-boarding, candidate relationship management, and other applications—thereby expanding our reach and stickiness with a customer. As of December 31, 2020, only 29% of our customers have adopted 3 or more products within our portfolio and we believe there is strong potential to expand within our existing customer base.

Penetrate underserved global market

As of year-end 2020, we derived 9% (or $25 million) of our ARR from customers outside the United States, up from 6% (or $15 million) in December 31, 2019, representing more than 65% year over year growth. We believe there is a substantial opportunity for us to increase our international customer base by leveraging and expanding investments in our technology, direct sales force, and strategic partnerships around the world. We expect our recent expansion efforts in EMEA, to help support our international growth. To support this growth, we now have approximately 20% of iCIMS workforce based outside of the U.S.

Drive strategic M&A

We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our software platform, accelerate the pace of our innovation and expand into new geographies, industry verticals, and hiring types. We have demonstrated that we can successfully integrate and accelerate the growth of our acquisition targets. For example, TextRecruit, which was acquired in 2018, has seen ARR grow 8x largely from adoption of TextRecruit products into our installed customer base, which now boasts over 50% adoption by our enterprise customers. Jibe, which was acquired in 2019, has seen ARR grow more than 65% through our cross-selling motion since the acquisition. In addition, these acquisitions create additional opportunities to cross-sell the iCIMS Talent Cloud into the customer base of the acquired companies.

iCIMS Products & Technology

We believe that the iCIMS Talent Cloud is a mission-critical software system that enables companies to successfully hire at scale and build their talent pipeline to drive business transformation.

Our Applications

We offer our customers a range of applications all built as part of the iCIMS Talent Cloud. Our portfolio of applications include:

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Career Sites: iCIMS’ Career Sites brings organizations high volumes of qualified candidates, keeps candidates engaged with personalized content and tracks their progress throughout the hiring process. The AI-powered job searches and recommendations help candidates find relevant matches quickly and receive continuous job alerts and updates. The job descriptions are enriched by personalized video content that offers point of views from current employees. For recruiting teams, iCIMS’ Career Sites can be fully customer configured using unique brand design and content. Built-in analytics enables recruiters to follow candidates from career site visits through to the hiring funnel.

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Candidate Relationship Management: iCIMS’ Candidate Relationship Management solution helps develop and retain connections with the right talent and keep these leads engaged, building a diversified talent pipeline to reduce reliance on repeated job board postings and find the best candidates faster. For recruiting teams, the Candidate Relationship Management solution empowers recruiting events from career fairs to on-site interviews. The system consolidates multiple sources of information on candidates—from career sites, job boards, and event interactions to past work experiences—to provide a holistic view of professional profiles. Recruiters can track and monitor changes in candidate status, stay in touch with candidates with personalized information, leverage AI and machine learning to surface the best candidates and build an actionable recruiting strategy to meet their diversity and inclusion goals.

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Text Engagement: iCIMS’ Text Engagement helps organizations connect with candidates and employees faster and more effectively in the channels where they are already comfortable communicating. Text Engagement offers a modern, mobile-first experience to candidates: they can engage in conversations with AI chatbots, attend virtual career fairs, and complete applications via SMS, WhatsApp, or Facebook Messenger. In addition, recruiters can expand talent reach and centralize candidate and message management to keep consistent and compliant communications.

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Video Studio: iCIMS’ Video Studio transforms the talent experience for prospective candidates by enabling organizations to showcase their authentic employer brand and diverse workforce through employee-generated video testimonials that can be featured on career sites, job descriptions, email campaigns, and more. Video Studio also transforms the employee’s experience by providing an employee-generated video platform for onboarding and internal communications among many other use cases.

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Applicant Tracking System: iCIMS’ Applicant Tracking System, or ATS, automates previously manual tasks such as resume screening, interview scheduling and chasing down feedback, and provides insights to recruiters to make smarter decisions. Our ATS is deeply integrated and highly scalable, creating a single source of truth with a streamlined system of record for organizations of all sizes. The system is flexible with configurable workflows to quickly adapt with any recruiting strategy. Real-time, configurable reporting enables recruiters to focus on candidate relationships, coordinate schedules, and manage communications.

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Video Interviews: iCIMS’ Video Interview simplifies and accelerates virtual hiring at scale. The solution enables candidates to self-schedule time to go through pre-screening questions and live or on-demand video interviews. Natively integrated with iCIMS’ ATS, the Video Interview solution streamlines reporting & feedback processes, expands the hiring teams’ reach, and reduces recruiter bias with AI-powered recommendations that anonymize and assess candidate interviews.

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Skills Assessments: iCIMS helps validate candidates’ skills during the selection process through a wide range of assessments, such as fluency in foreign languages. Our assessment test builder also enables our customers to create and administer their own custom assessments when generic tests fail to capture the uniqueness of their business.

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Offer Management: iCIMS’ Offer Management solution makes the offer process scalable, reliable, and compliant by reducing manual tasks through automation, ensuring accuracy with pre-approved languages, and mitigating risks with templates and clause management. By speeding up the offer process and empowering candidates to review and accept offers online on any devices, we believe Offer Management helps organizations make offers and fill positions one week faster, which is critical in today’s fast-paced and ever-changing digital environment.

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Onboarding: iCIMS’ Onboarding solution helps organizations reduce paperwork fatigue, share their corporate culture, and get new hires excited about day one. New hires are able to fill out and submit forms digitally, and the internal team members are automatically assigned tasks based on workflow. The new hire portal educates new hires on company culture with personalized content and shares critical information such as benefits and the employee handbook. iCIMS’ Onboarding is also integrated with major HCM/HRIS and payroll solutions and can transfer information to any core HR system.

Our Platform

We believe iCIMS’ Talent Cloud is the world’s only innovative, scalable, enterprise-grade platform that is purpose-built to transform how organizations attract, engage, hire, and advance talent. Through the iCIMS Talent Cloud, companies are able to access capabilities offered by various iCIMS applications in a simple, integrated way in desktop and mobile environments. Common features underpinning the iCIMS Talent Cloud platform and the applications running on top of it include:

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Candidate Data Profiles: Underpinning the iCIMS Talent Cloud is a deep candidate data layer that aggregates talent information from across the iCIMS Talent Cloud and customers’ multiple talent systems into a single individual profile with significant data around skills, competencies, and potential. This data layer with dynamic candidate data profiles is intended to enable our customers to transform the candidate, hiring manager and recruiter experiences, while also enabling talent teams to make informed, insightful, and optimal decisions around talent.

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Artificial Intelligence & Machine Learning: iCIMS’ cutting-edge artificial intelligence and machine learning, or AI & ML, is designed to address challenges in matching sparse data from multiple candidate and company data points while providing simple, easy-to-understand language. Our AI & ML is fair and compliant; promoting diversity, equity, and inclusion while furthering the well-being of customers, candidates, employees, and partners. It is also designed to work responsibly with built-in explainability, risk visibility and mitigation actions that align with good corporate governance. iCIMS’ AI capabilities are designed to enable companies to diversify their talent pipeline with deep talent analytics so they can proactively source qualified candidates, reduce bias and achieve their recruiting goals faster. Our unique “Ensemble AI” multi AI engine scoring is patent pending, with several additional filings expected in 2021.

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Reporting & Analytics: With our reporting and analytics, companies can gain a holistic view of hiring data to help recruiting teams make critical, informed talent decisions with actionable insights and reports. Customers can use iCIMS internal reporting and Business Intelligence (BI) tools or export the data to a private company warehouse to allow the integration with other company data.

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APIs: API endpoints enable access to any of the application data in iCIMS Talent Cloud. Our API’s are used by iCIMS developers to build the iCIMS Talent Cloud. They are used by our independent software vendor partners to integrate to our pre-defined API’s for their class of application. They are used by our customers’ developers to integrate to their bespoke applications and extend iCIMS application for their company or industry specific needs. All users of iCIMS’ APIs inherit our scalability and security frameworks with measurement and throttle controls.

Our Ecosystem

iCIMS Talent Cloud provides access to an ecosystem of third-party products and service providers that build applications that integrate with our software platform and offer integration, consulting and other services to our customers. The ecosystem’s products and services are categorized by type of solution and are available to our customers in our online marketplace. Leveraging our developer platform, our partners can create repeatable and scalable integrations to the iCIMS Talent Cloud that extend the capabilities of the iCIMS Talent Cloud for our customers in a seamless, frictionless manner. We have approximately 700 partners globally, including integrated software vendors, marketing agencies, and consultants among others. More than 900 different third-party products have been integrated with the iCIMS Talent Cloud, which span across multiple categories including approximately 160 HRIS and payroll providers (including ADP, Ceridian, UKG amongst others), sourcing sites (including LinkedIn, Indeed, and Career Builder amongst others), background screening, and assessment providers.

Our Technology

The iCIMS Talent Cloud is built on a modern, scalable, secure, and compliant technology. Key features of our technology include:

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Fully Cloud-Hosted: The iCIMS Talent Cloud is a fully cloud-hosted platform leveraging adoption of cloud-native technologies. It is a redundant, multi-region, multi-cloud platform with global coverage for data residency, built on market leading infrastructures such as AWS, Azure, and GCP, with 8 global cloud hosting sites and 6 disaster recovery cloud hosting sites.

•

Scalable Tech Stack: We provide 100% SaaS single code base for all customers, with microservices architecture and multitenancy that enables scalability of our solutions for our customers. Our containerized architecture enables us to build applications once and deploy anywhere with optimal hosting, which includes bin-packing, self-healing, and auto scaling technology.

•

Highly Reliable: Our platform provides 99.9% or greater contractual availability for our customers. By leveraging “infrastructure as a code” technology we are able to lower the cost of innovation, make deployments more predictable, and decrease the mean time to resolution, or MTTR, for issues.

•

Information Security & Compliance: We are committed to the security and compliance of customers’ and individuals’ data. We seek to leverage encryption methods for data at rest and in transit (including AES 256-bit and TLS 1.2 encryption). In addition, at the time of this prospectus, we have an information security and data protection program, which includes multiple certifications and compliance measures, including:

a.	Globally recognized ISO 27001, ISO 27017 and ISO 27018 certifications through our global cloud hosting sites;

b.	iCIMS is SOC2 certified and our data centers are SOC 1 (SSAE 16), SOC 2 and SOC 3 compliant;

c.	iCIMS is ISO 27001 and ISO 27701 certified;

d.	Compliant with global data protection and privacy laws and regulations, including the GDPR requirements while also helping our customers comply with GDPR and CCPA privacy frameworks; and

e.	EU-US Privacy Shield certification and Swiss-US Privacy Shield certification.

Go-to-Market Approach

Our sales and marketing teams are focused on driving adoption of the iCIMS Talent Cloud to customers and prospects across North America, EMEA and the rest of the world. Given that our software platform is designed to solve the needs of companies of all sizes and across all industries and geographies, we sell to the following types of customers: enterprises (companies with greater than 2,500 employees) and commercial businesses (companies with up to 2,499 employees). Our go-to-market strategy leverages our account-based model in which marketing and sales teams work together to target best-fit accounts and turn them into customers.

Marketing

To support the sales team in reaching this broad range of potential customers, our integrated marketing programs are architected to address the specific needs of the different market segments. They create qualified sales opportunities and raise awareness of our leadership position in the global talent acquisition and broader talent management space.

In addition to account-based marketing aimed directly at our high-value customers we also deploy a range of other marketing strategies and tactics. These include broader digital demand generation campaigns; corporate communications and analyst relations; annual conferences, such as iCIMS INSPIRE; the annual gathering of customers, prospects, developers and partners; participation in industry events; comprehensive customer advocacy programs; cooperative marketing with strategic partners; and a comprehensive webinar series, among many other things.

Sales

Our go-to-market model involves a combination of direct sales and partner-assisted sales. Our direct sales force focuses on larger organizations generally with more complex requirements. The direct sales organization is divided into teams focused on acquiring new logos or growing spend in our existing customer base, organized by customer size, and is further segmented by geographical footprint.

To complement our direct sales teams, we have a large network of referral partners globally that provide qualified leads that are referred to the iCIMS sales organization. These channel partners provide us with an efficient way to expanded market coverage, providing us with additional sales capacity and the ability to be present in more global markets.

Customer Success

Our professional service teams help customers get to the business results they desire. Our training programs focus on helping onboard teams and helping individuals achieve subject matter expertise with both live sessions and self-help material. We offer in-depth expertise, proven best practices and repeatable delivery methodologies designed to ensure success, regardless of the complexity of the organization or technology environment.

Employees & Culture

We believe that the right talent, on the right team, transforms businesses, communities, and the world. Our ability to consistently attract, engage, hire and advance top talent is our competitive advantage, and enables us to deliver best in class experiences for our customers.

Culture, Belonging, Inclusion and Diversity are at the core of our talent strategy and we believe that when you create an environment that celebrates these tenets, employees do not just perform better, they live better. Our award-winning culture empowers and engages our employees to bring their “whole self” to work. This passion for our people protects the long-term interests of our stakeholders and stockholders. Our culture is further shaped by our values: (a) Purpose, (b) Innovation, (c) Accountability, (d) Velocity, (e) Customer-obsession, and (f) Inclusion.

As of December 31, 2020, our workforce was comprised of approximately 1,100 people worldwide, consisting of temporary employees and consultants and approximately 998 full-time employees. As the definition of workforce evolves in the new talent economy, we will continue to engage temporary employees and consultants as needed.

We invest in our employees and their professional development to build our team’s professional skills and foster career mobility, with internal and external training at all levels. We also offer a comprehensive benefits package, including competitive pay, 401(k) matching, fitness center allowance, and a free healthcare option.

At iCIMS, we are focused on demonstrating a commitment to shared social values by being a good corporate neighbor and global citizen in four areas: philanthropy, employee engagement, sustainability and governance, which we believe helps us attract, motivate, and retain passionate talent at all levels.

•	Philanthropy: donations to worthy organizations and disaster relief support.

•	Employee Engagement: volunteerism, pro-bono work (workshop/training), promoting days of service, employee resource groups

•	Sustainability: reducing environmental impact, creating partnership with community-minded groups, sustain recycling efforts

•	Governance: policies and processes that promote the equitable treatment of employees

We are proud of the culture and community that we have established and are passionate about continuing to deliver it for our employees, customers, and communities.

Intellectual Property

The attainment, maintenance, protection and enforcement of our intellectual property and other proprietary rights are important to our success and our internally developed technology provides the foundation of our proprietary solutions. We rely on a combination of patents, trademarks, copyrights, trade secrets and other intellectual property laws in the U.S. and abroad, as well as confidentiality procedures and contractual restrictions, to obtain, maintain, protect and enforce our intellectual property and other proprietary rights. We will continue to enhance our intellectual property portfolio as we develop new solutions and services for our customers. In addition to the intellectual property that we own, we license certain third-party technologies and intellectual property, which are incorporated into some of our solutions.

As of December 31, 2020, we own one issued U.S. patent and one pending U.S. patent application. We also hold various service marks, trademarks and trade names, including iCIMS, Hire Expectations, Recruiting Intelligence, and Recruiting Analytics, that we believe are important to our business. As of December 31, 2020, we own ten registered U.S. trademarks and four pending U.S. trademark applications, and eight registered international trademarks and two pending international trademark applications. The iCIMS trademark has been registered since 2012 in the U.S. and 2013 internationally and is currently registered in three different classes. Further, we have a pending U.S. trademark application for the stylized version of the iCIMS mark following our rebranding launch in October 2020.

The efforts we have taken to protect our intellectual property rights may not be sufficient or effective. It may be possible for other parties to copy or otherwise obtain and use the content of our solutions or other technology without authorization. Failure to protect our intellectual property or proprietary rights adequately could significantly harm our competitive position and business, financial condition and results of operations. See “Risk Factors—General Risk Factors—If we fail to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights, or if our intellectual property and proprietary rights are not sufficiently broad, our business, competitive advantage and brand could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.”

Competition

We operate in a competitive industry that is characterized by constant change and innovation. However, we do not believe our competitors have the breadth and depth of capabilities that we offer with the iCIMS Talent Cloud. In our perspective, our current competitors fall into one of the following categories:

•	Traditional HCM companies;

•	Companies primarily focused on offering applicant tracking systems; or

•	Providers of point solutions for specific use cases such as for recruitment marketing.

The principal competitive factors in our market include:

•	Product features, reliability, performance and effectiveness;

•	Integration with a wide variety of third-party applications and systems;

•	Modern and intuitive technology and user experience;

•	Ability to innovate and rapidly respond to customer needs;

•	Breadth and depth of application functionality;

•	Adherence to industry standards and certifications;

•	Strength of sales and marketing efforts;

•	Quality of customer support;

•	Brand awareness and reputation;

•	Size and composition of customer base and level of user adoption; and

•	Pricing and cost of ownership.

We believe we compete favorably with our competitors on the basis of these factors because of the features and capabilities of our solutions, our innovative technology, the size and scale of our platform and the breadth of partnerships and third-party applications in our ecosystem.

Seasonality

Historically, we have experienced seasonality in terms of when we enter into customer agreements for our products. We typically sign a higher percentage of agreements with new customers, and renewal agreements with existing customers, in the fourth quarter of each year. Within a given quarter, often a higher portion of our agreements are signed towards the end of such quarter.

Regulatory Compliance

Our global operations are subject to a variety of laws, regulations and compliance obligations. To appropriately address these obligations, we maintain robust internal controls and management processes that govern our actions and mitigate or eliminate our risk of non-compliance. We also maintain physical, operational, and technical safeguards, which we established to address non-compliance risks which have been identified through internal and external audits, risk assessments, or our ethics hotline reporting system.

We believe that we are in material compliance with all such applicable laws and regulations, and we do not anticipate any significant additional expenditures relating to maintaining our compliance. However, due to the sometimes rapidly evolving nature of these laws and regulations (including as related to legal developments as a result of COVID-19), geopolitical considerations and changes in customers’ product requirements, there can be no assurance that current expenditures will be adequate or that violations will not occur. Any violations could result in fines, penalties or customer disengagements that may have a material impact on our financial performance. See “Risk Factors” included elsewhere in this prospectus, for more detail around risks pertaining to compliance with laws and regulations.

Facilities

Our corporate headquarters in North America are in Holmdel, New Jersey, where we lease 331,378 square feet of office space as of December 31, 2020. We also lease domestic offices in Matawan, New Jersey and New York City, and international offices in London, Paris, Madrid, Milan, and Dublin.

We lease all of our facilities. We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

Privacy and Information Safeguard Laws

In the ordinary course of our business, we and our customers and partners using our solutions access, collect, store, use, transmit and otherwise process certain types of data, including personal data, which subjects us and our customers and partners to certain privacy and information security laws in the U.S. and internationally, including, for example, the GDPR, the CCPA, the CPRA and other laws, rules and regulations designed to regulate personal data and data privacy, security and protection, and mitigate identity theft. These laws impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of personal data, and require that we have in place policies regarding information privacy and security. In addition, under certain of these laws, we must provide notice to individuals of our policies and practices for sharing personal data with third parties, provide advance notice of any changes to our policies and, with limited exceptions, give individuals the right to prevent use of their personal data and disclosure of it to third parties. Further, all 50 U.S. states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected individuals in the event of a data or security breach or compromise, including when their personal data has or may have been accessed by an unauthorized person. These laws may also require us to notify relevant law enforcement, regulators or consumer reporting agencies in the event of a data breach. Some laws may also impose physical and electronic security requirements regarding the safeguarding of personal data. In order to comply with the privacy and information security laws, we have confidentiality and information security standards and procedures in place for our business activities and applicable third-party vendors and service providers. Privacy and information security laws evolve regularly, and complying with these various laws, rules, regulations and standards, and with any new laws or regulations or changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, requiring us to adjust our compliance program on an ongoing basis and presenting compliance challenges, change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered. See “Risk Factors—Risks Related to Laws and Regulations—Privacy concerns and compliance with or changes in U.S. or foreign laws, rules and regulations may reduce the effectiveness of our applications, result in significant costs and compliance challenges, increase potential liabilities and materially and adversely affect our business, financial condition, operating results and prospects.”

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings and claims arising in our ordinary course of business. At this time, neither we nor any of our subsidiaries is a party to, and none of our respective property is the subject of, any legal proceeding that, if determined adversely to us, would have a material adverse effect on us.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name iCIMS Holding LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately after the effectiveness of the registration statement of which this prospectus forms a part, iCIMS Holding LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to iCIMS Holding Corp. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing equity holders will own our common stock rather than equity interests in a limited liability company.

In conjunction with the Corporate Conversion, all of our outstanding membership interests will be converted into an aggregate of                 shares of our common stock. The number of shares of common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

As a result of the Corporate Conversion, iCIMS Holding Corp. will succeed to all of the property and assets of iCIMS Holding LLC and will succeed to all of the debts and obligations of iCIMS Holding LLC. iCIMS Holding Corp. will be governed by an amended and restated certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See the section titled “Management.”

MANAGEMENT

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers, other key officers and directors.

Name	Age	Position
Executive Officers

N. Steven Lucas	48	Chief Executive Officer and Director

Valerie Rainey	54	Chief Financial Officer

Diane Fanelli	57	Chief Operating Officer

Patrick Bakey	58	Chief Revenue Officer

Al Smith	61	Chief Technology Officer

Other Key Officers

Michael Wilczak	50	Chief Strategy Officer

Susan Vitale	37	Chief Marketing Officer

Chirag Mehta	48	Chief Product Officer

Jewell Parkinson	47	Chief Human Resources Officer

Non-Employee Directors

Maneet S. Saroya	41	Director

Nadeem Syed	54	Director

Executive Officers

N. Steven Lucas has served as the Chief Executive Officer of iCIMS since March 2020 and a member of our board of directors since February 2019. Before joining iCIMS as CEO, Mr. Lucas served as the Chief Executive Officer of Marketo, a technology leader in digital marketing, from October 2016 to September 2019. During his tenure there, Mr. Lucas led Marketo through its 2018 acquisition by Adobe. Mr. Lucas has also held senior executive roles at SAP, a global business software company, since 2009, as well as at Salesforce.com, a cloud-based customer relationship software company and BusinessObjects, an enterprise data analytics software provider. In addition, he has served on the boards of the American Diabetes Association, TiVo, Rovi and SendGrid. Mr. Lucas holds a Bachelor’s degree in Business from the University of Colorado in Denver.

Valerie Rainey has served as the Chief Financial Officer of iCIMS since February 2018. Before joining iCIMS, Ms. Rainey served as the Chief Financial Officer at CMA CGM America, one of the world’s largest shipping companies, from August 2015 to January 2018 and INTTRA, Inc., a leading SaaS company facilitating global trade, from August 2008 to August 2015. Prior to that, Ms. Rainey was the Chief Financial Officer at International Mail Services (Director of Finance at Pitney Bowes), as well as a senior executive at the American Institute of Certified Public Accountants, a national professional organization of CPAs. She has also spent eight years in public practice with accounting firms Ernst & Young and BDO Seidman. Ms. Rainey holds a Bachelor of Science in Psychology and a Master’s Degree from Fordham University.

Diane Fanelli has served as the Chief Operating Officer of iCIMS since May 2020. Before joining iCIMS, Ms. Fanelli was the Chief Operating Officer, Sales & Service of Citrix, a SaaS digital workspace provider, from April 2019 to May 2020. Before that, Ms. Fanelli began her career at SAP where she rose to hold various operational, sales and development senior executive roles over the course of her 25 year tenure there. Ms. Fanelli earned a Bachelor of Science in Accounting and Finance from Drexel University’s LeBow College of Business.

Patrick Bakey has served as the Chief Revenue Officer of iCIMS since January 2021. From August 2019 to December 2020, Mr. Bakey invested in and provided consulting services to companies in the technology industry, and prior to that, he held a number of strategic and industry leadership positions during his 17-year tenure with SAP. He served as President and Chief Revenue Officer for SAP Leonardo and Analytics from April 2018 to August 2019 and, before that, as President for SAP Industries from July 2016 to March 2018. Mr. Bakey also previously held senior leadership positions with Siebel/Oracle, a developer of customer relationship management applications, and Xerox, a provider of document management technology. Mr. Bakey holds a Bachelor of Arts in Economics from the University of California, Berkeley as well as a Master’s in Business Administration from the Northwestern University Kellogg School of Management.

Al Smith has served as the Chief Technology Officer of iCIMS since March 2018, and previously served as our Vice President of Technology from January 2015 to March 2018. Before joining iCIMS, Mr. Smith held operational and technical senior executive roles at Revitas, a contract management software provider acquired by Model N, and Princeton Softech, a data solutions technology company acquired by IBM. Mr. Smith has also held various roles as a manager and software developer. Mr. Smith holds a degree in Business Administration, Management and Operations from Rutgers University-Camden.

Other Key Officers

Michael Wilczak has served as the Chief Strategy Officer of iCIMS since July 2020, and previously served as an Executive Vice President of iCIMS from March 2019 to July 2020 and a Senior Vice President, Strategy & Corporate Development of iCIMS, from June 2014 to February 2019. Before joining iCIMS, Mr. Wilczak held various senior executive roles as a strategy and development advisor for a number of information technology, consulting and business application companies, including Stratevum Advisory Services, Wipro Technology Infrastructure Services and Infocrossing. Mr. Wilczak holds a Bachelor of Science degree from Rutgers Business School, Rutgers University.

Susan Vitale has been with iCIMS since August 2005 and presently serves as our Chief Marketing Officer, a role she has held since May 2012. Ms. Vitale quickly rose through our ranks in a variety of marketing roles. Ms. Vitale holds a Bachelor of Science in Marketing, Public Relations and Communications from Lehigh University College of Business.

Chirag Mehta has served as the Chief Product Officer of iCIMS since February 2021. Mr. Mehta is a Cloud/SaaS product and technology executive with 20+ years of experience in building, shipping, marketing and selling enterprise software products, platform and solutions. Before joining iCIMS, Mr. Mehta served as Technology and Ecosystem Leader at Google, a multinational technology company, from January 2017 to January 2021. Prior to that, Mr. Mehta served as Vice President, Innovation Center at SAP from November 2006 to June 2016. Mr. Mehta also served as Project Lead at Oracle, a computer technology company, from July 1999 to October 2006. Mr. Mehta holds a Master of Science degree in Computer Engineering from Santa Clara University and an undergraduate degree in Electrical Engineering from L.D. College of Engineering, India.

Jewell Parkinson has served as the Chief People Officer of iCIMS since November 2020. Prior to that, Ms. Parkinson developed her expertise in workforce management, design and diversity during her 23-year tenure at SAP, where she served as Senior Vice President of Human Resources. Ms. Parkinson earned her Bachelor’s degree in Psychology and Business Administration from Millersville University of Pennsylvania and her Master of Science in Human Resources Development from Villanova University.

Non-Employee Directors

Maneet S. Saroya has served as a director of iCIMS since September 2018. Mr. Saroya joined Vista in March 2008. Mr. Saroya is currently a principal of Vista Equity Partners, sits on the Vista Flagship Funds’ Investment Committee, and serves on the board of Datto Holding Corp., a Vista portfolio company. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles. Mr. Saroya received a Bachelor’s degree from California Polytechnic State University. Mr. Saroya’s experience in the areas of corporate strategy, technology, finance and private equity make him a valuable member of our board.

Nadeem Syed has served as a director of iCIMS since 2018. Mr. Syed currently serves as an operating principal of Vista Equity Partners and sits on the board of Datto Holding Corp., a Vista portfolio company. Prior to joining Vista in September 2018, Mr. Syed served as Chief Executive Officer a Finastra, a Vista portfolio company, from June 2013 to June 2018. Mr. Syed was the President and COO at Misys from June 2012 to June 2013. Before his time with Finastra, Mr. Syed was the Chief Operating Officer at SumTotal Systems, a former Vista portfolio company, from December 2009 to June 2012. Mr. Syed previously spent 19 years in multiple senior leadership roles at Oracle. Mr. Syed earned a Bachelor’s degree from the University of Mumbai and a Master’s degree in Industrial Engineering from Louisiana State University. Mr. Syed’s extensive leadership experience in the technology sector make him a valuable member of our board.

Family Relationships

There are no family relationships between any of our executive officers, other key officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of                  directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board and with the prior written consent of Vista for so long as it holds director nomination rights. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be                 ,                  and                  and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be                 ,                  and                  and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be                ,                  and                  and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock then outstanding. If Vista’s beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that Vista will have the right to designate the Chair of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering,                  will be the Chair of our Board.

The listing standards of                  require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

We anticipate that, prior to our completion of this offering, the Board will determine that                  meet the                  requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, Vista will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under                  rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain                  corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the                 corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee

Audit Committee

Following this offering, our Audit Committee will be composed of                  and                 , with                  serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and                 , which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that                  and                  meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of                 . We anticipate that, prior to our

completion of this offering, our Board will determine that                  is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of                 . The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of                  ,                  and                 , with                  serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of ;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of Vista under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our other committees of our Board will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers, whom we refer to as our “Named Executive Officers.” For the year ended December 31, 2020, our Named Executive Officers and their positions were as follows:

•	N. Steven Lucas, Chief Executive Officer;

•	Ronald Kasner, Former Interim Chief Executive Officer;

•	Valerie A. Rainey, Chief Financial Officer; and

•	Diane M. Fanelli, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

Name and principal position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Nonequity Incentive Compensation(4)	All Other Compensation(5)	Total
N. Steven Lucas,	2020	$416,667	—	$4,847,090	—	$231,000	$83,056	$5,577,813
Chief Executive Officer(6)

Ronald Kasner,	2020	$138,260	$125,000	—	—	60,000	$357,401	$680,661
Former Chief Executive Officer(7)

Valerie A. Rainey,	2020	$315,000	—	—	—	$134,000	$9,099	$458,099
Chief Financial Officer

Diane M. Fanelli,	2020	$233,500	—	—	$1,385,873	$75,000	—	$1,694,373
Chief Operating Officer(8)

(1)	For Mr. Kasner, reflects a transition bonus paid to him under his separation agreement.
(2)

The amounts reported in the “Stock Awards” column represent the grant date fair value of the Restricted Units (as defined below) purchased by Mr. Lucas as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the Restricted Units reported in the “Stock Awards” column are set forth in Note 11 to the consolidated financial statements included elsewhere in this prospectus. In connection with the Corporate Conversion, these Restricted Units will be converted into restricted shares of common stock. The grant date fair value for the Restricted Units if they vested at the maximum level is $7,270,635. The amounts reported in this column reflect the accounting cost for these Restricted Units and do not correspond to the actual economic value that may be received by Mr. Lucas for such Restricted Units.

(3)

The amounts reported in the “Option Awards” column represent the grant date fair value of the Options (as defined below) granted to Ms. Fanelli as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the Options reported in the “Option Awards” column are set forth in Note 11 to the consolidated financial statements included elsewhere in this prospectus. In connection with the Corporate Conversion, these Options will be converted into options to purchase shares of common stock. The grant date fair value for the Options if they vested at the maximum level for Ms. Fanelli is $2,078,809. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the Named Executive Officers for the Options.

(4)

Amounts in this column reflect the actual amount earned by each of our Named Executive Officers under the Company’s performance-based cash incentive bonus program. See “—Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards.”

(5)

Amounts shown in this column represent the following: (a) for Mr. Lucas, $35,942 for the cost of maintaining a dwelling and for related utilities in Holmdel, New Jersey (and related taxes), $13,564 for the reasonable and documented legal, tax, and accounting fees associated with the negotiation of the Lucas Agreement (as described below), $8,550 in Company matches under the Company’s 401(k) plan, and $25,000 for a cash retainer paid to Mr. Lucas in respect of his service as a non-employee director during 2020 prior to his commencing employment as Chief Executive Officer; (b) for Mr. Kasner, $334,728 for severance and $18,525 for health insurance continuation coverage (and related taxes) payable under his separation agreement, and $4,148 in Company matches under the Company’s 401(k) plan; and (c) for Ms. Rainey, $8,550 in Company matches under the Company’s 401(k) plan and $549 for non-cash benefits provided under a Company recognition program (and related taxes).

(6)	Mr. Lucas commenced employment with the Company on March 1, 2020.
(7)	Mr. Kasner’s employment with the Company terminated on May 31, 2020.
(8)	Ms. Fanelli commenced employment with the Company on May 26, 2020.

Narrative Disclosure to Summary Compensation Table

The compensation of our Named Executive Officers generally consists of base salaries, performance-based annual cash bonus opportunities, long-term incentive compensation (in the form of Restricted Units for Mr. Lucas and in the form of Options for Mmes. Rainey and Fanelli), and other benefits, as described below.

Base Salary

Each of our Named Executive Officers is paid a base salary commensurate with his or her position, experience, skills, duties, and responsibilities. In 2020, Mr. Lucas’ and Mmes. Rainey’s and Fanelli’s annualized base salaries were $500,000, $315,000, and $390,000, respectively. Additionally, Mr. Kasner was paid an aggregate of $138,260 for his services as interim Chief Executive Officer.

Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards

Each of our Named Executive Officers has a performance-based annual cash bonus opportunity that pays out at target upon the named executive officer achieving individual performance goals and the Company meeting predetermined corporate performance objectives. In particular, for 2020, the corporate performance objectives were achieved based on the achievement of objectives related to gross bookings ARR and other financial metrics. Mr. Lucas and Mmes. Rainey’s and Fanelli’s target annual bonuses are 60%, 50%, and 40% of their annualized base salaries, respectively. Additionally, Mr. Lucas and Ms. Fanelli are eligible to earn an additional annual bonuses of 20% and 10%, respectively, of their base salaries upon the achievement of certain “stretch” targets.

Employment Agreements

The Company (through its subsidiary, iCIMS, Inc.) has entered into employment agreements with each of the Named Executive Officers (other than Mr. Kasner) that memorialize their base salary, target bonus opportunity, reimbursement of reasonable business expenses, and eligibility to participate in the Company’s benefit plans generally. In addition to the key terms summarized below, each employment agreement provides for certain severance benefits upon a resignation by such Named Executive Officer for “good reason” or upon a termination by the Company without “cause.” Please see the section entitled “Potential Payments Upon Termination or Change in Control” below for more details regarding the severance benefits each Named Executive Officer is eligible to receive.

Lucas Employment Agreement

Mr. Lucas entered into an employment agreement with iCIMS, Inc. dated February 10, 2020, or the Lucas Agreement. The Lucas Agreement provides for an indefinite term and, under the Lucas Agreement, Mr. Lucas is entitled to receive an annual base salary of $500,000, is eligible to receive an annual bonus (targeted at 60% of his annual base salary) based upon the achievement of predetermined performance parameters, is eligible to earn an additional annual bonus of 20% of his base salary upon the achievement of certain “stretch” targets, and is eligible to participate in employee benefit plans maintained from time to time by us. Under the Lucas Agreement, Mr. Lucas is also entitled to reimbursements for (a) the reasonable costs of air travel to and from New Jersey to Denver, Colorado (not including chartered or private travel without Company consent), (b) maintaining a dwelling and for related utilities in Holmdel, New Jersey (not to exceed $3,000 per month), and (c) reimbursement for the reasonable and documented legal, tax, and accounting fees associated with the negotiation of the Lucas Agreement. The Lucas Agreement also requires the Company to maintain directors’ and officers’ liability insurance providing coverage to Mr. Lucas. The Lucas Agreement requires Mr. Lucas to execute the Company’s restrictive covenant agreement, which provides for customary confidentiality, non-competition and non-solicitation covenants.

Rainey Employment Agreement

Ms. Rainey entered into an employment agreement with iCIMS, Inc. dated November 12, 2018, or the Rainey Agreement. The Rainey Agreement provides for an indefinite term and, under the Rainey Agreement, Ms. Rainey is entitled to receive an annual base salary of $315,000, is eligible to receive an annual bonus (targeted at 50% of her annual base salary) based upon the achievement of predetermined performance parameters, and is eligible to participate in employee benefit plans maintained from time to time by us. The Rainey Agreement requires Ms. Rainey to execute the Company’s restrictive covenant agreement, which provides for customary confidentiality, non-competition and non-solicitation covenants.

Fanelli Employment Agreement

Ms. Fanelli entered into an employment agreement with iCIMS, Inc. dated May 4, 2020, or the Fanelli Agreement. The Fanelli Agreement provides for an indefinite term and, under the Fanelli Agreement, Ms. Fanelli is entitled to receive an annual base salary of $390,000, is eligible to receive an annual bonus (targeted at 40% of her annual base salary) based upon the achievement of predetermined performance parameters, is eligible to earn an additional annual bonus of 10% of her base salary upon the achievement of certain “stretch” targets, and is eligible to participate in employee benefit plans maintained from time to time by us. The Fanelli Agreement requires Ms. Fanelli to execute the Company’s restrictive covenant agreement, which provides for customary confidentiality, non-competition and non-solicitation covenants.

Equity Incentives

Restricted Units

On March 2, 2020, Mr. Lucas and the Company entered into a unit purchase agreement, or the Lucas UPA. Mr. Lucas purchased 28,500 units of the Company, or the Restricted Units, under the Lucas UPA at a price per unit of $1,121.90 (for an aggregate purchase price of $31,974,150). In connection with the purchase of the Restricted Units, the Company provided a partial recourse loan secured by the Restricted Units in a principal amount equal to the aggregate purchase price of the Restricted Units. The loan under the Note will be retired or repaid prior to the public filing with the SEC of the registration statement of which this prospectus forms a part. See Note 11 to the consolidated financial statements included elsewhere in this prospectus. The Restricted Units vest partially over time and partially based on performance as follows: (a) 19,000 of the Restricted Units vest over a period of four years, with 25% of such Restricted Units vesting on March 2, 2021 and the remaining 75% vesting quarterly thereafter; and (b) 9,500 of the Restricted Units vest on the occurrence of a Sale of the Company (as defined in iCIMS, Inc.’s LLC agreement) if certain specified equity return thresholds are satisfied, in each case, subject to Mr. Lucas’ continued employment through each applicable vesting date.

Options

Mmes. Rainey and Fanelli have been granted long-term incentives in the form of options to purchase units, or the Options, in the Company pursuant to the Cersei Topco, LLC 2018 Non-Qualified Unit Option Plan and an underlying award agreement. The Options are 66.67% time-vesting and 33.33% performance-vesting. The time-vesting Options vest over a four-year period, with 25% of the time-vesting Options vesting on the first anniversary of the specified vesting commencement date and the remaining 75% vesting in equal installments on each quarterly anniversary thereafter, subject to the Option holder’s continuous service with us through each applicable vesting date. The performance-vesting Options vest on a Sale of the Company if certain specified equity return thresholds are satisfied, subject to the Option holder’s continuous service with us through the applicable vesting date.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes, for each of the Named Executive Officers, the number of shares of our common stock underlying outstanding Restricted Units and Options held as of December 31, 2020. It assumes completion of the Corporate Conversion prior to the completion of this offering and an initial public offering price of $             (the midpoint of the price range set forth on the cover page of the prospectus). See the section titled “Corporate Conversion.”

			Option Awards(1)					Stock Awards(2)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)(3)	Market Value of Shares or Units of Stock that have not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)(4)
N. Steven Lucas	6/4/2020	3/2/2020	—	—	—	—	—	19,000	$38,165,300	9,500	$19,082,650
Ronald Kasner	—	—	—	—	—	—	—	—	—	—	—
Valerie A.Rainey	11/13/2018	9/12/2018	3,556	5,927	5,927	$1,000.00	11/13/2028	—	—	—	—
Diane M.Fanelli	5/26/2020	5/26/2020	—	7,100	7,100	$1,121.90	5/26/2030	—	—	—	—

(1)

This table reflects information regarding Options and Restricted Units granted to the Named Executive Officers that were outstanding as of December 31, 2020. For more information on these Options, see “Narrative Disclosure to Summary Compensation Table—Equity Incentives” above.

(2)

The Options are 66.67% time-vesting and 33.33% performance- vesting. The time-vesting Options vest over a four-year period, with 25% of the time-vesting Options vesting on the first anniversary of the specified vesting commencement date and the remaining 75% vesting in equal installments on each quarterly anniversary thereafter, subject to the Option holder’s continuous service with us through each applicable vesting date. The performance-vesting Options vest on a Sale of the Company if certain specified equity return thresholds are satisfied, subject to the Option holder’s continuous service with us through the applicable vesting date.

(3)

The Restricted Units are 66.67% time-vesting and 33.33% performance-vesting. The time-vesting Restricted Units vest over a four-year period, with 25% of the time-vesting Restricted Units vesting on the first anniversary of the specified vesting commencement date and the remaining 75% vesting in equal installments on each quarterly anniversary thereafter, subject to the Restricted Unit holder’s continuous service with us through each applicable vesting date. The performance-vesting Options vest on a Sale of the Company if certain specified equity return thresholds are satisfied, subject to the Restricted Unit holder’s continuous service with us through the applicable vesting date.

(4)	Amounts were determined based on the per unit price of the Company’s common units on December 31, 2020 of $2,009. These values may not reflect the value actually realized by Mr. Lucas upon vesting.

Emerging Growth Company Status

As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Potential Payments upon Termination or Change in Control

The employment agreements for the Named Executive Officers provide that, upon a termination of the Named Executive Officer’s employment by the Company without “cause” or by the Named Executive Officer with “good reason,” each as defined therein, subject to their execution of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, the Named Executive Officer is eligible to receive: (a) for Mr. Lucas (i) 12 months of base salary continuation, (ii) payment of any earned (but unpaid) bonus from the prior performance year, and (iii) a prorated bonus for the termination year (payable when such bonus would have otherwise been payable); (b) for Ms. Rainey, nine months of base salary continuation; and (c) for Ms. Fanelli, (A) 12 months of base salary continuation and (B) a prorated bonus for the termination year (payable when such bonus would have otherwise been payable).

Equity and Cash Incentives—Summary of the 2021 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the iCIMS Holding Corp. 2021 Omnibus Incentive Plan, or the 2021 Plan, pursuant to which our and our affiliates’ employees, consultants, and directors will be eligible to receive incentive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards, and performance awards, in each case, intended to align the interests of participants with those of our stockholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but since the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

In connection with its adoption by our Board and approval by our stockholders, we will reserve                  shares of our common stock for issuance under the 2021 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2021 Plan:

•	shares subject to awards granted under the 2021 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled, or exchanged by the Company for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with an award).

The maximum number of shares subject to stock options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Code, will be                  .

Administration

The 2021 Plan will be administered by our Compensation and Nominating Committee. The Compensation and Nominating Committee will have the authority to construe and interpret the 2021 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2021 Plan may be made subject to performance conditions and any other terms and conditions that the Compensation and Nominating Committee deems necessary or advisable.

Eligibility

Our employees, consultants, and directors, and the employees, consultants, and directors of our affiliates, will be eligible to receive awards under the 2021 Plan. The Compensation and Nominating Committee will determine who will receive awards and the terms and conditions of such awards.

Term

The 2021 Plan will terminate 10 years from the date our Board adopts the plan, unless it is terminated earlier by our Board.

Stock Options

The 2021 Plan will provide for the grant of ISOs only to employees. All options other than ISOs may be granted to employees, directors, and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation and Nominating Committee determines. The maximum term of options granted under the 2021 Plan will be ten years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights will provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation and Nominating Committee.

Restricted Stock

The Compensation and Nominating Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation and Nominating Committee. Unless otherwise determined by the Compensation and Nominating Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The Compensation and Nominating Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Other Stock-Based and Other Cash-Based Awards

The Compensation and Nominating Committee may grant other stock-based awards and other cash-based awards to participants under the 2021 Plan in amounts and on terms and conditions determined by the Committee in its discretion. Such awards may be granted subject to vesting and other conditions or restrictions, or granted without being subject to any conditions or restrictions.

Additional Provisions

Awards granted under the 2021 Plan will not be transferable other than by will or by the laws of descent and distribution, or as determined by the Compensation and Nominating Committee. In the event of a change in control (as defined in the 2021 Plan), the Compensation and Nominating Committee will have the discretion to provide for any or all of the following actions: (a) awards may be continued, assumed, or substituted with new rights, (b) awards may be purchased for cash equal to the excess (if any) of the price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (c) outstanding and unexercised stock options and stock appreciation rights may be terminated before the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (d) vesting or lapse of restrictions may be accelerated. All 2021 Plan awards will be equitably adjusted in the case of the division of stock and similar transactions.

401(k) Plan

We maintain a 401(k) profit sharing plan for all employees over 21 years of age as of their first day of employment. Employees may defer up to 100% of their gross pay subject to Internal Revenue Code limitations. We provide a company match of 50% of an employee’s contributions, subject to a cap of 3% of the employee’s base salary. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100%

vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Non-Employee Director Compensation

We did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our Board in 2020 (other than Mr. Lucas). See “Summary Compensation Table” above for details on the compensation paid to Mr. Lucas in respect of his services as a non-employee director prior to being appointed as Chief Executive Officer.

Non-Employee Director Compensation Policy

We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of                 , 2021 and as adjusted to reflect the completion of the Corporate Conversion and sale of the common stock in this offering, for

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on common stock outstanding as of December 31, 2020, after giving effect to the Corporate Conversion. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to                additional shares of common stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                , 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 101 Crawfords Corner Road, Suite 3-100, Holmdel, NJ 07733. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
	Number of Shares	Percentage		Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
Name of Beneficial Owner					Percentage	Percentage
5% Stockholders:			%				%
Vista Funds
Directors and Named Executive Officers:
N. Steven Lucas
Valerie Rainey
Maneet S. Saroya
Nadeem Syed
Directors and executive officers as a group ( individuals)

(1)

Represents                 shares held directly by Vista Equity Partners Fund V, L.P. (VEPF V),                  shares held directly by Vista Equity Partners Fund V-A, L.P. (VEPF V-A),                 shares held directly by Vista Equity Partners Fund V-B, L.P. (VEPF V-B),                  shares held directly by VEPF V FAF, L.P. (FAF),                  shares held directly by Vista Equity Partners Fund V Executive, L.P. (Executive) and                  shares held directly by Vista Equity Associates V, LLC (Associates, and collectively with VEPF V, VEPF V-A, VEPF V-B, FAF, Executive and Associates, the Vista Funds). Vista Equity Partners Fund V GP, LLC

(Fund V DE GP) is the sole general partner of each of VEPF V, FAF, Executive and Associates. VEP Group, LLC (VEP Group) is the Senior Managing Member of Fund V DE GP. Robert F. Smith is the sole Managing Member of VEP Group. VEPF V GP (Cayman), L.P. (Fund V Cayman GP), is the sole general partner of each of VEPF V-A and VEPF V-B. VEPF V GP (Cayman), Ltd. (Fund V Cayman UGP) is the sole general partner of Fund V Cayman GP. Robert F. Smith is the sole director and one of 11 members of Fund V Cayman UGP. VEPF Management, L.P. (Management Company) is the sole management company of each of the Vista Funds. The Management Company’s sole general partner is VEP Group, and the Management Company’s sole limited partner is Vista Equity Partners Management, LLC (VEPM). VEP Group is the Senior Managing Member of VEPM. Consequently, Robert F. Smith, Fund V DE GP, Fund V Cayman GP, Fund V Cayman UGP, the Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares held by the Vista Funds. The principal business address of each of the Vista Funds, Fund V DE GP, Fund V Cayman GP, Fund V Cayman UGP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of the Company’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2018 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with Vista that provides Vista the right to designate nominees for election to our Board for so long as Vista beneficially owns 5% or more of the total number of shares of our common stock that it owns as of the completion of this offering. Vista may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock beneficially owned by Vista upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization, or such amount of shares, as adjusted, the “Original Amount”; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount. In each case, Vista’s nominees must comply with applicable law and stock exchange rules. In addition, Vista shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Vista’s beneficial ownership at such time. Vista shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. This agreement will terminate at such time as Vista owns less than 5% of the Original Amount.

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with Vista. Vista will be entitled to request that we register Vista’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Vista will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay Vista’s expenses in connection with Vista’s exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by Vista and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or Registrable Securities. These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Vista and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Master Services Agreement

We have used Vista Consulting Group, LLC, or VCG, the operating and consulting arm of Vista, for consulting services, and have also reimbursed VCG for expenses related to participation by our employees in VCG sponsored events and for software and professional services centrally managed and administered by VCG and utilized by us, and also paid to VCG related fees and expenses. We paid VCG $1.9 million, $2.4 million, and $0.3 million for the years ended December 31, 2020, 2019, and 2018, respectively. Following this offering, we may continue to engage VCG from time to time, subject to compliance with our related party transactions policy.

Management Agreement

We entered into a management agreement with Vista Equity Partners Management LLC, or VEPM, pursuant to which VEPM was retained to provide us with certain management and consulting services. We agreed to indemnify VEPM against liabilities that may arise from their provision of services. We reimburse VEPM for any out-of-pocket costs and expenses, and have recorded expenses under the management agreement of less than $0.1 million for each of the years ended December 31, 2020, 2019 and 2018, respectively. The management agreement will terminate at no additional cost to us in connection with the completion of this offering.

Arrangements with Companies Controlled by Vista

We have subscription arrangements for our solutions with companies controlled by Vista. We recognized revenue in connection with these agreements of $0.6 million, $0.3 million and less than $0.1 million for the years ended December 31, 2020, 2019 and 2018. The total expenses incurred by the Company for Vista affiliates during the years ended December 31, 2020, 2019 and 2018 were $0.1 million, insignificant and $0, respectively. We believe all of these arrangements are on comparable terms that are provided to unrelated third parties.

Term Loan Facility and Revolver

The Company entered into the Credit Agreement that consisted of the Term Loan Facility and Revolver on September 12, 2018 with a consortium of lenders for a principal amount of $400.0 million and principal committed amount of $25.0 million, respectively. The Credit Agreement was subsequently amended resulting in a total increase of $135.0 million in borrowings under the Term Loan Facility in June 2019 and November 2019. The Revolver was undrawn at inception until the Company withdrew $25.0 million in December 2020.

From time to time, Vista may acquire loans incurred by us either from us, in open market transactions or through loan syndications. In connection with our entry into the Credit Agreement on September 12, 2018, affiliates of Vista collectively acquired $47.1 million of term loans under our Term Loan Facility. Affiliates of Vista collectively acquired $2.9 million of the Revolver in December 2020. During the year ended December 31, 2020, the largest principal amount of debt under the Term Loan Facility and Revolver held by affiliates of Vista was $47.1 million and $2.9 million, respectively. As of December 31, 2020, 2019 and 2018, affiliates of Vista collectively owned $47.1 million, $47.1 million and $47.1 million, respectively, of our Term Loan Facility. As of December 31, 2020, 2019 and 2018, affiliates of Vista collectively owned $2.9 million, $0 and $0, respectively, of our Revolver. Affiliates of Vista were not paid principal under our Term Loan Facility or Revolver for the years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, 2019 and 2018, affiliates of Vista were paid $3.1 million, $4.3 million and $1.1 million, respectively, in interest on the portion of the Term Loan Facility and Revolver held by them. As of December 31, 2020, the portion of the Term Loan Facility and Revolver held by affiliates of Vista bears interest at 7.5%.

Vista will receive a portion of the net proceeds of this offering in connection with the repayment of outstanding borrowings under our Credit Agreement. Based upon our estimated receipt of net proceeds from this offering of approximately $             (or $             if the underwriters exercise their option to purchase additional shares in full) as described above, we expect that Vista will receive $             of the total $             (or $             of the total $             if the underwriters exercise their option to purchase additional shares in full) of such net proceeds used to repay outstanding borrowings under our Credit Agreement.

Unit Purchase Agreement and Promissory Note

On March 2, 2020, the Company entered into a unit purchase agreement, or the Lucas UPA, with our Chief Executive Officer, or the CEO. Under the Lucas UPA, the CEO purchased 28,500 restricted units, or the Restricted Units, of the Company at a price per unit of $1,121.90 (for an aggregate purchase price of

$31,974,150). In connection with the purchase of the Restricted Units, the Company provided a partial recourse loan evidenced by a promissory note, or the Note, secured by the Restricted Units in a principal amount equal to the aggregate purchase price of the Restricted Units. The Restricted Units vest partially over time and partially based on performance. See “Executive Compensation — Summary Compensation Table — Narrative Disclosure to Summary Compensation Table — Equity Incentives — Restricted Units” and Note 11 to the consolidated financial statements included elsewhere in this prospectus for more details.

The interest on the loan under the Note accrues at 1.93% per year compounded annually on the unpaid principal until the entire principal balance is paid in full. The maturity date is the ninth anniversary of the Note, or immediately prior to a sale of the Company, or some other liquidation events as defined in the Lucas UPA. During the year ended December 31, 2020, the largest principal amount outstanding under the Note was $32 million. As of December 31, 2020, $32 million aggregate principal amount remained outstanding, with no principal repayments or interest payments made since March 2020. The loan under the Note will be retired or repaid prior to the public filing with the SEC of the registration statement of which this prospectus forms a part.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.

Senior Secured Credit Agreement

On September 12, 2018, iCIMS, Inc., our wholly owned subsidiary, entered into the Credit Agreement with a syndicate of lenders, comprised of the $400.0 million Term Loan Facility and the $25.0 million revolving credit facility, in each case with a maturity date of September 12, 2024. Additional tranches of $65.0 million and $70.0 million were added to the Term Loan Facility on June 14, 2019 and November 16, 2020, respectively, in each case pursuant to an amendment to the Credit Agreement. As of December 31, 2020, we had $535.0 million under our Term Loan Facility and $25.0 million under our Revolving Credit Facility outstanding. A portion of the proceeds from the borrowings under the Credit Agreement were used to fund the Vista Acquisition and a portion of the incremental term loans funded pursuant to the amendments to the Credit Agreements were used to fund the acquisition of Jibe, Inc., a Delaware corporation, and Easyrecrue SAS., a societé par actions simplifieé, incorporated under the laws of the Republic of France, respectively. The Revolving Credit Facility was undrawn at inception and through December 2020 until the Company withdrew $25.0 million to fund the acquisition of Altru Labs, Inc., or Altru. The contract interest rate on the Term Loan Facility was 7.5% per annum as of December 31, 2020. The effective interest rate was 7.8% per annum as of December 31, 2020. The effective interest rate was higher than the contract rate due to amortization of deferred financing costs related to the Term Loan Facility. The Term Loan Facility does not require periodic principal payments. As of December 31, 2020, the interest rate for the Revolving Credit Facility was 7.5% per annum.

Interest Rates and Fees

Borrowings under the Credit Agreement bear interest at a rate per annum, at the borrower’s option, equal to an applicable margin, plus, (a) for alternate base rate borrowings, the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) the Adjusted LIBO Rate for a one month interest period on such day; provided that the alternate base rate can in no event be lower than 1.00% and (b) for eurodollar borrowings, the Adjusted LIBO Rate determined by the greater of (i) the LIBO Rate for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%.

The applicable margin for borrowings under the Credit Agreement is (a) for alternate base rate borrowings, (i) 5.50% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 4.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 4.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00 and (b) for eurodollar borrowings, (i) 6.50%% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 5.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 5.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00; provided, that the step downs in interest rate are applicable prior to September 30, 2021 only if elected by the borrower in writing (such election, a “Step Down Election”). The total leverage ratio is determined in accordance with the terms of the Credit Agreement.

The borrower is also required to pay a commitment fee on the average daily undrawn portion of the Revolving Credit Facility of 0.375%-0.50% per annum (varying based on the leverage ratio tiers applicable to the applicable margin as described above), a letter of credit fronting fee of 0.125% per annum and a letter of credit participation fee equal to the applicable margin for eurodollar revolving loans on the actual daily amount of the letter of credit exposure.

Voluntary Prepayments

The borrower may voluntarily prepay outstanding loans under the Credit Agreement (i) subject to a 1.00% premium with respect to prepayments made on or after the second anniversary of the closing date but prior to the third anniversary of the closing date (subject to certain exclusions), (ii) 0.75% premium with respect to prepayments made on or after the third anniversary of the closing date but prior to March 12, 2022 and (iii) on or after March 12, 2022, without premium or penalty, subject to certain notice and priority requirements.

Mandatory Prepayments

The Credit Agreement requires the borrower to prepay, subject to certain exceptions, the Term Loan Facility with:

•

commencing with the fiscal year ending on December 31, 2019, 50% of excess cash flow for the fiscal year then ended, minus, at the borrower’s option, certain optional prepayments and permitted assignments of indebtedness, to the extent such amount is above a threshold amount and subject to step downs to (i) 25% when total leverage ratio is less than or equal to 6.50 to 1.00 but greater than 5.50 to 1.00 and (ii) 0% when total leverage ratio is less than or equal to 5.50 to 1.00;

•	100% of the net cash proceeds of certain asset sales or casualty events above a threshold amount, subject to reinvestment rights and other exceptions; and

•	100% of the net cash proceeds of any issuance or incurrence of debt other than debt permitted under the Credit Agreement.

Final Maturity and Amortization

The Term Loan Facility and Revolving Credit Facility will mature on September 12, 2024. Neither of the Term Loan Facility nor the Revolving Credit Facility amortize.

Guarantors

All obligations under the Credit Agreement are unconditionally guaranteed by Holdings, and substantially all of its existing and future direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries.

Security

All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of the borrower’s and the guarantors’ assets.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict iCIMS, Inc. and its subsidiaries’ ability and, with respect to certain of the affirmative covenants and negative covenants, Cersei Parent Holdings, LLC, or Holdings, and Cersei Intermediate Holdings, Inc., or Intermediate Holdings, among other things, to (subject to certain exceptions set forth in the Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans and advances;

•	consolidate, merge, liquidate or dissolve;

•	sell, lease, assign, transfer or otherwise dispose of its assets, including capital stock of its subsidiaries;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with its affiliates;

•	make payments in respect of subordinated debt;

•	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Agreement;

•	with respect to Holdings and Intermediate Holdings, modify their holding company status;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	materially alter the business it conducts; and

•	change its fiscal year.

Financial Covenants

The Credit Agreement requires the credit parties to maintain a recurring revenue leverage ratio (as calculated pursuant to the Credit Agreement) as follows, subject to a fall-away following the earlier of (i) the September 30, 2021 test period and (ii) if Step Down Election is made, the last day of the fiscal quarter immediately prior to the fiscal quarter during which such Step Down Election was made:

Test Period Ended	LQA Recurring Revenue Leverage Ratio
December 31, 2020	2.40:1.00
March 31, 2021	2.30:1.00
June 30, 2021	2.20:1.00
September 30, 2021	2.10:1.00

In addition, the Credit Agreement requires the credit parties to maintain a total leverage ratio (as calculated pursuant to the Credit Agreement), beginning with the first test period ending on the earlier of (i) December 31, 2021 and (ii) the last day of the fiscal quarter of Holdings during which a Step Down Election, if any, is made (such test period, “Quarter 1” and “Quarter 2” shall mean the fiscal quarter ending immediately following Quarter 1, and each successive fiscal quarter shall have a correlative meaning). as follows:

Test Period Ended	Total Leverage Ratio
Quarter 1	9.45:1.00
Quarter 2	8.15:1.00
Quarter 3	7.40:1.00
Quarter 4	7.00:1.00
Quarter 5	6.60:1.00
Quarter 6	5.45:1.00
Quarter 7	5.05:1.00
Quarter 8	4.85:1.00
Quarter 9	4.65:1.00
Quarter 10	3.55:1.00
Quarter 11	3.35:1.00
Quarter 12 and thereafter	2.20:1.00

In addition, until after the fiscal quarter ended the earlier of (i) September 30, 2021 and (ii) the last day of the fiscal quarter in which a Step Down Election is made, the credit parties must maintain liquidity (as calculated pursuant to the Credit Agreement) as of the last day of each fiscal quarter of Holdings of at least $10.0 million.

Events of Default

The lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, including default with respect to financial and other covenants, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, and changes of control, none of which are expected to be triggered by this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of                 , 2021, we had                  shares of common stock outstanding held by                  shareholders of record and no shares of preferred stock outstanding,                  shares of common stock issuable upon exercise of outstanding stock options, assuming the completion of the Corporate Conversion, which will be effective immediately after the effectiveness of the registration statement of which this prospectus forms a part, and the effectiveness of our amended and restated certificate of incorporation upon the completion of this offering. After consummation of this offering and the use of proceeds therefrom, we expect to have                  shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, and expect to have no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have nine members.

Shareholder Action by Written Consent

Our certificate of incorporation will preclude shareholder action by written consent at any time when Vista beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Shareholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of Vista. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board;

provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Vista. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by Vista pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the shareholders; provided, however, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the shareholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% (as opposed to a majority threshold that would apply if Vista beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provision establishing the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Vista, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Vista or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Vista or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 . The transfer agent’s address is                  and its phone number is                 .

Listing

We have applied to list our common stock on the                 under the symbol “                .”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                 , 2021, we will have                  outstanding shares of our common stock, after giving effect to the issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

Of the                  shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining                  shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other shareholders and optionholders owning substantially all of our common stock and options to acquire common stock, have agreed that, without the prior written consent of                 on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, we have granted Vista the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Vista or to piggyback on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent                % of our outstanding common stock after this offering, or                % if the underwriters exercise their option to purchase additional shares in full.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock on                  during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, or Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, and Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or certain electing traders in securities that use a mark-to-market method of tax accounting;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If any partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY, AND IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are under the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amount will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, or FATCA, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to provide to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate in order to avoid 30% withholding). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the

Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption from withholding, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the regular U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock. Generally, a domestic corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in its trade or business.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the FATCA), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on certain amounts paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in

(1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Total	$

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the initial public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less the underwriting discount. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total initial public offering price, the underwriting discount, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discount to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount, are approximately $             million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We expect to apply to list our common stock on                  under the trading symbol “                .”

We and all directors and officers and the holders of                  of our outstanding stock and stock options will agree that, subject to certain conditions, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, referred to as the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person will agree that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their joint discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. Any such stabilization activities will be conducted in accordance with Regulation M.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that any offer of our common stock in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of common stock. Accordingly, any person making or intending to make an offer in that Member State of shares of common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock in circumstances in which an obligation arises for us or any of the underwriters to publish or supplement a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the common stock contemplated in this prospectus. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

In relation to each Member State of the European Economic Area, each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock which are the subject of the offering contemplated by this prospectus to the public in that Member State, except that it may make an offer of such common stock to the public in that Member State:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

This prospectus has been prepared on the basis that any offer of shares of common stock in the United Kingdom, or the UK, will be made pursuant to an exemption from the obligation to publish a prospectus under section 85 of the Financial Services and Markets Act 2000, or the FSMA. Accordingly, any person making or intending to make an offer in the UK may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to the UK Prospectus Regulation, in each case in relation to such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock in circumstances in which an obligation arises for us or any of the underwriters to publish or supplement a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the shares of common stock contemplated in this prospectus. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 in the United Kingdom.

In relation to the UK, each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock which are the subject of the offering contemplated by this prospectus to the public in the UK, except that it may make an offer of such shares to the public in the UK:

(a) to any legal entity which is a qualified investor as defined in the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require us or any underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or the FinSA, and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, included in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.icims.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers of iCIMS Holding LLC (formerly known as Cersei Topco, LLC)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iCIMS Holding LLC and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, members’ equity, and cash flows, for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

March 24, 2021

We have served as the Company’s auditor since 2009.

iCIMS HOLDING LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in thousands, except unit data)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$43,883	$34,242
Accounts receivable—net of allowances	48,119	42,766
Deferred sales commissions	6,277	4,517
Prepaid expenses	5,530	4,106
Other current assets	4,463	1,449

Total current assets	108,272	87,080
Property and equipment—net	30,677	33,846
Capitalized software development costs—net	10,946	7,465
Goodwill	936,523	840,224
Intangible assets—net	390,422	399,812
Restricted cash	7,375	7,707
Other non-current assets	8,831	7,028

Total assets	$1,493,046	$1,383,162

Liabilities and members’ equity
Current liabilities:
Accounts payable	$9,470	$6,761
Accrued payroll and other compensation	12,843	10,066
Deferred revenue	101,339	79,507
Accrued expenses and other current liabilities	22,430	11,738

Total current liabilities	146,082	108,072

Noncurrent liabilities:
Long-term debt—net	552,134	456,751
Deferred tax liabilities—net	55,103	63,852
Other long-term liabilities	8,389	7,572

Total noncurrent liabilities	615,626	528,175

Total liabilities	761,708	636,247

Commitments and contingencies (Note 8)
Members’ equity:
Members’ equity, 927,733 units authorized, 871,881 and 855,097 units issued; 870,811 and 855,097 units outstanding, respectively	884,027	855,093
Additional paid-in capital	8,867	6,195
Treasury units, 1,070 and no units, respectively	(1,255)	—
Accumulated other comprehensive income (loss)	2,237	(5)
Accumulated deficit	(162,538)	(114,368)

Total members’ equity	731,338	746,915

Total liabilities and members’ equity	$1,493,046	$1,383,162

See notes to consolidated financial statements.

iCIMS HOLDING LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands, except unit and per unit data)

	2020	2019
Revenues	$251,283	$214,202
Cost of revenues	57,628	51,039

Gross profit	193,655	163,163
Operating expenses:
Sales and marketing	69,998	70,559
Research and development	48,255	43,121
General and administrative	51,752	42,274
Amortization of intangible assets	49,267	46,971

Total operating expenses	219,272	202,925

Operating loss	(25,617)	(39,762)

Interest and other (expense) income:
Interest expense—net	(39,140)	(40,528)
Other (expense) income—net	(121)	61

Total interest and other expense—net	(39,261)	(40,467)

Loss before income tax benefit	(64,878)	(80,229)
Income tax benefit	(16,708)	(21,149)

Net loss	$(48,170)	$(59,080)

Loss per unit:
Basic and diluted	$(56.16)	$(69.19)

Weighted average members’ equity units outstanding:
Basic and diluted	857,665	853,874

See notes to consolidated financial statements.

iCIMS HOLDING LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

	2020	2019
Net loss	$(48,170)	$(59,080)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,242	(5)

Total comprehensive loss	$(45,928)	$(59,085)

See notes to consolidated financial statements.

iCIMS HOLDING LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands except unit data)

						Accumulated Other Comprehensive Income (Loss)
	Members’		Additional Paid-in Capital	Treasury
	Equity			Units			Accumulated Deficit
	Units	Amount		Units	Amount			Total
BALANCE—January 1, 2019	853,514	$853,514	$681	—	$—	$—	$(57,796)	$796,399
ASC 606 transition adjustments	—	—	—	—	—	—	2,508	2,508
Unit options exercised	1,643	1,643	—	—	—	—	—	1,643
Net unit settlement for options exercised	(60)	(64)	—	—	—	—	—	(64)
Equity-based compensation	—	—	5,514	—	—	—	—	5,514
Comprehensive loss	—	—	—	—	—	(5)	(59,080)	(59,085)

BALANCE—December 31, 2019	855,097	855,093	6,195	—	—	(5)	(114,368)	746,915
Units issuance for acquisition	13,642	27,283	—	—	—	—	—	27,283
Participant units vested	150	150	(150)	—	—	—	—	—
Unit options exercised	5,008	5,015	—	—	—	—	—	5,015
Net unit settlement for options exercised	(2,016)	(3,514)	—	—	—	—	—	(3,514)
Acquisition of treasury units	—	—	—	(1,070)	(1,255)	—	—	(1,255)
Cash settlement of unit options	—	—	(2,276)	—	—	—	—	(2,276)
Equity-based compensation	—	—	5,098	—	—	—	—	5,098
Comprehensive (loss) income	—	—	—	—	—	2,242	(48,170)	(45,928)

BALANCE—December 31, 2020	871,881	$884,027	$8,867	(1,070)	$(1,255)	$2,237	$(162,538)	$731,338

See notes to consolidated financial statements.

iCIMS HOLDING LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

	2020	2019
Cash flows from operating activities:
Net loss	$(48,170)	$(59,080)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	56,536	51,758
Equity-based compensation	5,098	5,514
Amortization of deferred financing costs	1,801	1,641
Bad debt expense	1,553	588
Deferred rent expense	336	3,745
Deferred sales commissions expense	6,372	4,326
Lease exit and related cost adjustments	(14)	1,357
Contingent consideration	24	—
Deferred income taxes	(15,860)	(21,271)
Changes in assets and liabilities:
Accounts receivable	(211)	(19,993)
Prepaid expenses and other current assets	(2,876)	1,912
Other non-current assets	145	22
Accounts payable	2,438	4,410
Accrued expenses and other liabilities	5,523	(1,413)
Accrued payroll and other compensation	(6,745)	(7,029)
Lease exit liability	(467)	(5,372)
Deferred revenue	17,604	31,240

Net cash provided by (used in) operating activities	23,087	(7,645)

Cash flows from investing activities:
Purchase of property and equipment	(1,933)	(10,425)
Capitalized software development costs	(5,578)	(5,406)
Acquisitions—net of cash acquired	(98,100)	(57,288)

Net cash used in investing activities	(105,611)	(73,119)

Cash flows from financing activities:
Borrowings under the credit facility—net of original issue discount	93,600	63,700
Debt issuance costs	(18)	—
Payment associated with cash settlement of unit options	(2,276)	—
Acquisition of treasury units	(1,255)	—
Proceeds from exercise of unit options	5,015	1,644
Net unit settlement for exercised options	(3,514)	(64)

Net cash provided by financing activities	91,552	65,280

Net increase (decrease) in cash, cash equivalents and restricted cash	9,028	(15,484)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	281	(5)
Cash, cash equivalents and restricted cash—beginning of period	41,949	57,438

Cash, cash equivalents and restricted cash—end of period	$51,258	$41,949

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$43,883	$34,242

Restricted cash	$7,375	$7,707

See notes to consolidated financial statements.

iCIMS HOLDING LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

	2020	2019
Supplemental disclosures of cash and noncash activities:
Cash paid during the period for:
Income taxes	$252	$289

Interest	$31,014	$39,803

Noncash activities:
Payment of acquisition related earn-out from escrow	$—	$29,378

Issuance of equity units in connection with acquisition of business, at fair value	$27,283	$—

Contingent consideration associated with acquisition of business, at fair value	$460	$—

Net deferred tax liabilities established based on ASC 606 adoption	$—	$(988)

Net deferred tax assets (liabilities) established based on current period acquisitions	$(5,746)	$4,275

Property and equipment acquired but not yet paid for at period-end	$157	$234

See notes to consolidated financial statements.

iCIMS HOLDING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1. ORGANIZATION AND OPERATIONS

Description of Business

iCIMS Holding LLC (“iCIMS Holding”, formerly known as Cersei Topco, LLC) was formed in Delaware in 2018. Prior to the issuance of these consolidated financial statements, in March 2021, the Company filed a Certificate of Amendment with the state of Delaware to change its name from Cersei Topco, LLC to iCIMS Holding LLC. Unless the context otherwise indicates or requires, references to “we,” “us,” “our” and “the Company” shall refer to iCIMS Holding and its wholly-owned subsidiaries as a combined entity and “iCIMS” shall refer to iCIMS, Inc., the primary operating company.

iCIMS Holding, with its wholly owned subsidiaries, provides a cloud-based platform for recruiting and enables its customers to manage and scale their recruiting programs through the Company’s end-to-end iCIMS Talent Cloud platform. The Company’s wholly owned subsidiaries include iCIMS, Inc., iCIMS International, LLC, TextRecruit, Inc. (“TextRecruit”), Jibe, Inc. (“Jibe”), Opening HR Limited (“Opening HR”), EASYRECRUE SAS (“Easyrecrue”), and Altru Labs Inc. (“Altru”). The Company’s primary markets currently consist of North America and Europe. The Company is headquartered in Holmdel, New Jersey and its fiscal year end is December 31.

The COVID-19 outbreak has been declared a pandemic by the World Health Organization and has spread across the globe, impacting worldwide economic activity and financial markets. The Company has implemented a number of measures designed to protect the health and safety of its workforce and position the Company to maintain its healthy financial position. The Company’s continuity plan has enabled the Company to operate without disruption to the functionality and operation of its products and support for its customers. The Company believes that the COVID-19 outbreak did not have a material impact to its financial condition as of December 31, 2020 and results of operations for the year then ended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Consolidated Financial Statements—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Examples of estimates and assumptions include: the carrying value of accounts receivable, asset impairments, lease exit liability, capitalized software development costs, deferred tax valuation allowance, valuation of equity-based compensation, useful lives of tangible and intangible assets, and amounts recorded for contingencies and accrued expenses, as well as the initial fair value measurement of assets acquired and liabilities assumed in connection with acquisitions. The Company periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Actual results and outcomes may differ from management’s estimates.

Revenue Recognition—Revenues are recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company recognizes revenues from contracts with customers based on the following five steps in accordance with Accounting Standard Codification (“ASC”) 606, Revenues from Contracts with Customers:

1.	Identification of the contract, or contracts, with a customer

2.	Identification of all performance obligations in the contract

3.	Determination of the transaction price

4.	Allocation of the transaction price to the performance obligations in the contract

5.	Recognition of revenue as the Company satisfies a performance obligation

The Company identifies enforceable contracts with a customer when the agreement is signed. The Company accounts for individual performance obligations separately if they are distinct. Customer contracts are generally standardized and non-cancellable for the duration of the stated contract term.

Nature of Products and Services—The Company derives its revenues from two sources which are each considered separate performance obligations:

1.	Subscription: Subscription is comprised of subscription fees from customers utilizing the Company’s cloud-based solutions for a term typically ranging from two to three years, without allowing the customer to take possession of the software or transfer hosting to a third party. Subscription also includes support and maintenance, which includes when-and-if available software updates and technical support. The Company’s subscription does not require significant customization or modification of other promised products or services, and is not highly interdependent or interrelated to other promised products or services. The subscription represents a stand-ready obligation to provide continuous access and updates to the content throughout the subscription period. Subscription revenues are recognized ratably over the subscription period on a straight-line basis, beginning at the point when the customer is able to use and benefit from the subscription.

2.	Professional services: Professional services are mostly related to the implementation of the Company’s cloud-based solutions. Professional services are often sold as part of new subscription contracts and typically fulfilled by the Company. These services do not result in significant alterations nor do they add any new functionalities to the underlying solutions, or otherwise depend on other performance obligations. Professional services are accounted for as a separate performance obligation when contracted by the customer with its subscription. The Company recognizes the allocated transaction price to professional services ratably over the performance period, ranging from four to seven months, which aligns with the period the value is transferred to the customer.

Significant Judgements—The transaction price is generally based on fixed fees stated in the contract and excludes sales and similar taxes collected from customers. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. When the Company’s contracts with customers contain multiple performance obligations, the contract transaction price is allocated to each performance obligation based on the standalone selling price (“SSP”). The determination of SSP requires the Company to make certain estimates and judgments. In instances where SSP is not directly observable, such as when the Company does not sell the service separately, the Company determines the SSP using the information that may include the nature and complexity of the performance obligations; the geography, market conditions and competitive landscape for the sale. The Company updates its estimates of SSP on an ongoing basis through internal periodic reviews and as events or circumstances may require.

Contract Balances—The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenues have been recognized. The Company records contract liabilities to deferred revenue, which consists of billings and payments received in advance of performance obligations, and is recognized as the performance obligations are satisfied. Accordingly, the deferred revenue balance does not represent the total contract value of outstanding arrangements. In addition, the Company elected to apply the practical expedient under ASC 606-10-32-18 as the period between the transfer of products and services to customers and the payments by customers is one year or less. Payment terms are typically net 30 days, but in some cases longer. Deferred revenue that is expected to be recognized during the subsequent 12-month period is recorded as current deferred revenue and the remaining portion, if any, as noncurrent deferred revenue which is included in other long-term liabilities in the accompanying consolidated balance sheets.

Contract Acquisition Costs—The Company defers sales commissions paid to its sales force and related payroll taxes as these amounts are incremental costs of obtaining a contract with a customer and are recoverable from future revenue due to the non-cancelable customer agreements that give rise to such commissions. The portfolio approach under ASC 340-40, Contracts with Customers, is applied to deferred sales commissions as the Company reasonably expects that the related costs recorded under the portfolio approach will not differ materially from costs had they been recorded individually. Sales commissions for initial contracts are deferred on the consolidated balance sheets and amortized on a straight-line basis over a period of benefit that has been determined to be one to five years. Sales commissions for renewal contracts, which are considered not commensurate with the commissions on initial contracts, are deferred and amortized on a straight-line basis over the related contract renewal period, which is typically one to three years. Deferred sales commissions that are expected to be recognized during the subsequent 12-month period are recorded as current deferred commissions, while the long-term portion is included in other non-current assets. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of operations. The Company generally commences payment of sales commissions within 30 to 120 days after execution of customer agreements.

Cost of Revenues—The primary components of cost of revenues are costs related to delivering, maintaining, and supporting the Company’s cloud-based platform and delivering professional services and support. These costs included hosting and data center costs, salaries, benefits, and equity-based compensation for the Company’s hosting and professional services staff, as well as general overhead and amortization of capitalized software costs. The Company allocates general overhead, such as applicable shared rent, depreciation and utilities, to cost of revenues based on relative headcount.

Sales and Marketing Expense—Sales expense includes primarily salaries, sales incentive compensation, benefits, and equity-based compensation for the Company’s sales teams. Sales incentive compensation includes amortization of deferred commission and certain payments that are not considered incremental costs of obtaining a customer contract and therefore are expensed as incurred. Marketing expense usually is expensed as incurred and includes costs associated with branding, demand generation and other advertising, as well as salaries, benefits, and equity-based compensation for the Company’s marketing teams. The Company allocates general overhead, such as applicable shared rent, depreciation and utilities, to sales and marketing expense based on relative headcount.

Research and Development Expense—Research and development (“R&D”) expense includes investigative activities the Company conducts to improve existing offerings and the development of new products and services. R&D expense consists primarily of compensation expense for R&D employees. All such costs are expensed as incurred, except for certain internal-use software costs, which may be capitalized as defined in Capitalized Software Development Costs. R&D expense also includes allocated general overhead, such as applicable shared rent, depreciation and utilities based on relative headcount.

Amortization of Intangible Assets—Acquired intangible assets consist primarily of customer relationships, non-compete agreements, developed technology and trademarks. Acquired intangible assets are carried at fair value at the date of acquisition, less accumulated amortization. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 1 to 14 years for the Company. The estimated useful lives are based on the expected period of benefit of the acquired intangible.

Equity-Based Compensation—The Company estimates the fair value of unit option awards granted using the Black-Scholes pricing model and a single option award approach. The Company amortizes the fair value of unit option awards expected to vest for each tranche on a straight-line basis over its vesting period. The expected life for options granted is calculated using the simplified method described in U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 14, Share-Based Payment. The simplified method defines the expected life as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose share prices are publicly traded. The Company uses the historical volatilities of similar entities due to the lack of sufficient historical data of its stock price. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the unit option award was granted with a maturity equal to the expected term of the unit option award. No dividends are expected to be declared by the Company at this time. See Note 11, Equity-Based Compensation, for further information on equity-based compensation.

Income Taxes—iCIMS Holding is an ultimate parent of the tax group and has elected to be taxed as a C Corporation. Income taxes are accounted for under the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company’s assets and liabilities using enacted tax rates currently in effect as of the respective balance sheet date. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company follows the guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company records interest expense and penalties payable to relevant tax authorities as income tax expense.

Comprehensive Income—ASC 220, Comprehensive Income, established standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company’s other comprehensive income primarily results from foreign currency translation adjustments.

Cash and Cash Equivalents—The Company defines cash and cash equivalents as cash on hand, cash in banks, certificates of deposit, and money market funds purchased with original maturities of 90 days or less.

Accounts Receivable—Accounts receivable are recorded at original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on uncollectible accounts. The allowance is based on an evaluation of the collectability of accounts receivable and prior bad debt experience. Accounts receivable are written off when deemed uncollectible.

Unbilled receivables consist of revenue recognized in excess of billings, primarily related to the Company’s contracts with pricing escalation terms. The unbilled receivables expected to be billed and collected within one year are included in accounts receivable on the Company’s consolidated balance sheets, while the long-term portion was included in other non-current assets.

Property and Equipment—Property and equipment consist of computer equipment and software, furniture and fixtures, office equipment, and leasehold improvements and are stated at cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which are generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

Capitalized Software Development Costs—The Company capitalizes computer software development costs of its cloud-based recruiting platform in accordance with ASC 350-40, Internal-use Software. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality. Maintenance and training costs are expensed as incurred. Similarly, the Company also capitalizes external implementation costs incurred in any cloud-based software purchases under ASC 350-40. All costs associated with capitalized software development costs are amortized on a straight-line basis over their estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairments whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no such events or changes in circumstances in 2020 and 2019.

The amortization of the capitalized software development costs for the years ended December 31, 2020 and 2019 was $2.8 million and $0.8 million, respectively. The amortization of the capitalized software development costs is included in cost of revenues on the Company’s consolidated statements of operations. Accumulated amortization as of December 31, 2020 and 2019 was $3.7 million and $0.9 million, respectively.

Business Combinations—The Company accounts for business combinations using the acquisition method of accounting. The acquisition method of accounting requires that the purchase price, including the fair value of contingent consideration, of the acquisition be allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Payments made for contingent consideration recorded as part of an acquisition’s purchase price are reflected as financing activities in the Company’s consolidated statements of cash flows, if paid more than three months after the acquisition date. If paid within three months of the acquisition date, these payments are reflected as investing activities in the Company’s consolidated statements of cash flows. Changes in the fair value of contingent consideration are reflected in general and administrative expense in the Company’s statements of operations.

The purchase price allocation process requires the use of significant estimates and assumptions, including fair value estimates, as of the business combination date, including:

•	estimated fair values of intangible and tangible assets and assumed liabilities;

•	estimated fair values of legal performance commitments to customers assumed from the acquiree under existing contractual obligations (classified as deferred revenue); and

•	estimated income tax assets and liabilities assumed from the acquiree.

The Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, and these estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For adjustments to provisional amounts that are identified during the measurement period, the Company recognizes the adjustment in the reporting period in which the adjustment amounts are determined. Subsequent to the measurement period, any adjustments to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is determined.

Acquisition-related costs, such as legal, accounting and other costs incurred in connection with an acquisition, are expensed as incurred. The Company includes the operating results of acquisitions in its consolidated financial statements from the date of acquisition.

Goodwill—Goodwill is tested for impairment annually on October 1 of each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under ASC Subtopic 350-20, Goodwill and Other Intangible Assets, the Company may perform a qualitative assessment (step zero) to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that this is the case, the Company will compare the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any, with the loss not exceeding the total amount of goodwill allocated to that reporting unit. The Company has one reporting unit. No instances of impairment were identified in the Company’s annual tests in 2020 and 2019.

Impairment of Long-Lived Assets—Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company considers the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair market value of the asset is recognized. The Company’s management determined that no events or changes in circumstances have occurred that indicate the asset carrying values were no longer recoverable and that no impairment charge was necessary for the years ended December 31, 2020, and 2019.

Restricted Cash—The Company classifies all cash whose use is limited by contractual provision as restricted cash. Restricted cash represents deposits made to fully collateralize standby letters of credit issued in connection with the Company’s office lease arrangements.

Fair Value of Financial Instruments—The Company’s financial instruments consist primarily of cash equivalents, accounts receivable and accounts payable. The carrying amount of cash equivalents, accounts receivable and accounts payable approximates fair value because of the relatively short maturity of the instruments. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized. The fair value of contingent consideration is determined based on the likelihood of contingent earn-out payments.

Leases and Deferred Rent—For a lease that contains rent escalations, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease and records the difference between rent paid and the straight-line rent expense as deferred rent payable. Incentive payments received from landlords are recorded as leasehold improvements. The incentive is amortized on a straight-line basis over the lease term as a reduction of rent. As of December 31, 2020 and 2019, the total deferred rent liability was $5.5 million and $5.2 million, respectively. The deferred rent liability expected to be realized within one year was $0.3 million and $0.2 million as of December 31, 2020 and 2019, respectively, and included in accrued expenses and other current liabilities on the Company’s consolidated balance sheets.

Lease Exit Obligation—The Company recognizes a liability for costs associated with a lease exit or disposal activity when such obligation is incurred. A lease exit or disposal liability is measured initially at its fair value in the period in which the liability is incurred. The Company estimates the fair value based on a discounted cash flow model at the cease-use date of its operating leases as the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property, even where the Company does not intend to enter into a sublease. Estimating the cost of certain lease exit costs involves subjective assumptions, including the time it would take to sublease the leased location and the related potential sublease income. The estimated accruals for these costs could be significantly affected if future experience differs from the assumptions used in the initial estimate. The remaining balance of lease exit obligation at December 31, 2020 and 2019 was insignificant.

Deferred Financing Costs—Deferred financing costs, which include issuance costs and original discounts, are amortized over the life of the related debt arrangement on a straight-line basis. Unamortized deferred financing costs as of December 31, 2020 and 2019 were $7.9 million and $8.2 million, respectively, and has been recorded as an offset to long-term debt.

Concentration of Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The majority of the Company’s cash and cash equivalents, and restricted cash are deposited with major U.S. financial institutions and, at times, balances with any one financial institution may be in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Company also has cash and cash equivalents deposited in a number of different countries outside of the U.S. where similar FDIC insurance limits apply. The Company has not experienced any losses in such accounts. As of December 31, 2020 and 2019 the Company had uninsured balances of $49.4 million and $41.2 million, respectively.

The Company extends credit to its customers in the normal course of business on an unsecured basis based upon credit evaluations performed by management. An allowance for doubtful accounts is provided based on historical experience and management’s evaluation of outstanding accounts receivable. Accounts are written off when they are deemed uncollectible. The following table summarizes the changes in the carrying amount of the Company’s allowance for doubtful accounts (in thousands):

	2020	2019
Balance as of January 1,	$570	$634
Bad debt expense	1,553	588
Accounts written off and adjustments	(1,177)	(652)

Balance as of December 31,	$946	$570

For the years ended December 31, 2020 and 2019, no single customer generated more than 10% of the Company’s total revenues. At December 31, 2020 and 2019, no single customer accounted for greater than 10% of accounts receivable.

Foreign Currency Translation—The financial statements of the Company’s foreign subsidiaries are translated in accordance with ASC 830-30, Foreign Currency Matters – Translation of Financial Statements. The reporting currency for the Company is the U.S. dollar. The functional currencies of the Company’s subsidiaries in France and Ireland are the Euro and the functional currency of the Company’s United Kingdom subsidiary is the British Pound Sterling. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at each balance sheet date, while the equity is translated into U.S. dollars using its historical rate. Revenue and expense accounts of the Company’s foreign subsidiaries are translated using an average rate of exchange during the period. Foreign currency translation adjustments are accumulated as a component of other comprehensive income (loss) as a separate component of members’ equity. Gains and losses arising from transactions denominated in foreign currencies are primarily related to accounts receivable, and are recorded directly to the Company’s statement of operations. Foreign currency transactions included in general and administrative expenses were a loss of $0.2 million in 2020 and a gain of $0.1 million in 2019.

Segment Information—As defined by ASC 280, Segment Reporting, the Company operates as a single segment, as the chief operating decision maker makes operating decisions and assesses performance based on one single operating segment. The Company recorded revenues in the following geographic areas in 2020 and 2019 (in thousands):

	2020	2019
Revenues:
United States of America	$238,743	$203,258
Other	12,540	10,944

Total	$251,283	$214,202

Revenues by geographic area are presented based upon the country in which revenues were generated. No individual country other than the United States represented 10% or more of the total revenues for any of the period presented.

The following table summarizes long-term assets by geographic area as of December 31, 2020 and 2019 (in thousands):

	2020	2019
Long-lived assets:
United States of America	$1,312,687	$1,295,942
Other	72,087	140

Total	$1,384,774	$1,296,082

Emerging Growth Company Status—The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act.

Recently Adopted Accounting Pronouncements—In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, that clarifies the guidance in ASU No. 2016-01 on equity securities and certain fair value option liabilities among other things. Under the new guidance, entities have to measure equity investments (except those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) at fair value and recognize any changes in fair value in net income. However, for equity investments that don’t have readily determinable fair values and don’t qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value (NAV) per share (or its equivalent) of the investment, the guidance provides a new measurement alternative. Entities may choose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For financial liabilities measured using the fair value option in ASC 825, Financial Instruments, entities need to present any change in fair value caused by a change in instrument-specific credit risk (i.e., the entity’s own credit risk) separately in other comprehensive income. The Company adopted ASU No. 2016-01 and ASU No. 2018-03 on January 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Cash Flows—Classification of Certain Cash Receipts and Cash Payments, which addresses the diversity in practice around presentation of certain cash receipts and payments in the statement of cash flows. The Company adopted ASU No. 2016-15 on January 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when those transfers occur. The Company adopted ASU No. 2016-16 on January 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing costs incurred to develop or obtain internal-use software. ASU No. 2018-15 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual periods, with early adoption permitted. The new guidance is required to be applied either retrospectively or prospectively to all implementation costs after the date of adoption. The Company early adopted ASU No. 2018-15 on January 1, 2019, and the adoption resulted in approximately $1.2 million of net capitalized implementation costs, which was included in capitalized software development costs, net, as of December 31, 2019.

In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements of ASC 820, some prospectively and some retrospectively. ASU No. 2018-13 is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those annual periods. The Company adopted ASU No. 2018-13 on January 1, 2020, and the adoption did not have a material impact on its fair value disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides entities with temporary optional financial reporting alternatives to ease the potential burden in accounting for reference rate reform and includes a provision that allows entities to account for a modified contract as a continuation of an existing contract. ASU 2020-04 is effective upon issuance and can be applied through December 31, 2022. The Company adopted ASU No. 2020-04 upon issuance, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Pending Adoption—In February 2016, the FASB issued ASU No. 2016-02, Leases, which replaces previous lease guidance in its entirety with ASC 842. The new guidance requires lessees to recognize lease assets and lease liabilities for those arrangements classified as operating leases under previous guidance, with the exception of leases with a term of twelve months or less. The new guidance also adds quantitative and qualitative disclosure requirements around leasing activities. Originally, entities were required to adopt ASU No. 2016-02 using a modified retrospective method; however, in July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities with an additional choice of transition method. Under ASU No. 2018-11, entities have the option of recognizing the cumulative effect of applying the new standard as an adjustment to beginning retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. In June 2020, the FASB issued ASU No. 2020-05, Revenue from contracts with customers (Topic 606) and leases (Topic 842)—Effective dates for certain entities, to provide a limited deferral of the effective date of the effective date of ASU No. 2016-02. After the amendment from ASU 2020-05, ASU No. 2016-02 is now effective for private entities for annual periods beginning after December 15, 2021. The Company will adopt ASU No. 2016-02 on January 1, 2022 and is presently evaluating the impact of the adoption on its consolidated financial statements.

In April 2019, FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The ASU clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments (addressed by ASUs 2016-13, 2017-12, and 2016-01, respectively). ASU 2019-04 is effective for fiscal years beginning after December 15, 2022. The Company is presently evaluating the impact of the adoption on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which enhances and simplifies various aspects of income tax accounting guidance. ASU No. 2019-12 is effective for private entities for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2019-12 on its consolidated financial statements.

3. REVENUE RECOGNITION

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and its related amendments (collectively, known as ASC 606, Revenues from Contracts with Customers) effective January 1, 2019, using the modified retrospective approach to all contracts not completed at the date of initial application. A total of $2.5 million net cumulative effect associated with the adoption of ASC 606 was recorded in the Company’s opening balance of accumulated deficit as of January 1, 2019 relating to contracts that were entered into prior to and remained in progress subsequent to the adoption and consisted of the following:

•

$1.7 million reduction in deferred revenue and $0.4 million increase in unbilled receivables primarily relating to the acceleration of revenue recognition associated with professional services delivered prior to adoption.

•	$1.5 million increase in deferred sales commissions. Such costs were expensed as incurred prior to adoption but considered to be costs to obtain a contract under ASC 606.

•	$1.0 million increase in deferred tax liabilities as a result of the related tax impact from the adoption.

The adoption of ASC 606 had no impact to net cash provided by or used in operating, investing or financing activities in the Company’s consolidated statement of cash flows for the year ended December 31, 2019.

Disaggregation of Revenues

The following table summarizes the disaggregation of revenues into categories based on their types of services (in thousands):

	2020	2019
Subscription	$240,461	$201,689
Professional services	10,822	12,513

Total revenues	$251,283	$214,202

Remaining Performance Obligations

Revenues allocated to remaining performance obligations represent contracted revenues that have not yet been recognized, which include deferred revenue and noncancellable amounts to be invoiced. As of December 31, 2020, the Company had $434.8 million of remaining performance obligations and expects to recognize such amounts into revenues as follows (in thousands):

Within 1 year	$221,566
1-3 years	208,101
Thereafter	5,166

$434,833

Contract Balances

The following table summarizes the changes in the carrying amount of the Company’s contract liabilities (in thousands):

	2020	2019
Deferred revenue as of January 1,	$79,507	$43,654
Impact from ASC 606 adoption	—	(1,677)
Additions related to acquisition	4,093	6,289
Deferral of revenues	248,272	231,560
Recognition of revenues	(230,533)	(200,319)

Deferred revenue as of December 31,	$101,339	$79,507

As the Company’s deferred revenue was all current and to be recognized within the subsequent 12-month period, the revenues recognized in the reporting period included the entire balance of contract liabilities at the beginning of the period.

The following table summarizes the changes in the carrying amount of the Company’s contract assets (in thousands):

	2020	2019
Unbilled receivable as of January 1,	$1,938	$5,025
Impact from ASC 606 adoption	—	12
Additions related to acquisition	361	—
Contract assets earned	20,344	8,198
Contract assets invoiced	(19,418)	(11,297)

Unbilled receivable as of December 31,	$3,225	$1,938

Current unbilled receivable (included in accounts receivable-net of allowance)	3,169	1,739
Noncurrent unbilled receivable (included in other non-current assets)	56	199

Unbilled receivable as of December 31,	$3,225	$1,938

Contract Acquisition Costs

The following table summarizes the activity of the Company’s contract acquisition costs (in thousands):

	2020	2019
Deferred sales commission as of January 1,	$10,990	$1,511
Deferral of sales commissions	10,080	13,805
Recognition of sales commissions	(6,372)	(4,326)

Deferred sales commission as of December 31,	$14,698	$10,990

Current deferred sales commissions	6,277	4,517
Noncurrent deferred sales commissions (included in other non-current assets)	8,421	6,473

Deferred sales commission as of December 31,	$14,698	$10,990

4. BUSINESS COMBINATIONS

The Company accounts for its business combinations in accordance with ASC 805, Business Combinations. The goodwill represents the excess of the purchase consideration over the fair value of the underlying intangible assets and net liabilities assumed. Goodwill recognized in the Company’s acquisitions is primarily attributable to the assembled workforce and the expected future growth. This goodwill is not deductible for income tax purposes.

The Company amortizes intangible assets on a straight-line basis over their estimated useful lives. The estimation of the fair value of the intangible assets requires the use of valuation techniques and entails consideration of all the relevant factors that might affect the fair value, such as present value factors, estimates of future revenues and costs.

2020 Acquisitions

Opening HR Acquisition—On May 11, 2020, the Company acquired all outstanding shares of Opening HR, an Ireland based artificial intelligence (AI) recruiting solution, for a purchase consideration of $3.3 million in cash. Opening HR was combined into the Company’s single operating segment. With this acquisition, the Company expanded its iCIMS Talent Cloud platform with AI and machine learning capabilities.

The Company’s results for the year ended December 31, 2020 include the operations of Opening HR since the date of acquisition on May 11, 2020. The Company does not consider the acquisition significant to its consolidated results of operations and therefore the related pro forma information related to revenues and earnings has not been presented. Revenues and earnings related to Opening HR for the year ended December 31, 2020 were insignificant.

The purchase consideration was allocated to the assets purchased and liabilities assumed based on their estimated fair value at the date of the acquisition. The purchase consideration consisted of cash consideration of $2.8 million paid by the Company at closing and an additional performance-based earn out payment of up to €0.5 million (Euros). The earn-out payment is contingent upon the achievement of future product integration payable in 18 months from the date of acquisition. This contingent consideration associated with the earn out payment had an estimated fair value of $0.5 million as of the acquisition date.

In connection with this acquisition, the Company acquired an intangible asset associated with Opening HR developed technology of $1.8 million and assumed net liabilities of $0.4 million, resulting in recognition of goodwill of $1.8 million.

The Company has preliminarily completed the fair value of the assets acquired and liabilities assumed as of December 31, 2020. In connection with this acquisition, the Company incurred $0.3 million of acquisition related expenses which were primarily related to legal and consulting fees and included in general and administrative expense on the Company’s consolidated statements of operations for the year ended December 31, 2020.

Easyrecrue Acquisition—On November 17, 2020, the Company acquired all outstanding shares of Easyrecrue, a French based provider of video interviewing and digital assessment capabilities that optimize the candidate and employee experience, from recruitment to internal mobility, for a purchase consideration of $69.3 million in cash. Easyrecrue was combined into the Company’s single operating segment. In conjunction with this acquisition, the Company amended the existing credit agreement to borrow an additional $70.0 million term loan. See Note 7, Debt, for more details. With this acquisition, the Company expanded its global footprint and its service offerings through the ability to integrate new live and on-demand video interviewing functionalities, scheduling capabilities, and customizable assessments.

The following table summarizes the allocation of the purchase consideration, based on the estimated fair value of the acquired assets and assumed liabilities at the acquisition date (in thousands):

		Useful Life
Assets acquired:
Cash and restricted cash	$4,119
Accounts receivable	2,180
Total other assets	1,100
Goodwill	47,306	Indefinite
Developed technology	8,335	6
Customer relationships	12,979	8

Fair value of assets acquired	76,019

Liabilities assumed:
Accounts payable	277
Deferred revenue	2,025
Deferred income tax—net	1,353
Total other liabilities	3,061

Fair value of liabilities assumed	6,716

Purchase consideration	$69,303

In connection with this acquisition, the Company incurred $3.4 million of acquisition related expenses which were included in general and administrative expense on the Company’s consolidated statements of operations for the year ended December 31, 2020. Of this amount, a $1.8 million charge was associated with the transaction bonus paid to Easyrecrue’s employees at closing. The remaining $1.6 million of acquisition related expenses was related to legal and consulting fees. The Company will finalize its assessment of the fair value of the assets acquired and liabilities assumed as of the acquisition date, which is subject to change as additional information is received, primarily as certain tax matters and other estimates are finalized during 2021. The Company does not expect its completion of the assessment to have a material effect on its consolidated financial statements. Easyrecrue’s operations have been included in the Company’s consolidated financial statements since the date of acquisition on November 17, 2020. Revenues and earnings related to Easyrecrue for the year ended December 31, 2020 were insignificant.

Altru Acquisition—On December 10, 2020, the Company acquired all outstanding shares of Altru, a U.S. based provider of interactive employee-generated content that changes career sites from static to dynamic sources of engagement and interactivity. Altru was combined into the Company’s single operating segment. The Company paid total purchase consideration of approximately $60.0 million, which consisted of $32.7 million in cash and the issuance of 13,642 units of the Company’s equity with a fair market value of $27.3 million. With this acquisition, the Company expanded its service offerings to help organizations easily capture, edit, brand, approve, and distribute employee-generated video content to use on corporate websites and social media, as well as through email and text campaigns. In conjunction with this acquisition, the Company borrowed $25.0 million against the revolving facility under its existing credit facility. See Note 7, Debt, for more details.

The following table summarizes the allocation of the purchase consideration, based on the estimated fair value of the acquired assets and assumed liabilities at the acquisition date (in thousands):

		Useful Life
Assets acquired:
Cash and restricted cash	$2,434
Accounts receivable	2,229
Goodwill	45,709	Indefinite
Developed technology	10,900	6
Customer relationships	5,200	8

Fair value of assets acquired	66,472

Liabilities assumed:
Deferred revenue	2,060
Deferred income tax—net	3,903
Total other liabilities	552

Fair value of liabilities assumed	6,515

Purchase consideration	$59,957

In connection with this acquisition, the Company incurred $3.4 million of acquisition related expenses which were included in general and administrative expense on the Company’s consolidated statements of operations for the year ended December 31, 2020. Of this amount, a $1.8 million charge was associated with the acceleration of Altru’s stock options and $0.6 million was related to the transaction bonus paid to Altru’s employees at closing. The remaining $1.0 million of acquisition related expenses was related to legal and consulting fees. The Company will finalize its assessment of the fair value of the assets acquired and liabilities assumed as of the acquisition date, which is subject to change as additional information is received, primarily as certain tax matters and other estimates are finalized during 2021. The Company does not expect its completion of the assessment to have a material effect on its consolidated financial statements. Altru’s operations have been included in the Company’s consolidated financial statements since the date of acquisition on December 10, 2020. Revenues and earnings related to Altru for the year ended December 31, 2020 were insignificant.

The following unaudited pro forma information presents the combined results of the Company as if Easyrecrue and Altru acquisitions had occurred on January 1, 2019 (in thousands, except per unit data):

	2020	2019
Revenues	$259,812	$220,912
Net loss	(52,421)	(76,765)
Net loss per unit, basic and diluted	$(60.22)	$(88.49)

The pro forma adjustments primarily relate to amortization of acquired intangible assets, reduction of deferred revenue, additional interest expense related to additional debt that would be needed to fund the acquisitions, adjustment to reflect acquisition costs that would have been incurred in 2019, and the estimated tax impact from these adjustments.

2019 Acquisition

Jibe Acquisition—On June 14, 2019, the Company acquired all outstanding shares of Jibe, a U.S.-based provider of cloud-based recruiting platform dedicated to helping customers to attract and engage candidates using the latest technology, for a purchase consideration of $57.8 million in cash. Jibe was combined into the Company’s single operating segment. In conjunction with this acquisition, the Company amended the existing credit agreement to borrow an additional $65.0 million term loan. See Note 7, Debt, for more details. With this acquisition, the Company expanded its service offerings in recruitment marketing, which help organizations elevate the way candidates engage with their brand through automation, personalization, and measurement capabilities.

The following table summarizes the allocation of the purchase consideration, based on the estimated fair value of the acquired assets and assumed liabilities at the acquisition date (in thousands):

		Useful Life
Assets acquired:
Cash and restricted cash	$557
Accounts receivable	1,107
Deferred income tax—net	4,275
Total other assets	272
Goodwill	37,950	Indefinite
Developed technology	7,000	4
Trademarks	100	1
Customer relationships	15,100	9

Fair value of assets acquired	66,361

Liabilities assumed:
Accounts payable	473
Deferred revenue	6,789
Total other liabilities	1,254

Fair value of liabilities assumed	8,516

Purchase consideration	$57,845

In connection with this acquisition, the Company incurred $1.0 million of acquisition related expenses which were primarily related to legal and consulting fees and included in general and administrative expense on the Company’s consolidated statements of operations for the year ended December 31, 2019. Jibe’s operations have been included in the Company’s consolidated financial statements since the date of acquisition on June 14, 2019. Revenues and net loss related to Jibe for the year ended December 31, 2019 were $6.7 million and $3.5 million, respectively.

The following unaudited pro forma information presents the combined results of the Company for the year ended December 31, 2019 as if Jibe acquisition had occurred on January 1, 2018 (in thousands, except per unit data):

2019
Revenues	$225,456
Net loss	(64,949)
Net loss per unit, basic and diluted	$(76.06)

The pro forma adjustments primarily relate to amortization of acquired intangible assets, reduction of deferred revenue, additional interest expense related to additional debt that would be needed to fund the acquisitions, adjustment to reflect acquisition costs that would have been incurred in 2018, and the estimated tax impact from these adjustments.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	As of December 31,
	2020	2019
Computer equipment and software	$3,235	$2,551
Furniture and fixtures	6,670	5,973
Office equipment	1,468	1,426
Leasehold improvements	28,678	28,713

Total property and equipment	40,051	38,663
Less accumulated depreciation	(9,374)	(4,817)

Property and equipment—net	$30,677	$33,846

The depreciation expense for the years ended December 31, 2020 and 2019 was $4.5 million and $3.8 million, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of the Company’s goodwill balance were as follows (in thousands):

At January 1, 2019	$802,774
Adjustment to goodwill related to iCIMS acquisition	(500)
Addition to goodwill related to Jibe acquisition	37,950

At December 31, 2019	840,224
Adjustment to goodwill related to Opening HR acquisition	1,810
Adjustment to goodwill related to Easyrecrue acquisition	47,306
Adjustment to goodwill related to Altru acquisition	45,709
Foreign currency translation adjustments	1,474

At December 31, 2020	$936,523

The following summarizes intangible assets activity (in thousands):

	Weighted average Useful Life	As of December 31, 2020			As of December 31, 2019
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	13.5	$350,883	$(54,919)	$295,964	$332,300	$(30,363)	$301,937
Non-compete agreements	4.0	7,200	(4,140)	3,060	7,200	(2,340)	4,860
Developed technology	5.1	113,494	(42,402)	71,092	92,200	(23,100)	69,100
Trademarks	8.0	28,600	(8,294)	20,306	28,600	(4,685)	23,915

Total intangible assets		$500,177	$(109,755)	$390,422	$460,300	$(60,488)	$399,812

Total amortization expense for the years ended December 31, 2020 and 2019 was $49.3 million and $47.0 million, respectively.

As of December 31, 2020, the Company expects amortization expense in future periods to be as follows (in thousands):

Years Ending December 31,
2021	$54,434
2022	53,879
2023	46,559
2024	33,829
2025	33,589
Thereafter	168,132

$390,422

7. DEBT

On September 12, 2018, the Company’s indirect subsidiaries, Cersei Parent Holdings, LLC (“Cersei Parent Holdings”) and iCIMS, and certain of their subsidiaries, entered into a credit agreement with various lenders (“Credit Agreement”), providing the Company with a term facility in the aggregate principal amount of $400.0 million (“Term Loan”) and the ability to draw additional funds through a revolving facility (“Revolver”) of up to $25.0 million, with a maturity date of September 12, 2024. In June 2019, the Company amended the Credit Agreement and increased the Term Loan borrowing by an additional $65.0 million to fund the acquisition of Jibe. In November 2020, the Company further amended the Credit Agreement and increased the Term Loan by an additional $70.0 million to fund the acquisition of Easyrecrue. The Revolver was undrawn at inception and through December 9, 2020 until the Company withdrew $25.0 million to fund the acquisition of Altru.

The principal amount of the Term Loan, as amended, is payable at the maturity date. Any amounts drawn from the Revolver are payable at the maturity date. The interest rate for the Credit Agreement may be either (a) Alternate Base Rate, which is equal to the greatest of the Wall Street Journal Prime Rate, the Federal Funds Rate in effect on such day plus 0.5%, or one month adjusted LIBO rate plus 1.0%, and plus an applicable margin of 5.50%; or (b) Eurodollar Rate, which is equal to the adjusted LIBO rate plus an applicable margin of 6.50%. In addition, any undrawn Revolver is subject to a quarterly unused fee at an annual rate of 0.5% of the average undrawn balance. If the Company can satisfy the total leverage ratio at certain levels as specified in the Credit Agreement beginning from December 31, 2021 (or prior to such date if elected by the Company in writing), the applicable margin and the unused fee rate thereafter can be reduced to as much as 4.0% for Alternate Base Rate or 5.0% for Eurodollar Rate, and 0.375%, respectively.

The Credit Agreement contains customary representations and warranties, events of default and affirmative and negative covenants, including reporting covenants requiring certain monthly, quarterly and annual financial information, in addition to restrictions on the incurrence of additional indebtedness, the payment of dividends, sale of assets, and entering into any merger or acquisition. As of December 31, 2020 and 2019, the Company was in compliance with all covenants.

In connection with the initial Term Loan borrowing in September 2018 and subsequent additional Term Loan borrowings from the Credit Agreement, the Company incurred deferred financing costs, of which a total of $11.2 million was related to the debt discount and a total of $0.7 million was related to debt issuance costs. Except for the $0.2 million of debt issuance costs incurred from the subsequent additional Term Loan borrowings in June 2019 and November 2020, the deferred financing costs related to the Term Loan were included in long-term debt on the Company’s consolidated balance sheet and are amortized into interest expense over the contractual term of the borrowings on a straight-line basis. The Company expensed such debt issuance costs of $0.2 million on its statements of operations for the year ended December 31, 2020 as the related additional Term Loan borrowings in June 2019 and November 2020 were considered debt modifications in accordance with ASC 470-50, Modifications and Extinguishment.

Amortization expense related to deferred financing costs for the years ended December 31, 2020 and 2019 was $1.8 million and $1.6 million, respectively. As of December 31, 2020, the carrying amount of the Term Loan was $527.1 million, net of $7.9 million in deferred financing costs. As of December 31, 2019, the carrying amount of the Term Loan was $456.8 million, net of $8.2 million in deferred financing costs.

The Company recognized interest expense related to its Term Loan and Revolver of $37.2 million and $38.6 million during the years ended December 31, 2020 and 2019, respectively. The effective interest rate for the years ended December 31, 2020 and 2019 was 7.8% and 8.8%, respectively.

Future maturities of amounts outstanding under the Term Loan and the Revolver are as follows (in thousands):

Years Ending December 31,
2021	$—
2022	—
2023	—
2024	560,000
2025	—

$560,000

8. COMMITMENTS AND CONTINGENCIES

Lease commitments—The Company leases office space under operating lease agreements, which generally are non-cancellable. These leases generally are renewable and provide for the payment of certain occupancy expenses. In July 2016, the Company entered into a 15-year lease agreement for its new corporate headquarters, which commenced in November 2017. The Company’s previous headquarters and office space in Matawan, New Jersey, were subleased to unrelated third parties after the Company moved to its new corporate headquarters in November 2017.

The following table provides the summary of the Company’s leased properties and their terms.

Location	Use	Year of Expiration
Bell Works-Holmdel, New Jersey	New corporate headquarters	2032
Matawan, New Jersey	Former corporate headquarters subleased to unrelated third parties	2023
New York, New York	Office space	2022
Paris, France	Office space	2022
Madrid, Spain	Office space	2023
Dubai, UAE	Office space	2021

The following is a schedule of future minimum lease payments required under operating leases (in thousands):

Years Ending December 31	Lease Commitments	Sublease Income	Net Lease Commitments
2021	$11,035	$(1,587)	$9,448
2022	11,121	(1,638)	9,483
2023	9,318	(838)	8,480
2024	8,443		8,443
2025	8,602		8,602
Thereafter	63,828		63,828

	$112,347	$(4,063)	$108,284

Rent expense for the years ended December 31, 2020 and 2019 was $7.8 million and $6.6 million, respectively. The Company had several outstanding standby letters of credit issued in connection with office leases in the amount of $7.2 million and $7.5 million as of December 31, 2020 and 2019, respectively. These standby letters of credit were fully collateralized by the restricted cash held at two unrelated financial institutions.

401(k) Plan—The Company maintains a 401(k) profit sharing plan for all employees over 21 years of age as of their first day of employment. Employees may defer up to 100% of their gross pay subject to Internal Revenue Code limitations. The Company provided a company match of 50% of an employee’s contributions, subject to a cap of 3% of the employee’s base salary. The Company incurred expense relating to matching contributions of $2.4 million and $2.2 million for the years ended December 31, 2020 and 2019, respectively.

Litigation—The Company is, from time-to-time, party to litigation arising in the normal course of its business. The Company has also agreed to indemnify its directors and officers to the fullest extent allowed under applicable law for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s services as a director or officer of the Company, or arising as a result of that person serving at the request of the Company as a director, officer, employee or agent of another enterprise. The Company maintains director and officer insurance coverage that should enable the Company to recover a portion of any future amounts paid. While management currently believes that none of these actions will have a material impact in the Company’s consolidated financial statements, these matters are subject to inherent uncertainties and management’s view may change in the future.

9. MEMBERS’ EQUITY

Members’ Equity—The Company is a multi-member LLC and majority-owned by Vista Equity Partners (“Vista”). The Company’s Board of Managers, through the limited liability company agreement, has the authority to admit additional members.

From time to time, the Company grants equity unit options to its employees pursuant to the terms of the 2018 Non-Qualified Unit Option Plan (“2018 Plan”). Under the provision of the 2018 Plan, the plan participants are allowed for a cashless exercise to cover their exercise costs including their income tax withholding obligation upon exercise. On the date of exercise, the Company determines the number of units to be withheld based on the fair value of the Company’s common unit on the exercise date, which equals to the amount of the plan’s participant’s exercise costs. Those withheld units are then accounted for as unissued units.

Treasury Units—The Company has a right to repurchase the common units back from the plan participants when they are no longer employed by the Company in accordance with the provision of the 2018 Plan. The repurchase price is determined based on the fair value of the Company’s common unit on the repurchase date. These repurchased units are then held as Company treasury units at cost for future reissuance. In 2020, the Company repurchased 1,070 units at an average price $1,172.70 per unit in connection with the repurchases from terminated employees. No repurchases occurred in 2019.

10. EARNINGS PER UNIT

The Company follows ASC 260, Earnings Per Share, in calculating earnings per unit. Basic earnings per unit is calculated by dividing net income (loss) to common unit holders by the weighted-average number of units outstanding during the period. Diluted earnings per unit includes the determinants of basic net income (loss) per unit and, in addition, gives effect to the potential dilution that would occur if securities or other contracts to issue common units are exercised, vested or converted into common units unless they are anti-dilutive. For 2020 and 2019, the diluted loss per unit excluded the impact of 13,195 and 2,669 units of equity options because the effect would be anti-dilutive.

11. EQUITY-BASED COMPENSATION

On September 12, 2018, the Company’s Board of Managers adopted the 2018 Plan and granted awards in order to provide incentives to certain employees of the Company. Under the 2018 Plan, 94,835 units in aggregate are available for issuance. The Company generally grants time-based service options (“Time-Based Options”) and performance-based options (“Return Target Options”). Time-Based Options vest over four years with 25% vesting after 12 months (“First Vesting Date”) and an additional 6.25% vest at the end of each full three calendar month period after the First Vesting Date. Return Target Options vest upon the sale of the business subject to certain conditions specified in the 2018 Plan and the Company has not recognized any expense related to these options as the likelihood of meeting the performance obligation is unmeasurable. An option holder must be an employee of the Company at the date of sale of the business.

Equity-based compensation included in the Company’s consolidated statements of operations is as follows (in thousands):

	2020	2019
Cost of revenues	$241	$53
Sales and marketing	922	689
Research and development	668	723
General and administrative	3,267	4,049

	$5,098	$5,514

Time-Based Options

The Company estimated the fair value of Time-Based Options using the Black-Scholes option-pricing model. The following assumptions were used to estimate the fair value of Time-Based Options granted:

	2020	2019
Risk-free rate	0.52%	2.15%
Dividend yield	—	—
Volatility	40.48%	37.03%
Expected life	6.11 years	6.11 years

The following table summarizes the status of the Company’s Time-Based Options activity as of December 31, 2020, and changes during the year then ended (in thousands, except units and per unit data):

	Number of Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Values
Balance as of January 1, 2020	46,070	$1,002.45
Granted	11,194	1,247.24
Exercised	(5,008)	1,001.29
Canceled	(4,742)	1,000.00
Forfeited	(12,192)	1,008.78

Outstanding as of December 31, 2020	35,322	$1,078.34	8.49	$32,863

Exercisable as of December 31, 2020	12,590	$1,000.94	7.99	$12,688

Vested and expected to vest as of December 31, 2020	35,322	$1,078.34	8.49	$32,863

The weighted-average grant-date fair value of Time-Based Options granted during the years ended December 31, 2020 and 2019 was $354.52 and $374.43, respectively. The total intrinsic value of Time-Based Options exercised during 2020 and 2019 was $2.3 million and $0.1 million, respectively. As of December 31, 2020, there was a total of $8.6 million of unrecognized compensation cost related to all non-vested Time-Based Options granted, as recorded in accordance with ASC 718. The cost is expected to be recognized over a weighted average remaining period of 2.57 years. The total fair value of Time-Based Options vested during 2020 and 2019 was $3.7 million and $4.6 million, respectively.

Return Target Options

The following table summarizes the status of the Company’s Return Target Options as of December 31, 2019, and changes during the year then ended:

Number of Units
Balance—January 1, 2020	23,340
Granted	5,597
Vested	—
Forfeited	(9,768)

Balance—December 31, 2020	19,169

Long-Term Incentive Plan

In February 2019, the Company’s Board of Managers adopted the Long-Term Incentive Plan (“LTIP”). Under the LTIP, from time to time, certain employees of the Company were granted long-term target incentive cash awards which will be payable upon continued employment and upon a liquidity event if a defined equity return multiple is achieved. The final incentive cash award amount payable to the employees will be determined based on the level of achieved equity return multiple. As of December 31, 2020, the total base value of the incentive cash awards before the multiple under the LTIP was $7.7 million. As the multiple is tied to a liquidity event, any compensation charge associated with these awards is considered equity-based compensation in accordance with ASC 718. Since a liquidity event is a contingent event and generally not considered probable until the event occurs, no compensation expense for the LTIP was recognized in the Company’s consolidated statements of operations in 2020 and 2019.

Unit Purchase Agreement

On March 2, 2020, the Company entered into a Unit Purchase Agreement (“Purchase Agreement”) with its Chief Executive Officer (CEO). According to the Purchase Agreement, the CEO agreed to purchase 28,500 restricted units (“CEO Restricted Units”) of the Company at a price per unit of $1,121.90 (for an aggregate purchase price of $32.0 million). In connection with the purchase of the CEO Restricted Units, the Company provided a partial recourse loan evidence by a promissory note (“Note”) secured by the CEO Restricted Units in a principal amount equal to the aggregate purchase price of the CEO Restricted Units. In accordance with the Note, 51% of the Note outstanding balance is recourse and the remaining 49% is non-recourse. The interest on the loan under the Note accrues at 1.93% per year compounded annually on the unpaid principal until the entire principal balance is paid in full. The maturity date is the ninth anniversary of the Note, or immediately prior to a sale of the Company, or some other liquidation events as defined in the Purchase Agreement. As of December 31, 2020, $32.0 million aggregate principal amount remained outstanding, with no principal repayments or interest payments made since March 2020.

Under the Purchase Agreement, the CEO Restricted Units contain certain vesting conditions, in which 19,000 purchased units are service-based and 9,500 purchased units are performance-based where the vesting conditions are identical to the Time-Based Options and Return Target Options, respectively. In June 2020, the Purchase Agreement and the Note were approved by the Company’s Board of Managers.

The Company has determined that the Note should be accounted for together as nonrecourse because the allocation between recourse and nonrecourse was not distinctly aligned with the corresponding percentages between service-based and performance base of the underlying purchase units. As a result, the exchange of CEO Restricted Units for the Note was effectively the same as granting stock options with its fair value to be recorded as equity-based compensation expense over the vesting period beginning from June 2020 in accordance with ASC 718. Consistent with the Return Target Options, since the 9,500 performance-based CEO Restricted Units are vested upon the sale of the business, its fair value is not determinable as the likelihood of meeting the performance obligation is unmeasurable, and therefore no expense has been recorded. In addition, the principal and interest of the Note were considered as part of the exercise price of the option, and therefore no interest income and notes receivable were recognized.

The Company engaged an independent third-party valuation specialist to determine the fair value of the 19,000 service-based CEO Restricted Units. The Company utilized the Binomial Lattice valuation model as such valuation was considered the accepted approach to value stock options with indexed exercise prices, specifically relating to options with predetermined increases in exercise prices. The following assumptions were used to estimate the fair value of the service-based CEO Restricted Units:

Risk-free rate	0.3%
Dividend yield	—
Volatility	60.0%
Accreted value of the Notes	107.0%

Based on the result of the valuation, the grant date fair value of the 19,000 service-based CEO Restricted Units was $255.11 per unit resulting in approximately $4.8 million of equity-based compensation expense to be recognized over 4 years beginning from June 2020. For the year ended December 31, 2020, a total of

$0.9 million of equity-based compensation expense associated with the service-based CEO Restricted Units was recognized and included in general and administrative expense on the Company’s consolidated statement of operations. As of December 31, 2020, an unrecognized compensation cost of $3.9 million was expected to be recognized over 3.17 years.

Cash Settlement of Unit Options

In May 2020, the Company entered a separation agreement with one of its executives. As part of the separation agreement, the Company agreed to pay a total of $2.3 million in cash in exchange for all of the executive’s vested and unvested unit options. The Company determined that this settlement was considered a Type III modification (Improbable-to-probable) in accordance with ASC 718. As a result, the Company recorded an incremental equity-based compensation charge of $0.1 million during the year ended December 31, 2020, which represented the difference between the amount of cash settlement and the total recognized equity-based compensation through the executive’s separation date.

12. INCOME TAXES

Income (loss) before income tax benefit by jurisdiction is as follows (in thousands):

	2020	2019
U.S. loss	$(62,597)	$(80,359)
Non-U.S. (loss) income	(2,281)	130

	$(64,878)	$(80,229)

The components of income tax (benefit) expense are as follows (in thousands):

	2020	2019
Current:
Federal	$(1,004)	$(55)
State	123	125
Foreign	33	51

Total current (benefit) expense	(848)	121

Deferred:
Federal	(13,754)	(17,953)
State	(2,000)	(3,317)
Foreign	(106)	—

Total deferred benefit	(15,860)	(21,270)

Income tax benefit	$(16,708)	$(21,149)

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented:

	2020	2019
Tax computed at US federal statutory rate	21.0%	21.0%
Increase (decrease) in effective tax rate resulting from:
U.S. credits and incentives	2.7	2.2
State income taxes, net of federal benefit	3.5	4.7
Change in valuation allowance	(1.1)	(0.9)
Permanent tax difference items	(1.6)	(0.4)
State rate changes	(0.5)	(0.7)
Other	1.8	0.5

Total effective income tax rate	25.8%	26.4%

The effective income tax rate was 25.8% and 26.4% for the years ended December 31, 2020 and 2019, respectively. In 2020 and 2019, the rate was higher than the Federal statutory rate of 21.0% primarily due to the effects of state income taxes, as well as the tax benefits from federal and state credits.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred tax assets (liabilities) as of December 31, 2020 and 2019 are as follows (in thousands):

	As of December 31,
	2020	2019
Deferred tax assets:
Interest expense	$18,728	$13,085
Equity options	2,243	1,396
Deferred rent	1,374	1,282
Net operating losses	27,621	25,838
Tax credits	7,369	4,629
Other	573	625

Total deferred tax assets	57,908	46,855

Deferred tax liabilities:
Property and equipment	(4,604)	(3,466)
Intangibles	(97,497)	(99,089)
Software development costs	(2,514)	(1,854)
Accrued expenses	(2,054)	(1,536)
Other	(679)	(72)

Total deferred tax liabilities	(107,348)	(106,017)

Valuation allowance	(5,663)	(4,690)

Net deferred tax liabilities	$(55,103)	$(63,852)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2020 and 2019, the Company maintained a valuation allowance of $5.7 million and $4.7 million, respectively, against certain deferred tax assets related to both domestic and foreign net operating loss (“NOL”) carryforwards, and state R&D credit carryovers as their future utilization remained uncertain. The net increase in valuation allowance was $1.0 million and $3.7 million in 2020 and 2019, respectively.

Total R&D tax credit carryforwards were $9.7 million at December 31, 2020 ($6.1 million at December 31, 2019), of which $0.1 million have no expiration. If unused, the remaining $9.6 million of R&D tax credit carryforwards will expire between 2021 and 2040. The unused federal and state tax credits claimed in the income tax returns included unrecognized tax benefits. The deferred tax assets recognized for these credit carryovers are presented net of these unrecognized tax benefits.

U.S. Federal NOL carryforwards were $105.0 million at December 31, 2020 ($116.5 million at December 31, 2019), of which $55.0 million have no expiration. If unused, the remaining $50.0 million of U.S. Federal NOL carryforwards will expire between 2030 and 2039. State NOL carryforwards in aggregate were $113.5 million at December 31, 2020 ($112.0 million at December 31, 2019), of which $10.8 million have no expiration. If unused, the remaining $102.7 million of state NOL carryforwards will expire between 2021 and 2040. Foreign NOL carryforwards were $16.2 million at December 31, 2020 (none at December 31, 2019), of which $16.1 million have no expiration. If unused, the remaining $0.1 million will expire in 2040. As a result of the Tax Cuts and Jobs Act of 2017 (the “TCJA 2017”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), U.S. Federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but, in the case of tax years beginning after 2020, may only be used to offset 80% of the Company’s taxable income annually.

Given the change in ownership of the Company in 2018, as well as other acquisitions made by the Company historically, utilization of such net operating loss and tax credit carryforwards may be subject to annual limitations provided by Internal Revenue Code (“IRC”) Sec. 382 and similar state provisions. The Company has not completed a formal study to determine if any ownership changes within the meaning of IRC Sec. 382 have occurred. If an ownership change has occurred, the Company’s ability to use its NOLs or tax credit carryforwards may be restricted, which could require the Company to pay federal or state income taxes earlier than would be required if such limitations were not in effect.

The Company reserved for uncertain tax positions and has recorded its unrecognized tax benefits in other long-term liabilities and deferred tax liabilities on the accompanying consolidated balance sheets. The aggregate changes in the balance of the Company’s unrecognized tax benefits for the two years ended December 31, 2020 are as follows (in thousands):

	2020	2019
Unrecognized tax benefits as of beginning of period	$1,188	$842
Increases based on tax positions related to the current period	348	293
Increases related to tax positions from prior periods	119	175
Decreases related to tax positions from prior periods	(13)	(7)
Decreases due to settlements with taxing authorities	—	(43)
Decreases due to statute of limitations lapse	(15)	(72)

Unrecognized tax benefits as of end of period	$1,627	$1,188

The balance of unrecognized tax benefits includes an insignificant amount of penalties and interest as of December 31, 2020 and 2019. The amount of interest and penalties related to unrecognized tax benefits included in the statement of operations was insignificant for all periods presented. The Company recognizes interest and penalties related to the unrecognized tax benefits as income tax expense.

The balance of unrecognized tax benefits as of December 31, 2020 and 2019 would affect the effective tax rate if recognized. The Company believes that its income tax positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial positions during the next twelve months. However, the Company estimates that in the next twelve months its gross uncertain tax positions will not be significantly impacted as a result of the expiration of the statute of limitations.

On March 27, 2020, the CARES Act was enacted into law in response to the COVID-19 pandemic. The CARES Act includes numerous modifications to income tax provisions, including a modification for NOL carryovers and carrybacks, changes to the business interest expense limitations under IRS Sec. 163(j), immediate refund of alternative minimum tax (AMT) credit carryovers, as well as a technical correction to the TCJA 2017 regarding depreciation of qualified improvement property. As a result of these modifications, during 2020, the Company filed NOL carryback claims and recorded a $2.2 million income tax receivable in anticipation of the refund the Company expects to receive in 2021. The CARES Act also contains various non-income tax measures. Pursuant to one of these measures, the Company has elected the option to defer the payment of its share of payroll taxes that would have been due between March 27, 2020 and December 31, 2020. As a result, as of December 31, 2020, the Company has accrued $4.0 million in the accompanying consolidated balance sheet, of which $2.0 million is expected to be paid by the end of 2021 and the remaining $2.0 million is expected to be paid by the end of 2022.

The Company is not currently under any domestic and international tax examination. In October 2020, the New Jersey State tax audit concluded without any income tax related adjustment. In addition, the IRS audit of the Company’s 2015 U.S. Federal income tax concluded in February 2019 without an adjustment. The Company’s U.S Federal income tax returns for 2012 and 2013 remain open to examination by the IRS on a limited basis due to the NOL and R&D credit carryback claims filed as a result of the CARES Act. In addition, the Company’s U.S. Federal income tax returns for 2017 and subsequent years remain open to examination. The Company’s state income tax returns for 2014 and subsequent years remain open to examination by the various tax authorities.

Tax incentives—In June 2016, the New Jersey Economic Development Authority (“NJEDA”) approved a 10-year, $38.3 million Grow New Jersey award in connection with the Company’s move to its new corporate headquarters at Bell Works-Holmdel, New Jersey, which took place in November 2017. This award, in the form of a tax credit the Company can use against its future New Jersey state income tax, is tied into the Company maintaining an agreed upon level of employment and providing new eligible New Jersey jobs for a 10-year future period. In June 2020, the NJEDA approved a maximum tax credit of $30.6 million over the 10-year period beginning from the 2020 tax year. If the Company maintains 808 jobs annually, calculated on a monthly average basis, in its Bell Works-Holmdel, New Jersey headquarters, and meets certain other non-headcount requirements as defined by the program, the Company will receive an annual tax credit of approximately $3.1 million. Such tax credit will be proportionally decreased and reduced to zero if the Company fails to maintain at least 647 average eligible jobs in any year. In August 2020, the New Jersey Division of Taxation further approved the overall tax credit. The Company is planning to submit the required documentation to secure the tax credit for 2020 during the first quarter of 2021. The tax credit for 2020 is expected to be between $2.0 and $2.5 million.

13. FINANCIAL INSTRUMENTS

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2—Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3—Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2020 and 2019, the Company had no financial assets or liabilities measured at fair value on a recurring basis that relied upon Level 1 and 2 inputs. The following table provides a summary of changes in fair value of the Company’s Level 3 financial liabilities related to its contingent consideration for the years ended December 31, 2020 and 2019 (in thousands):

At January 1, 2019	$22,951
Change in fair value	6,427	(a)
Earnout payment	(29,378)

At December 31, 2019	—
Contingent consideration—acquisition	460
Change in fair value	24	(b)

At December 31, 2020	$484

(a)	The change in fair value was a balance sheet reclass from due to former equity holders to contingent consideration.
(b)	The change in fair value was recorded in general and administrative expense in the Company’s consolidated statements of operations.

The contingent consideration is classified as Level 3 and its fair value was estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market. The significant inputs in the Level 3 measurement not supported by market activity included the Company’s probability assessments of expected future cash flows associated with its related acquisition during the earn-out payments measurement period, appropriately discounted considering the uncertainties associated with the obligation, and calculated in accordance with the terms of the purchase agreement. Significant assumptions used on contingent consideration associated with the TextRecruit acquisition in 2018 and Opening HR acquisition in 2020 included a discount rate (net of risk adjustment) of 11.6% and 7.5%, respectively.

The carrying amounts of all other current financial assets and current financial liabilities reflected in the consolidated balance sheets approximate fair value due to their short-term nature. In addition, the Company determined that the carrying value of its Term Loan and Revolver also approximated fair value based on Level 2 inputs as the interest rate from the incremental Term Loan and Revolver borrowings in the 4th quarter of 2020 was consistent with the existing debt. The Company does not have non-financial assets or liabilities that have been measured at fair value on a nonrecurring basis as of December 31, 2020 and 2019.

14. RELATED-PARTY TRANSACTIONS

The Company incurred consulting services and other expenses related to services provided by the affiliated company of Vista, which is a U.S.-based investment firm that controls the funds which own a majority of the Company. Total such expenses incurred by the Company were $1.9 million and $2.4 million, which are included in general and administrative expense on the Company’s consolidated statement of operations for the years ended December 31, 2020 and 2019, respectively. The Company had $0.5 million and $0.6 million in accounts payable related to these expenses at December 31, 2020 and 2019, respectively.

The Company also has revenue arrangements with Vista affiliates. The Company recognized revenues related to these arrangements of $0.6 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively. The Company had $0.4 million and $0.1 million in accounts receivable related to these agreements at December 31, 2020 and 2019, respectively. In addition, the Company pays for services with Vista affiliates in the normal course of business. The total expenses incurred by the Company for Vista affiliates during the years ended December 31, 2020 and 2019 were $0.1 million and insignificant, respectively. There was no accounts payable related to these services as of December 31, 2020 and 2019.

As discussed in Note 7, the Company entered into the Credit Agreement that consisted of the Term Loan and Revolver on September 12, 2018 with a consortium of lenders for a principal amount of $400.0 million and principal committed amount of $25.0 million, respectively. The Credit Agreement was subsequently amended resulting in a total increase of $135.0 million in Term Loan borrowings in June 2019 and November 2019. The Revolver was undrawn at inception until the Company withdrew $25.0 million in December 2020. Affiliates of Vista held $47.1 million of the Term Loan at December 31, 2020 and 2019, and $2.9 million of the Revolver at December 31, 2020. During the years ended December 31, 2020 and 2019, affiliates of Vista were paid $3.1 million and $4.3 million in interest on the portion of the Term Loan and the Revolver held by them.

In March 2020, the Company entered into the Purchase Agreement with its CEO in exchange for the Note in the amount of $32.0 million. For the year ended December 31, 2020, a total of $0.9 million of equity-based compensation expense was recognized in connection with this arrangement. See Unit Purchase Agreement section in Note 11, Equity-Based Compensation, for full details.

15. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

iCIMS HOLDING LLC

PARENT COMPANY ONLY CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in thousands, except unit data)

	2020	2019
Assets
Investment in subsidiaries	$731,338	$746,915

Total assets	$731,338	$746,915

Liabilities and members’ equity
Members’ equity:
Members’ equity, 927,733 units authorized, 871,881 and 855,097 units issued; 870,811 and 855,097 units outstanding, respectively	$884,027	$855,093
Additional paid-in capital	8,867	6,195
Treasury units, 1,070 and no units, respectively	(1,255)	—
Accumulated other comprehensive income (loss)	2,237	(5)
Accumulated deficit	(162,538)	(114,368)

Total members’ equity	731,338	746,915

Total liabilities and members’ equity	$731,338	$746,915

iCIMS HOLDING LLC

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands, except unit and per unit data)

	2020	2019
Revenues:
Total revenues	$—	$—
Cost of revenues:
Total cost of revenues	—	—

Gross profit	—	—
Operating expenses:
Total operating expenses	—	—

Operating income	—	—

Other expense:
Total other expenses	—	—
Equity in net loss of subsidiaries	(48,170)	(59,080)

Net loss	$(48,170)	$(59,080)

iCIMS HOLDING LLC

PARENT ONLY CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

	2020	2019
Net loss	$(48,170)	$(59,080)
Other comprehensive income (loss):
Subsidiaries’ other comprehensive income (loss)	2,242	(5)

Total comprehensive loss	$(45,928)	$(59,085)

Description of Business

iCIMS Holding, which is controlled by Vista, owns 100% of Cersei Parent Holdings, which owns 100% of Cersei Intermediate Holdings, Inc. (“Cersei Intermediate Holdings”), which owns 100% of iCIMS.

iCIMS Holding (formerly known as Cersei Topco, LLC) was formed in Delaware in 2018 and became the ultimate parent of iCIMS. Prior to the issuance of these condensed financial statements, in March 2021, the Company filed a Certificate of Amendment with the state of Delaware to change its name from Cersei Topco, LLC to iCIMS Holding LLC. iCIMS Holding has no operations or significant assets or liabilities other than its investment in Cersei Parent Holdings. Accordingly, iCIMS Holding is dependent upon distributions from Cersei Parent Holdings to fund its limited, non-significant operating expenses. However, Cersei Parent Holdings, Cersei Intermediate Holdings and iCIMS’ ability to pay dividends or lend to iCIMS Holding is limited under the terms of the Credit Agreement. All obligations under iCIMS’ Credit Agreement are guaranteed by Cersei Parent Holdings. The Credit Agreement contains covenants limiting Cersei Parent Holdings’ ability and the ability of its restricted subsidiaries to, among other things: pay dividends or distributions; incur additional debt; incur liens on assets; make investments; merge or consolidate with another company or sell all or substantially all assets; enter into transactions with affiliates; make prepayments and modifications of subordinated debt; modify its holding company status; enter into burdensome agreements; materially alter the business it conducts; and change its fiscal year. Because of the aforementioned qualitative restrictions, substantially all of the assets of iCIMS Holding’s subsidiaries are restricted. These covenants are subject to important exceptions and qualifications as described in the Credit Agreement. For a discussion of the Credit Agreement, see Note 7, Debt.

Basis of Presentation

These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. Under a parent-only presentation, iCIMS Holding’s investments in subsidiaries are presented under the equity method of accounting. A condensed statement of cash flows was not presented because iCIMS Holding has no material operating, investing, or financing cash flow activities for the years ended December 31, 2020 or 2019 except the repurchase of equity units funded by iCIMS during 2020 and 2019. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to consolidated financial statements.

16. SUBSEQUENT EVENT

The Company has evaluated subsequent events through March 24, 2021, the date on which the consolidated financial statements were available to be issued.

******

             Shares

iCIMS Holding Corp.

Common Stock

Morgan Stanley

J.P. Morgan

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.

SEC registration fee	$*	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*

Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion, of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since we were formed on August 9, 2018, we have made sales of the following unregistered securities:

•	On September 12, 2018, we issued 635,000 common units for an aggregate of $635.0 million in connection with the acquisition of iCIMS, Inc. by affiliates of Vista and certain other investors.

•

On September 12, 2018, we issued an aggregate of 218,513.83 common units to certain rollover investors and re-investors, including certain of our officers and employees, for an aggregate of $218.5 million in connection with Vista’s acquisition of iCIMS, Inc., of which 217,447.24 units remain outstanding.

•

From November 13, 2018 through February 18, 2021, we granted certain directors, employees, consultants, and other service providers options to acquire 134,198.71 common units with per unit exercise prices ranging from $1,000.00 to $2,008.70, of which 57,769.17 units remain outstanding.

•	On April 4, 2019 we granted 150 participating units (all of which are vested) for a total fair value of $150,000.00 to a certain employee.

•	On March 2, 2020, we sold 28,500 common units at a price of $1,121.90 per unit for an aggregate of $32.0 million, financed by a secured recourse promissory note, to a certain employee.

•

On December 10, 2020, we issued 13,641.72 common units for an aggregate of $27.3 million to certain rollover investors in consideration for certain outstanding shares to acquire equity securities of Altru Labs Inc. in connection with our acquisition of Altru Labs Inc., all of which remain outstanding.

•	From January 19, 2021 through March 8, 2021, we granted 150 performance-based restricted stock units (all of which are unvested) for a total fair value of $301,305.00 to two of our advisors.

•	On March 1, 2021 we granted 75 time-based restricted stock units (all of which are unvested) for a total fair value of $150,652.50 to a director.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of iCIMS Holding Corp., to be in effect upon the closing of this offering

3.2*	Amended and Restated Bylaws of iCIMS Holding Corp., to be in effect upon the closing of this offering

4.1*	Form of Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Credit Agreement, dated as of September 12, 2018, among iCIMS, Inc., as borrower, Cersei Parent Holdings, LLC, as a guarantor, Cersei Intermediate Holdings, Inc., as a guarantor, each of the other guarantors party thereto, a syndicate of lenders and Goldman Sachs Middle Market Lending Corp., as administrative agent and collateral agent

10.1*	Assumption Agreement and Amendment No. 1, dated as of June 14, 2019, among iCIMS, Inc., Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc., each of the other credit parties party thereto, the lenders party thereto and Goldman Sachs Middle Market Lending Corp., as administrative agent

10.2*	Assumption Agreement and Amendment No. 2, dated as of November 16, 2020, among iCIMS, Inc., Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc., each of the other credit parties party thereto, the lenders party thereto and Goldman Sachs Middle Market Lending Corp., as administrative agent and collateral agent

10.3*	Master Services Agreement, effective as of September 12, 2018, by and between Vista Consulting Group, LLC and Cersei Topco, LLC (n/k/a iCIMS Holding LLC), Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc. and iCIMS, Inc.

10.4+*	Management Agreement, effective as of September 12, 2018, by and between Vista Equity Partners Management, LLC and Cersei Topco, LLC (n/k/a iCIMS Holding LLC), Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc. and iCIMS, Inc.

10.5+*	Employment Agreement, dated as of February 10, 2020, by and between N. Steven Lucas and iCIMS, Inc.

10.6+*	Employment Agreement, dated as of November 12, 2018, by and between Valerie Rainey and iCIMS, Inc.

10.7+*	Employment Agreement, dated as of May 4, 2020, by and between Diane Fanelli and iCIMS, Inc.

10.8+*	Form of iCIMS Holding Corp. 2021 Omnibus Incentive Plan

10.9+*	Form of Incentive Stock Option Agreement

10.10+*	Form of Restricted Stock Agreement

10.11+*	Form of Nonqualified Stock Option Agreement

10.12+*	Form of Stock Appreciation Rights Agreement

10.13+*	Form of Restricted Stock Unit Agreement

10.14+*	Form of Indemnification Agreement

Exhibit Number	Description

10.15*	Form of Director Nomination Agreement

21.1*	List of subsidiaries of iCIMS Holding Corp.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3*	Consent of Forrester Consulting

24.1*	Powers of attorney (included on signature page)

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(ii) Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Holmdel, New Jersey, on                 , 2021.

iCIMS Holding Corp.

By:
Name:	N. Steven Lucas
Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of iCIMS Holding Corp. hereby appoint each of                ,                  and                , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

N. Steven Lucas	Chief Executive Officer (Principal Executive Officer)

Valerie Rainey	Chief Financial Officer (Principal Financial and Accounting Officer)

Maneet S. Saroya	Director

Nadeem Syed	Director